Proven Track Record, Positioned for Growth



2025 Annual Report



Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

On the cover:
Gold pour at Macassa operations

In this report

What sets us apart is a culture rooted in doing the right thing. Guided by shared values, our people work safely, act responsibly and collaborate with purpose to build lasting value for employees, communities and shareholders.



Hope Bay, Nunavut, Canada

Message from Ammar Al-Joundi, President & CEO

Execution that Delivers

2025 was an exceptional year for Agnico Eagle — demonstrating the strength of our strategy and our ability to deliver. In a strong gold price environment, our teams executed consistently across the business, translating operational excellence into record financial results while advancing the projects shaping our next phase of growth. As a result, Agnico Eagle has never been better positioned, with the strongest balance sheet in our history, a portfolio of high-quality assets and a project pipeline expected to drive production growth over the next decade.

Consistency remains at the core of our value proposition. Throughout 2025, we delivered on our production and cost commitments quarter after quarter across a portfolio of long-life assets in some of the world's best mining jurisdictions. Annual production exceeded the midpoint of guidance, reflecting the reliability of our operations. As gold prices reached record levels, cost increases remained modest, resulting in margin expansion and record free cash flow.

That performance strengthened our balance sheet and increased returns to shareholders. During the year, we moved from a net debt position to a net cash position, resulting in the strongest balance sheet in our history. This financial flexibility supports our growth strategy.

We returned approximately $1.4 billion to shareholders through dividends and share repurchases and positioned the business to increase our quarterly dividend by 12.5% in March 2026.



Gold doré bar produced at Macassa

"Our expansion and development projects have the potential to increase annual gold production by 20% to 30% over the next decade, potentially exceeding four million ounces annually in the early 2030s."

Advancing the Strongest Pipeline in Our History

Equally important was the progress we made advancing what we believe is the strongest project pipeline in our history. Our expansion and development projects have the potential to increase annual gold production by 20% to 30% over the next decade, potentially exceeding four million ounces annually in the early 2030s. What excites me most is the depth and quality of this pipeline and the long-term value it can create.

These projects are moving from planning into development and construction, reflecting our disciplined approach. At the same time, we are also assessing opportunities to advance certain additional projects where it makes sense, all while maintaining our focus on capital discipline and strong returns.

At Canadian Malartic, we continued the transition from open pit to underground mining and advanced development to support initial production from the East Gouldie deposit in the first half of 2026, with drilling continuing to expand the mineral reserve and mineral resource base and support a larger long-term production profile.



Ammar Al-Joundi, President & CEO

At Detour Lake, Canada's largest gold mine, underground ramp development began while drilling continued to define high-grade zones at depth, supporting plans to scale the operation toward approximately one million ounces of annual production over time.

At Upper Beaver, we completed key surface infrastructure and began sinking the exploration shaft, marking an important step toward developing a new underground mine in the Kirkland Lake camp.

At Hope Bay in Nunavut, we advanced infrastructure and exploration to support a potential redevelopment decision, with an updated study expected in the first half of 2026. If developed as envisioned, Hope Bay could produce approximately 400,000 to 425,000 ounces of gold annually.

At San Nicolás in Mexico, our joint venture with Teck, we continued advancing engineering and feasibility work toward development readiness.

Together, these projects represent a tangible, capital-efficient pipeline focused on execution, anchored by expansions of world-class assets and new mines in regions where we already operate and have technical expertise, infrastructure and strong community relationships.

Exploration continued to strengthen this pipeline in 2025. Drilling at Canadian Malartic and Detour Lake extended mineralization at depth, supporting underground development, while encouraging results at Hope Bay continue to expand mineral resources at Madrid. At year end, Agnico Eagle reported record mineral reserves and mineral resources, reinforcing the foundation for future growth.

A Proven Strategy, Delivered by Our People

Our strategy remains simple and proven: operate in jurisdictions with strong geological potential and political stability, create value through the drill bit and build regional advantages. In 2025, that strategy once again translated into consistent operational performance, disciplined capital allocation and exploration success.

Responsible mining remains fundamental to our business. We continue to strengthen safety practices across our operations while building long-term relationships with local and Indigenous communities through employment, procurement and partnerships.

None of this would be possible without our people. Mining is a complex business, but our teams make it look simple through discipline, experience and commitment. Their ability to execute consistently across a growing portfolio of assets remains one of Agnico Eagle's greatest strengths. I thank our employees for their outstanding work and our shareholders for their continued trust and support.

Looking ahead, while near-term gold price movements are impossible to predict, we remain constructive on gold over the long term. Structural factors supporting gold — including rising debt levels, geopolitical uncertainty and shifts in the global monetary system — remain firmly in place.

With a strong balance sheet, a portfolio of high-quality assets and a pipeline of projects now moving into execution, we believe Agnico Eagle is well positioned to deliver its next phase of growth and continue creating long-term value for shareholders.

Sincerely,

Ammar Al-Joundi
President & Chief Executive Officer

Operations At-a-Glance

2025 Production

3.45M Gold (in ounces)	**2.50M** Silver (in ounces)
8.45K Zinc (in tonnes)	**5.39K** Copper (in tonnes)



FINLAND

CANADA

MEXICO

ONTARIO   QUEBEC

AUSTRALIA

● Operations
■ Exploration Projects

Agnico Eagle's operating mines are located in Canada, Australia, Finland and Mexico. We continue to execute on our strategy of building a high-quality, low-risk sustainable business in favourable mining jurisdictions with strong geological potential and stable political environments.

Mining Operations

1 LaRonde
Quebec, Canada
Underground mines in Abitibi region

2025 payable paroduction:
344,555 ounces of gold

2 Canadian Malartic
Quebec, Canada
Underground and open pit mine in Abitibi region with potential for satellite projects at Marban and Wasamac

2025 payable production:
642,612 ounces of gold

3 Goldex
Quebec, Canada
Underground mine in Abitibi region

2025 payable production:
125,501 ounces of gold

4 Detour Lake
Ontario, Canada
Open pit mine and underground project in northeastern Ontario

2025 payable production:
692,675 ounces of gold

5 Macassa
Ontario, Canada
Underground mine in northeastern Ontario

2025 payable production:
312,729 ounces of gold

6 Meliadine
Nunavut, Canada
Underground and open pit mine in the Kivalliq district of Nunavut

2025 payable production:
376,346 ounces of gold

7 Meadowbank
Nunavut, Canada
Underground and open pit mine in the Kivalliq district of Nunavut

2025 payable production:
493,314 ounces of gold

8 Fosterville
Victoria, Australia
Underground mine in southeastern Australia

2025 payable production:
160,522 ounces of gold

9 Kittilä
Lapland, northern Finland
Underground mine

2025 payable production:
217,379 ounces of gold

10 Pinos Altos
Chihuahua State, northern Mexico
Open pit and underground mine

2025 payable production:
81,734 ounces of gold

Exploration Projects

11 Hope Bay
Nunavut, Canada

The Hope Bay property contains substantial mineral reserves and mineral resources at the Doris, Madrid and Boston deposits.

12 Hammond Reef
Northwestern Ontario, Canada

A gold exploration project with significant open pit mineral reserves and mineral resources.

13 Upper Beaver
Northeastern Ontario, Canada

Advanced exploration project with gold-copper mineralization in an intrusive complex. Larger property portfolio in a historic gold district hosts additional gold deposits including Upper Canada and Anoki-McBean.

14 Timmins East
Northeastern Ontario, Canada

The Timmins East land package covers 100 km strike length between Timmins, Ontario and the Quebec border. Properties host multiple past-producing gold mines including Holt, Holloway, Hislop, Taylor and Aquarius.

15 San Nicolás (50%)
Zacatecas State, Mexico

Large volcanic-hosted massive sulphide deposit, jointly owned with Teck Resources Limited.

16 Northern Territory
Gold targets at Pine Creek, Maud Creek, Mt Paqualin and Union Reefs in Australia's Northern Territory.

Corporate Governance

We strive to earn and retain the trust of shareholders through a steadfast commitment to sound and effective corporate governance. Our governance practices reflect the structure and processes we believe are necessary to improve the Company's performance and enhance shareholder value.

Our Board of Directors consists of 11 directors, of which all but two are independent from management. The Board of Directors is ultimately responsible for overseeing the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. It discharges its responsibilities either directly or through five committees – the Audit Committee, the Corporate Governance Committee, the Compensation Committee, the Health, Safety, Environment and Sustainable Development Committee (HSESD) and the Technical Committee.

Board Committees

The **Audit Committee** assists the Board of Directors in its oversight responsibilities with respect to the integrity of the Company's financial statements, cyber security, compliance with legal and regulatory requirements, external auditor qualifications and the independence and performance of the Company's internal and external audit functions.

The **Corporate Governance Committee** advises and makes recommendations to the Board of Directors on corporate governance matters, the effectiveness of the Board of Directors and its committees, the contributions of individual directors and the identification and selection of director nominees.

The **Compensation Committee** advises and makes recommendations to the Board of Directors on the Company's strategy, policies and programs for compensating and developing executive management and for compensating directors.

The **Health, Safety, Environment and Sustainable Development Committee (HSESD)** advises and makes recommendations to the Board of Directors with respect to monitoring and reviewing HSESD policies, principles, practices and processes, climate change practices, inclusion practices, HSESD performance and regulatory issues relating to health, safety and the environment. It also supports the Company's commitment to a healthy and safe work environment and environmentally sound and socially responsible resource development.

The **Technical Committee** advises and makes recommendations to the Board of Directors on the Company's operational practices and processes, monitors and reviews the risks associated with the Company's operations and provides guidance to management of the Company with respect to operational practices and processes.



Upper Beaver, Ontario, Canada

Board of Directors

Sean Boyd, FCPA, FCA
Chair of the Board
Director since 1998

Jeffrey Parr[1,3]
Vice Chair of the Board
Director since 2022

Jamie Sokalsky, CPA, CA[1,3]
Lead Director
Director since 2015

Ammar Al-Joundi
President &
Chief Executive Officer
Director since 2022

The Hon. Leona Aglukkaq
P.C.[2,4]
Director since 2021

Martine A. Celej[2]
Director since 2011

Jonathan Gill[4,5]
Director since 2022

Peter Grosskopf[2,3]
Director since 2022

Elizabeth Lewis-Gray,
FAusIMM FTSE GAICD[4,5]
Director since 2022

1 Audit Committee
2 Compensation Committee
3 Corporate Governance
   Committee
4 Health, Safety, Environment
   and Sustainable Development
   (HSESD) Committee
5 Technical Committee

Deborah McCombe,
P.Geo.[4,5]
Director since 2014

J. Merfyn Roberts, CA[1,5]
Director since 2008

Officers

Ammar Al-Joundi
President &
Chief Executive Officer

Jamie Porter
Executive Vice-President,
Finance & Chief Financial
Officer

Dominique Girard
Executive Vice-President,
Chief Operating Officer –
Nunavut, Quebec & Europe

Natasha Vaz
Executive Vice-President,
Chief Operating Officer –
Ontario, Australia & Mexico

Guy Gosselin
Executive Vice-President,
Exploration

Carol Plummer
Executive Vice-President,
Sustainability, People & Culture

Jean Robitaille
Executive Vice-President,
Chief Strategy &
Technology Officer

Chris Vollmershausen
Executive Vice-President,
Legal, General Counsel &
Corporate Secretary

Detailed Mineral Reserves and Mineral Resources

Mineral Reserves

Gold mineral reserves increased by 2.1% to a record 55.4 million ounces

The Company's proven and probable mineral reserves estimate (net of 2025 gold production) totalled 1,330 million tonnes of ore grading 1.30 g/t gold, containing approximately 55.4 million ounces of gold, at December 31, 2025. This is an increase of approximately 1.16 million ounces of gold (2.1%) compared to the proven and probable mineral reserves of 54.3 million ounces of gold in 1,277 million tonnes of ore grading 1.32 g/t gold at year-end 2024.

The increase in mineral reserves at December 31, 2025 is the result of the replacement of 3.0 million ounces of gold mined from operating assets, including Odyssey, Meliadine, LaRonde, Goldex, Fosterville and Macassa, combined with the acquisition of the Marban project, where initial mineral reserves were declared at year-end 2025.

A technical evaluation of the Marban deposit completed during the fourth quarter of 2025 resulted in new probable mineral reserves of 1.58 million ounces of gold (51.6 million tonnes of ore grading 0.95 g/t gold) at December 31, 2025. The progress in mineral reserve development at Marban is the result of efforts by the Company to leverage regional synergies following the recent transactions to consolidate the Malartic camp at Canadian Malartic and advance the "fill-the-mill" strategy.

The Company's current mineral reserves are based on a gold price of $1,600 per ounce for most operating assets, with exceptions that include Detour Lake open pit using $1,500 per ounce; Amaruq and Pinos Altos using $2,000 per ounce; and variable assumptions for some other pipeline projects, including Marban and Wasamac using $1,650 per ounce.

At a gold price 10% higher than the assumed gold price (leaving other assumptions unchanged), the Company estimates there would be an approximate 9.0% increase in the gold contained in proven and probable mineral reserves. Conversely, the Company estimates that at a gold price 10% lower than the assumed gold price (leaving other assumptions unchanged), there would be an approximate 8.7% decrease in the gold contained in proven and probable mineral reserves.

Mineral Resources

Measured and indicated mineral resources increased by 9.6% and inferred mineral resources increased by 15.5%, both to record levels

At December 31, 2025, the Company's measured and indicated mineral resources totalled a record 47.1 million ounces of gold (1,200 million tonnes grading 1.22 g/t gold). This represents a 9.6% (4.1 million ounce) increase in contained ounces of gold and a 7% increase in grade compared to the measured and indicated mineral resource estimate at year-end 2024.

The year-over-year increase in measured and indicated mineral resources is primarily due to the conversion of inferred mineral resources into measured and indicated mineral resources at Detour Lake underground, LaRonde Zone 5 and Meliadine and to gold price-related revisions, partially offset by the upgrade of mineral resources to mineral reserves at Meliadine, Macassa, LaRonde Zone 5 and Fosterville.

At Detour Lake, the Company continued to convert inferred mineral resources into indicated mineral resources resulting in the addition of 1.9 million ounces of gold in measured and indicated mineral resources, which totalled 17.2 million ounces of gold (675 million tonnes grading 0.79 g/t gold) at year-end.

At December 31, 2025, the Company's inferred mineral resources totalled a record 41.8 million ounces of gold (522 million tonnes grading 2.49 g/t gold). This represents a 15.5% (5.6 million ounces of gold) increase in contained ounces of gold compared to the inferred mineral resource estimate a year earlier. The year-over-year increase in inferred mineral resources is primarily due to exploration drilling success at East Gouldie, Hope Bay and Detour Lake underground. The grade of the inferred mineral resources at year-end 2025 remained unchanged at 2.49 g/t gold compared to the prior year.

At the East Gouldie deposit, inferred mineral resources increased by 62% (2.8 million ounces of gold) year over year to 7.4 million ounces of gold (94.3 million tonnes grading 2.43 g/t gold) at year-end. In total, the Odyssey mine hosted 12.7 million ounces of gold in inferred mineral resources (177.7 million tonnes grading 2.21 g/t gold) at December 31, 2025.



Kittilä, Finland

At Hope Bay during 2025, continued exploration success in the Patch 7 zone at the Madrid deposit added 0.9 million ounces of gold of inferred mineral resources for a total of 1.7 million ounces of gold (8.0 million tonnes grading 6.57 g/t gold) in inferred mineral resources at the Patch 7 zone at year-end 2025 in addition to 1.0 million ounces of gold in indicated mineral resources (4.5 million tonnes grading 6.77 g/t gold). In total at Hope Bay, there were 3.2 million ounces of gold (16.9 million tonnes grading 5.98 g/t gold) in inferred mineral resources at year-end.

Notes: Mineral reserves reported are not included in mineral resources. Tonnage amounts and contained metal amounts set out in these tables have been rounded to the nearest thousand, so aggregate amounts may differ from column totals. Please refer to the Company's news release dated February 12, 2026 and the Company's Annual Information Form for the year ended December 31, 2025 for further details on mineral reserves and mineral resources. The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management, who is a "Qualified Person" for the purposes of National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this annual report.

The assumptions used for the December 31, 2025 mineral reserve and mineral resource estimates reported by the Company were as follows:

Metal price for mineral reserve estimation[1]	$1,600 Gold ($/oz)	$24.00 Silver ($/oz)	$3.80 Copper ($/lb)	$1.20 Zinc ($/lb)
Metal price for mineral resource estimation[2]	$2,000 Gold ($/oz)	$25.00 Silver ($/oz)	$4.00 Copper ($/lb)	$1.30 Zinc ($/lb)
Exchange rates[3]	1.34 C$ per US$1.00	18.00 MXN per US$1.00	1.52 A$ per US$1.00	0.91 € per US$1.00

1. Exceptions: $1,350 per ounce of gold used for Hammond Reef; $1,500 per ounce of gold used for Detour Lake open pit; $1,650 per ounce of gold used for Wasamac and Marban; $2,000 per ounce of gold for Amaruq; $1,450 per ounce of gold and $3.75 per pound of copper used for Upper Beaver; $2,000 per ounce of gold and $27.00 per ounce of silver used for Pinos Altos; and $1,300 per ounce of gold, $20.00 per ounce of silver, $3.00 per pound of copper and $1.10 per pound of zinc used for San Nicolás.
2. Exceptions: $1,200 per ounce of gold used for Holt complex; $1,300 per ounce of gold used for Detour Lake Zone 58N; $1,500 per ounce of gold used for Northern Territory; $1,533 per ounce of gold used for Barsele; $1,600 per ounce of gold used for Canadian Malartic; $1,650 per ounce of gold used for La India; $1,688 per ounce of gold used for Hammond Reef, Anoki-McBean and Tarachi; $1,750 per ounce of gold used for Upper Beaver, Wasamac and Aquarius; $1,800 per ounce of gold used for Marban; $1,900 per ounce of gold used for Marban Regional and Akasaba Regional; $2,400 per ounce of gold used for Amaruq; $1,688 per ounce of gold and $25.00 per ounce of silver used for Santa Gertrudis; $1,300 per ounce of gold, $20.00 per ounce of silver, $3.00 per pound of copper and $1.10 per pound of zinc used for San Nicolás; $2,400 per ounce of gold and $28.00 per ounce of silver used for Pinos Altos.
3. Exceptions: exchange rate of C$1.25 per US$1.00 used for Holt complex and Detour Lake Zone 58N; US$1.15 per €1.00 used for Barsele; C$1.30 per US$1.00 used for Detour Lake open pit, Detour Lake underground, Hammond Reef and Anoki-McBean; and A$1.45 per US$1.00 used for Northern Territory.

Detailed Mineral Reserve and Mineral Resource Data

Variances in down-adding and cross-adding are due to rounding.

Mineral Reserves as at December 31, 2025

OPERATION / PROJECT	Mining Method*	PROVEN 000 Tonnes	g/t	000 Oz Au	PROBABLE 000 Tonnes	g/t	000 Oz Au	PROVEN & PROBABLE 000 Tonnes	g/t	000 Oz Au	Recovery %**
Gold											
LaRonde mine[1]	U/G	2,469	4.65	369	8,158	6.06	1,590	10,627	5.73	1,959	94.4
LaRonde Zone 5[2]	U/G	6,405	2.02	415	6,800	2.17	474	13,205	2.09	889	94.5
LaRonde Total		**8,874**	**2.75**	**784**	**14,959**	**4.29**	**2,064**	**23,832**	**3.72**	**2,848**	
Canadian Malartic mine[3]	O/P	36,896	0.50	597	21,697	1.22	852	58,594	0.77	1,449	88.8
Marban deposit[4]	O/P	—	—	—	51,618	0.95	1,577	51,618	0.95	1,577	90.0
Odyssey deposit[5]	U/G	29	2.37	2	4,758	2.12	325	4,787	2.12	327	95.0
East Gouldie[6]	U/G	—	—	—	54,943	3.23	5,699	54,943	3.23	5,699	94.4
Odyssey Mine Total		**29**	**2.37**	**2**	**59,701**	**3.14**	**6,024**	**59,730**	**3.14**	**6,026**	
Canadian Malartic Total		**36,925**	**0.50**	**599**	**133,016**	**1.98**	**8,453**	**169,941**	**1.66**	**9,052**	
Goldex[7]	U/G	6,255	1.48	298	9,065	1.68	488	15,320	1.60	786	85.9
Akasaba West[8]	O/P	969	0.82	26	2,807	0.96	86	3,777	0.92	112	77.6
Goldex Total		**7,225**	**1.39**	**324**	**11,872**	**1.51**	**575**	**19,097**	**1.46**	**898**	
Wasamac	U/G	—	—	—	14,757	2.90	1,377	14,757	2.90	1,377	89.7
Quebec Total		**53,023**	**1.00**	**1,707**	**174,603**	**2.22**	**12,468**	**227,626**	**1.94**	**14,175**	
Detour Lake (at or above 0.5 g/t)	O/P	66,690	1.08	2,313	434,448	0.90	12,641	501,138	0.93	14,954	88.4
Detour Lake (below 0.5 g/t)	O/P	53,681	0.42	722	243,242	0.37	2,899	296,923	0.38	3,621	88.4
Detour Lake Total[9]		**120,371**	**0.78**	**3,035**	**677,690**	**0.71**	**15,540**	**798,061**	**0.72**	**18,575**	
Macassa[10]	U/G	612	10.43	205	6,013	8.68	1,678	6,625	8.84	1,883	95.9
Macassa Near Surface[11]	U/G	3	2.11	0	80	3.91	10	84	3.84	10	93.5
AK deposit[12]	U/G	126	4.35	18	1,975	4.54	288	2,101	4.53	306	93.5
Macassa Total		**742**	**9.36**	**223**	**8,068**	**7.62**	**1,976**	**8,810**	**7.77**	**2,200**	
Upper Beaver	O/P	—	—	—	3,235	1.82	189	3,235	1.82	189	95.5
Upper Beaver	U/G	—	—	—	19,946	4.02	2,579	19,946	4.02	2,579	95.5
Upper Beaver Total[13]		**—**	**—**	**—**	**23,181**	**3.71**	**2,768**	**23,181**	**3.71**	**2,768**	
Hammond Reef[14]	O/P	—	—	—	123,473	0.84	3,323	123,473	0.84	3,323	89.8
Ontario Total		**121,113**	**0.84**	**3,258**	**832,412**	**0.88**	**23,607**	**953,524**	**0.88**	**26,865**	
Amaruq	O/P	8,048	1.26	327	7,364	3.17	750	15,412	2.17	1,077	90.5
Amaruq	U/G	81	4.22	11	2,221	5.12	366	2,302	5.09	377	90.5
Meadowbank Total[15]		**8,129**	**1.29**	**338**	**9,585**	**3.62**	**1,116**	**17,714**	**2.55**	**1,454**	
Meliadine	O/P	1,142	4.24	156	4,291	3.64	503	5,433	3.77	658	96.0
Meliadine	U/G	2,962	6.32	602	13,680	5.37	2,362	16,642	5.54	2,964	96.0
Meliadine Total[16]		**4,104**	**5.74**	**757**	**17,971**	**4.96**	**2,864**	**22,075**	**5.10**	**3,622**	
Hope Bay[17]	U/G	93	6.77	20	16,086	6.53	3,376	16,178	6.53	3,396	87.5
Nunavut Total		**12,325**	**2.82**	**1,116**	**43,642**	**5.24**	**7,356**	**55,967**	**4.71**	**8,472**	
Fosterville[18]	U/G	887	5.41	154	9,516	4.95	1,516	10,403	4.99	1,670	92.0
Australia Total		**887**	**5.41**	**154**	**9,516**	**4.95**	**1,516**	**10,403**	**4.99**	**1,670**	
Kittilä[19]	U/G	931	4.66	140	23,818	4.15	3,179	24,749	4.17	3,319	86.0
Europe Total		**931**	**4.66**	**140**	**23,818**	**4.15**	**3,179**	**24,749**	**4.17**	**3,319**	
Pinos Altos	O/P	26	0.60	1	1,629	1.00	53	1,656	1.00	53	93.6
Pinos Altos	U/G	633	2.06	42	2,374	2.29	175	3,007	2.24	216	94.2
Pinos Altos Total[20]		**659**	**2.00**	**42**	**4,003**	**1.76**	**227**	**4,662**	**1.80**	**269**	
San Nicolás (50%)[21]	O/P	23,858	0.41	314	28,761	0.39	358	52,619	0.40	672	17.6
Mexico Total		**24,517**	**0.45**	**357**	**32,764**	**0.56**	**585**	**57,281**	**0.51**	**941**	
Total Gold		**212,796**	**0.98**	**6,731**	**1,116,755**	**1.36**	**48,711**	**1,329,551**	**1.30**	**55,442**	

Mineral Reserves as at December 31, 2025

OPERATION / PROJECT		PROVEN			PROBABLE			PROVEN & PROBABLE			
Silver	**Mining Method***	**000 Tonnes**	**g/t**	**000 Oz Ag**	**000 Tonnes**	**g/t**	**000 Oz Ag**	**000 Tonnes**	**g/t**	**000 Oz Ag**	**Recovery %****
LaRonde mine	U/G	2,469	10.46	830	8,158	20.75	5,443	10,627	18.36	6,273	78.1
Pinos Altos	O/P	26	8.57	7	1,629	34.82	1,824	1,656	34.40	1,831	44.5
Pinos Altos	U/G	633	45.29	922	2,374	27.30	2,083	3,007	31.09	3,005	50.0
Pinos Altos Total		**659**	**43.81**	**929**	**4,003**	**30.36**	**3,907**	**4,662**	**32.26**	**4,836**	
San Nicolás (50%)	O/P	23,858	23.93	18,356	28,761	20.91	19,333	52,619	22.28	37,689	38.6
Total Silver		**26,986**	**23.18**	**20,116**	**40,923**	**21.80**	**28,682**	**67,909**	**22.35**	**48,798**	

Copper	**Mining Method***	**000 Tonnes**	**%**	**Tonnes Cu**	**000 Tonnes**	**%**	**Tonnes Cu**	**000 Tonnes**	**%**	**Tonnes Cu**	**Recovery %****
LaRonde mine	U/G	2,469	0.17	4,081	8,158	0.30	24,751	10,627	0.27	28,831	82.8
Akasaba West	O/P	969	0.48	4,640	2,807	0.53	14,810	3,777	0.51	19,451	79.0
Upper Beaver	O/P	—	—	—	3,235	0.14	4,477	3,235	0.14	4,477	79.2
Upper Beaver	U/G	—	—	—	19,946	0.25	50,453	19,946	0.25	50,453	79.2
Upper Beaver Total		**—**	**—**	**—**	**23,181**	**0.24**	**54,930**	**23,181**	**0.24**	**54,930**	
San Nicolás (50%)	O/P	23,858	1.26	299,809	28,761	1.01	291,721	52,619	1.12	591,530	78.2
Total Copper		**27,296**	**1.13**	**308,530**	**62,908**	**0.61**	**386,213**	**90,204**	**0.77**	**694,743**	

Zinc	**Mining Method***	**000 Tonnes**	**%**	**Tonnes Zn**	**000 Tonnes**	**%**	**Tonnes Zn**	**000 Tonnes**	**%**	**Tonnes Zn**	**Recovery %****
LaRonde mine	U/G	2,469	0.36	8,951	8,158	1.09	88,811	10,627	0.92	97,762	70.2
San Nicolás (50%)	O/P	23,858	1.61	383,313	28,761	1.37	394,115	52,619	1.48	777,428	80.9
Total Zinc		**26,327**	**1.49**	**392,263**	**36,920**	**1.31**	**482,926**	**63,246**	**1.38**	**875,190**	

*Open Pit ("O/P"), Underground ("U/G")
**Represents metallurgical recovery percentage

1. LaRonde mine: Net smelter value cut-off varies according to mining type and depth, not less than C$95/t for LP1 (Area 11-3) and not less than C$228/t for LaRonde.
2. LaRonde Zone 5: Gold cut-off grade varies according to stope size and depth, not less than 1.46 g/t.
3. Canadian Malartic: Gold cut-off grade is 0.35 g/t.
4. Marban deposit: Gold cut-off grade is 0.31 g/t.
5. Odyssey deposit: Gold cut-off grade varies according to mining zone and depth, not less than 1.44 g/t.
6. East Gouldie: Gold cut-off grade not less than 1.57 g/t.
7. Goldex: Gold cut-off grade varies according to mining type and depth, not less than 1.00 g/t.
8. Akasaba West: Net smelter value cut-off varies, not less than C$33.28/t.
9. Detour Lake: Gold cut-off grade is 0.27 g/t.
10. Macassa: Gold cut-off grade varies according to mining type, not less than 3.35 g/t for long hole method and 3.78 g/t for cut and fill method.
11. Macassa Near Surface deposit: Gold cut-off grade not less than 2.10 g/t.
12. Amalgamated Kirkland ("AK") deposit: Gold cut-off grade not less than 2.10 g/t.
13. Upper Beaver: Net smelter value cut-off varies according to mining type, not less than C$118.17/t for underground and C$43.49/t for open pit.
14. Hammond Reef: Gold cut-off grade is 0.41 g/t.
15. Amaruq: Gold cut-off grade varies according to mining type, not less than 0.98 g/t for open pit mineral reserves and 3.05 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.17 g/t).
16. Meliadine: Gold cut-off grade varies according to mining type, not less than 1.50 g/t for open pit mineral reserves and 3.90 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.50 g/t).
17. Hope Bay: Gold cut-off grade not less than 4.00 g/t.
18. Fosterville: Gold cut-off grade varies according to mining zone and type, not less than 3.00 g/t.
19. Kittilä: Gold cut-off grade varies according to haulage distance, not less than 2.63 g/t.
20. Pinos Altos: Net smelter value cut-off varies according to mining zone and type, not less than C$25.44/t for open pit mineral reserves and US$85.97/t for the underground mineral reserves.
21. San Nicolás (50%): Net smelter return cut-off values for low zinc/copper ore of US$9.71/t and for high zinc/copper ore of US$13.15/t.

Detailed Mineral Reserve and Mineral Resource Data (continued)

Variances in down-adding and cross-adding are due to rounding.

Mineral Resources as at December 31, 2025

OPERATION / PROJECT	Mining Method	MEASURED 000 Tonnes	g/t	000 Oz Au	INDICATED 000 Tonnes	g/t	000 Oz Au	MEASURED & INDICATED 000 Tonnes	g/t	000 Oz Au	INFERRED 000 Tonnes	g/t	000 Oz Au
Gold													
LaRonde mine	U/G	—	—	—	6,457	3.59	746	6,457	3.59	746	1,366	6.03	265
LaRonde Zone 5	U/G	—	—	—	24,207	1.93	1,506	24,207	1.93	1,506	11,677	3.00	1,127
LaRonde Total		**—**	**—**	**—**	**30,664**	**2.28**	**2,251**	**30,664**	**2.28**	**2,251**	**13,043**	**3.32**	**1,392**
Canadian Malartic mine	O/P	—	—	—	—	—	—	—	—	—	5,011	0.73	118
Marban deposit	O/P	—	—	—	3,875	0.51	63	3,875	0.51	63	2,956	0.66	63
Marban deposit	U/G	—	—	—	—	—	—	—	—	—	4,544	2.14	313
Marban regional	O/P	—	—	—	14,794	1.22	582	14,794	1.22	582	11,272	1.08	390
Marban regional	U/G	—	—	—	296	3.36	32	296	3.36	32	183	3.37	20
Odyssey deposit	U/G	—	—	—	4,493	1.63	236	4,493	1.63	236	20,176	2.23	1,445
East Malartic	U/G	—	—	—	48,216	1.92	2,976	48,216	1.92	2,976	63,275	1.89	3,835
East Gouldie	U/G	—	—	—	5,048	1.42	230	5,048	1.42	230	94,278	2.43	7,372
Odyssey Mine Total		**—**	**—**	**—**	**57,757**	**1.85**	**3,442**	**57,757**	**1.85**	**3,442**	**177,729**	**2.21**	**12,652**
Canadian Malartic Total		**—**	**—**	**—**	**76,723**	**1.67**	**4,120**	**76,723**	**1.67**	**4,120**	**201,694**	**2.09**	**13,556**
Goldex	U/G	12,360	1.86	739	21,245	1.45	988	33,604	1.60	1,727	17,951	1.46	842
Akasaba West	O/P	—	—	—	130	0.38	2	130	0.38	2	—	—	—
Akasaba West	U/G	—	—	—	—	—	—	—	—	—	966	1.60	50
Goldex Total		**12,360**	**1.86**	**739**	**21,374**	**1.44**	**989**	**33,734**	**1.59**	**1,728**	**18,917**	**1.47**	**892**
Akasaba regional	U/G	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**3,052**	**3.24**	**318**
Wasamac	U/G	**—**	**—**	**—**	**9,479**	**2.19**	**667**	**9,479**	**2.19**	**667**	**3,911**	**2.48**	**312**
Quebec Total		**12,360**	**1.86**	**739**	**138,241**	**1.81**	**8,027**	**150,601**	**1.81**	**8,766**	**240,618**	**2.13**	**16,469**
Detour Lake	O/P	35,300	1.16	1,312	587,007	0.66	12,373	622,307	0.68	13,685	51,442	1.38	2,290
Detour Lake	U/G	—	—	—	52,924	2.04	3,472	52,924	2.04	3,472	59,549	2.03	3,878
Detour Lake Zone 58N	U/G	—	—	—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Lake Total		**35,300**	**1.16**	**1,312**	**642,798**	**0.79**	**16,379**	**678,098**	**0.81**	**17,691**	**111,964**	**1.75**	**6,304**
Macassa	U/G	379	10.30	125	2,818	5.85	530	3,197	6.38	656	5,448	7.00	1,226
Macassa Near Surface	U/G	—	—	—	59	4.02	8	59	4.02	8	309	3.99	40
AK deposit	U/G	—	—	—	212	2.53	17	212	2.53	17	308	3.40	34
Macassa Total		**379**	**10.30**	**125**	**3,090**	**5.59**	**555**	**3,469**	**6.10**	**681**	**6,066**	**6.66**	**1,299**
Aquarius	O/P	**—**	**—**	**—**	**12,364**	**2.15**	**856**	**12,364**	**2.15**	**856**	**122**	**3.59**	**14**
Holt complex	U/G	**5,806**	**4.29**	**800**	**5,884**	**4.75**	**898**	**11,690**	**4.52**	**1,699**	**9,097**	**4.48**	**1,310**
Anoki-McBean	U/G	**—**	**—**	**—**	**3,919**	**2.77**	**349**	**3,919**	**2.77**	**349**	**867**	**3.84**	**107**
Upper Beaver	O/P	—	—	—	54	0.87	2	54	0.87	2	—	—	—
Upper Beaver	U/G	—	—	—	7,510	2.04	493	7,510	2.04	493	2,953	4.12	391
Upper Beaver Total		**—**	**—**	**—**	**7,564**	**2.03**	**495**	**7,564**	**2.03**	**495**	**2,953**	**4.12**	**391**
Upper Canada	O/P	—	—	—	1,477	1.66	79	1,477	1.66	79	1,408	1.47	66
Upper Canada	U/G	—	—	—	9,546	2.40	738	9,546	2.40	738	22,736	2.93	2,145
Upper Canada Total		**—**	**—**	**—**	**11,024**	**2.30**	**817**	**11,024**	**2.30**	**817**	**24,143**	**2.85**	**2,211**
Hammond Reef	O/P	**47,063**	**0.54**	**819**	**86,304**	**0.53**	**1,478**	**133,367**	**0.54**	**2,298**	**—**	**—**	**—**
Ontario Total		**88,548**	**1.07**	**3,057**	**772,946**	**0.88**	**21,829**	**861,494**	**0.90**	**24,885**	**155,212**	**2.33**	**11,636**

Mineral Resources as at December 31, 2025

OPERATION / PROJECT	Mining Method	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED		
Gold		000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Amaruq	O/P	—	—	—	2,488	3.03	242	2,488	3.03	242	190	2.87	18
Amaruq	U/G	—	—	—	8,887	3.83	1,094	8,887	3.83	1,094	5,750	4.14	765
Meadowbank Total		**—**	**—**	**—**	**11,374**	**3.65**	**1,336**	**11,374**	**3.65**	**1,336**	**5,940**	**4.10**	**783**
Meliadine	O/P	288	2.82	26	5,705	2.72	499	5,994	2.73	525	710	4.22	96
Meliadine	U/G	1,662	3.80	203	12,928	3.65	1,515	14,590	3.66	1,719	14,036	5.28	2,382
Meliadine Total		**1,951**	**3.66**	**229**	**18,634**	**3.36**	**2,015**	**20,584**	**3.39**	**2,244**	**14,746**	**5.23**	**2,478**
Hope Bay	U/G	**—**	**—**	**—**	**14,946**	**4.61**	**2,217**	**14,946**	**4.61**	**2,217**	**16,868**	**5.98**	**3,246**
Nunavut Total		**1,951**	**3.66**	**229**	**44,954**	**3.85**	**5,567**	**46,905**	**3.84**	**5,797**	**37,555**	**5.39**	**6,507**
Fosterville	U/G	651	4.06	85	10,702	3.76	1,293	11,353	3.77	1,377	13,328	4.19	1,795
Northern Territory	O/P	337	3.72	40	16,203	1.41	732	16,539	1.45	772	13,255	1.75	745
Northern Territory	U/G	—	—	—	4,470	4.75	683	4,470	4.75	683	5,807	4.11	767
Northern Territory Total		**337**	**3.72**	**40**	**20,672**	**2.13**	**1,415**	**21,009**	**2.15**	**1,455**	**19,062**	**2.47**	**1,512**
Australia Total		**987**	**3.94**	**125**	**31,374**	**2.68**	**2,707**	**32,362**	**2.72**	**2,832**	**32,391**	**3.18**	**3,307**
Kittilä	O/P	—	—	—	—	—	—	—	—	—	373	3.89	47
Kittilä	U/G	4,669	2.87	431	17,874	2.81	1,617	22,544	2.83	2,048	6,209	4.66	930
Kittilä Total		**4,669**	**2.87**	**431**	**17,874**	**2.81**	**1,617**	**22,544**	**2.83**	**2,048**	**6,582**	**4.62**	**977**
Barsele (55%)	O/P	—	—	—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele (55%)	U/G	—	—	—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele (55%) Total[1]		**—**	**—**	**—**	**4,335**	**1.27**	**176**	**4,335**	**1.27**	**176**	**15,811**	**1.98**	**1,005**
Europe Total		**4,669**	**2.87**	**431**	**22,210**	**2.51**	**1,794**	**26,879**	**2.57**	**2,224**	**22,393**	**2.75**	**1,982**
Pinos Altos	O/P	—	—	—	1,530	0.90	44	1,530	0.90	44	154	0.57	3
Pinos Altos	U/G	—	—	—	12,659	2.14	872	12,659	2.14	872	1,378	2.04	90
Pinos Altos Total		**—**	**—**	**—**	**14,189**	**2.01**	**916**	**14,189**	**2.01**	**916**	**1,533**	**1.89**	**93**
La India	O/P	4,478	0.52	74	880	0.53	15	5,358	0.52	89	—	—	—
San Nicolás (50%)	O/P	261	0.08	1	3,037	0.20	19	3,297	0.19	20	2,468	0.13	10
Tarachi	O/P	—	—	—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	O/P	—	—	—	11,652	0.77	287	11,652	0.77	287	1,284	0.63	26
El Barqueño Gold	O/P	—	—	—	8,431	1.24	335	8,431	1.24	335	9,696	1.12	349
Santa Gertrudis	O/P	—	—	—	19,267	0.91	563	19,267	0.91	563	9,819	1.36	429
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	3.44	1,004
Santa Gertrudis Total		**—**	**—**	**—**	**19,267**	**0.91**	**563**	**19,267**	**0.91**	**563**	**18,898**	**2.36**	**1,433**
Total Mexico		**4,739**	**0.49**	**75**	**76,746**	**1.01**	**2,496**	**81,485**	**0.98**	**2,571**	**34,120**	**1.75**	**1,915**
Total Gold		**113,254**	**1.28**	**4,656**	**1,086,470**	**1.21**	**42,420**	**1,199,724**	**1.22**	**47,076**	**522,289**	**2.49**	**41,815**

1. On January 28, 2026, Agnico Eagle entered into an agreement to sell its 55% interest in the Barsele project to Goldsky Resources Corp., with the closing of the transaction expected on or prior to June 30, 2026 (see AEM news release dated January 28, 2026).

Detailed Mineral Reserve and Mineral Resource Data (continued)

Variances in down-adding and cross-adding are due to rounding.

Mineral Resources as at December 31, 2025

OPERATION / PROJECT		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED		
Silver	Mining Method	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde mine	U/G	—	—	—	6,457	14.92	3,097	6,457	14.92	3,097	1,366	15.50	680
Pinos Altos	O/P	—	—	—	1,530	20.28	997	1,530	20.28	997	154	13.90	69
Pinos Altos	U/G	—	—	—	12,659	54.77	22,294	12,659	54.77	22,294	1,378	48.42	2,146
Pinos Altos Total		**—**	**—**	**—**	**14,189**	**51.05**	**23,291**	**14,189**	**51.05**	**23,291**	**1,533**	**44.95**	**2,215**
La India	O/P	4,478	2.72	391	880	2.58	73	5,358	2.70	464	—	—	—
San Nicolás (50%)	O/P	261	6.40	54	3,037	11.86	1,158	3,297	11.43	1,211	2,468	9.26	735
Chipriona	O/P	—	—	—	11,652	100.69	37,722	11,652	100.69	37,722	1,284	76.97	3,176
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,462	121.28	17,399
El Barqueño Gold	O/P	—	—	—	8,431	5.15	1,396	8,431	5.15	1,396	9,696	16.00	4,989
Santa Gertrudis	O/P	—	—	—	19,267	3.66	2,269	19,267	3.66	2,269	9,819	1.85	585
Santa Gertrudis	U/G	—	—	—	—	—	—	—	—	—	9,079	23.31	6,803
Santa Gertrudis Total		**—**	**—**	**—**	**19,267**	**3.66**	**2,269**	**19,267**	**3.66**	**2,269**	**18,898**	**12.16**	**7,389**
Total Silver		**4,739**	**2.92**	**445**	**63,913**	**33.58**	**69,005**	**68,652**	**31.47**	**69,450**	**39,705**	**28.66**	**36,582**

Copper	Mining Method	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde mine	U/G	—	—	—	6,457	0.15	9,387	6,457	0.15	9,387	1,366	0.26	3,526
Akasaba West	O/P	—	—	—	130	0.16	205	130	0.16	205	—	—	—
Akasaba West	U/G	—	—	—	—	—	—	—	—	—	966	0.88	8,451
Akasaba West Total		**—**	**—**	**—**	**130**	**0.16**	**205**	**130**	**0.16**	**205**	**966**	**0.88**	**8,451**
Upper Beaver	O/P	—	—	—	54	0.10	56	54	0.10	56	—	—	—
Upper Beaver	U/G	—	—	—	7,510	0.16	12,063	7,510	0.16	12,063	2,953	0.36	10,649
Upper Beaver Total		**—**	**—**	**—**	**7,564**	**0.16**	**12,118**	**7,564**	**0.16**	**12,118**	**2,953**	**0.36**	**10,649**
San Nicolás (50%)	O/P	261	1.35	3,526	3,037	1.17	35,489	3,297	1.18	39,015	2,468	0.94	23,144
Chipriona	O/P	—	—	—	11,652	0.16	18,768	11,652	0.16	18,768	1,284	0.11	1,377
El Barqueño Gold	O/P	—	—	—	8,431	0.21	17,650	8,431	0.21	17,650	9,696	0.22	21,555
El Barqueño Silver	O/P	—	—	—	—	—	—	—	—	—	4,462	0.04	1,852
Total Copper		**261**	**1.35**	**3,526**	**37,270**	**0.25**	**93,617**	**37,531**	**0.26**	**97,143**	**23,193**	**0.30**	**70,555**

Zinc	Mining Method	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde mine	U/G	—	—	—	6,457	0.98	63,087	6,457	0.98	63,087	1,366	0.43	5,856
San Nicolás (50%)	O/P	261	0.39	1,012	3,037	0.71	21,618	3,297	0.69	22,630	2,468	0.62	15,355
Chipriona	O/P	—	—	—	11,652	0.87	101,211	11,652	0.87	101,211	1,284	0.72	9,178
Total Zinc		**261**	**0.39**	**1,012**	**21,146**	**0.88**	**185,916**	**21,407**	**0.87**	**186,928**	**5,117**	**0.59**	**30,389**







Operating and Financial Highlights

All dollar amounts in this report are in US$ unless otherwise indicated

Operating Highlights	2025	2024	2023
Payable Gold Production (ounces)[1]	**3,447,367**	3,485,336	3,439,654
Total cash costs per ounce[2]	**$ 979**	$ 903	$ 865
Average realized gold price per ounce	**$ 3,454**	$ 2,384	$ 1,946

Financial Highlights	2025	2024	2023
Revenue from mining operations	**$ 11,908**	$ 8,286	$ 6,627
Net income	**$ 4,461**	$ 1,896	$ 1,941
Net income per share – basic	**$ 8.89**	$ 3.79	$ 3.97
Annualized dividend declared per share	**$ 1.60**	$ 1.60	$ 1.60

1. Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.
2. Total cash costs per ounce is a Non-GAAP measure and unless otherwise specified is reported on a by-product basis. For further information see "Note Regarding Certain Measures of Performance".

Total Shareholder Returns

Annual Dividend
Share Buybacks
Dividend per Share
$1,800
$1,400
$1,000
$600
$200
$1.80
$1.40
$1.00
$0.60
$0.20
$229
$340
$825
$785
$918
$1,403
2020
2021
2022
2023
2024
2025
2026*

* Assuming the Board of Directors continues to declare dividends of $0.45 per quarter.

42

consecutive years of dividends

Superior Share Performance

Agnico Eagle
S&P 500 Index
Gold Spot
800
700
600
500
400
300
200
100
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Source: CapIQ

1. Note: Assumes reinvestment of dividends of $0.36 paid in 2016, $0.41 paid in 2017, $0.44 paid in 2018, $0.55 paid in 2019, $0.95 paid in 2020, $1.40 paid in 2021 and $1.60 paid in 2022, 2023, 2024 and in 2025.

22.5%

AEM US Equity CAGR[1]

15.1%

Gold Spot CAGR

12.8%

S&P 500 Index CAGR

Management's Discussion and Analysis

For the year ended December 31, 2025
(Prepared in accordance with International Financial Reporting Standards)



Forward-Looking Statements

The information in this annual report has been prepared as at February 26, 2026. Certain statements contained in this annual report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this annual report, the words "achieve", "aim", "anticipate", "commit", "could", "envisions", "estimate", "expect", "forecast", "future", "guide", "objective", "plan", "potential", "schedule", "target", "track", "will", and similar expressions are intended to identify forward-looking statements. Such statements include the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company's sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces by the early 2030s; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and the commencement of production therefrom; statements concerning the Company's "fill-the-mill" strategy at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to sustainability initiatives and governance practices; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future dividend amounts, record dates and payment dates; the effect of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this annual report and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis for the year ended December 31, 2025 (the "MD&A") and the Company's Annual Information Form (the "AIF") for the year ended December 31, 2025 filed with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC") as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this annual report, see the 2025 AIF and MD&A filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this annual report have been prepared in accordance with the Canadian Securities Administrators' (the "CSA") National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

The SEC's disclosure requirements and policies for mining properties now more closely align with current industry and global regulatory practices and standards, including NI 43-101; however Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this annual report may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. **Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports in this annual report are or will be economically or legally mineable.**

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. **Investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is or will ever be economically or legally mineable.**

The mineral reserve and mineral resource data set out in this annual report are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces. Mineral reserves are not reported as a subset of mineral resources. See "Detailed Mineral Reserves and Mineral Resources" in this annual report for additional information.

Note Regarding Certain Measures of Performance

This annual report discloses certain financial performance measures, including "total cash costs per ounce" that are not standardized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers and should be considered together with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS Accounting Standards, see "Non-GAAP Financial Performance Measures" in the MD&A.

For scientific and technical information about the Company's mines and projects, please refer to the AIF.

Table of Contents

This Management's Discussion and Analysis ("MD&A") dated February 12, 2026 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's consolidated annual financial statements for the year ended December 31, 2025 that were prepared in accordance with International Financial Reporting Standards ("IFRS® Accounting Standards") as issued by the International Accounting Standards Board ("IASB") (the "Annual Financial Statements"). The Annual Financial Statements and this MD&A are presented in United States dollars ("US dollars", "$" or "US$") and all units of measurement are expressed using the metric system unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$"), Mexican pesos, European Union euros ("Euros" or "€") or Australian dollars ("A$"). Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2024 (the "2024 AIF"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR+ website at www.sedarplus.ca and the Form 40-F is on file with the Securities and Exchange Commission ("SEC") at www.sec.gov/edgar and, when available, the Company's Annual Information Form for the year ended December 31, 2025 (the "2025 AIF") that will be available on the CSA's SEDAR+ website at www.sedarplus.ca and the Form 40-F for the year ended December 31, 2025 to be filed with the SEC at www.sec.gov/edgar.

Certain statements contained in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. See "*Forward-Looking Statements*" in this MD&A.

This MD&A discloses certain financial performance measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" (also referred to as "AISC per ounce"), "minesite costs per tonne", "adjusted net income", "adjusted net income per share", "earnings before interest, taxes, depreciation and amortization" (also referred to as "EBITDA"), "adjusted earnings before interest, taxes, depreciation and amortization" (also referred to as "adjusted EBITDA"), "free cash flow", "free cash flow before changes in non-cash components of working capital", "net cash (debt)", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers. Each of "total cash costs per ounce" and "all-in sustaining costs per ounce" are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting the impact of by-product metals from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For periods commencing on or after January 1, 2026, the Company revised the composition of its non-GAAP performance measures "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne". These changes affect only these non-GAAP measures where the measure includes results from Meadowbank (that is, Meadowbank, the Nunavut region and the consolidated costs of the Company). Where these revised compositions are used and the change affects the quantum of such non-GAAP measures, this MD&A refers to the non-GAAP measures as "total cash costs per ounce (revised)", "all-in sustaining costs per ounce (revised)" and "minesite costs per tonne (revised)", respectively. For the Company's other mines and regions, the revised composition will not affect the quantum of these non-GAAP measures and these measures are disclosed using the standard labels. For reconciliation of each of these measures to the most directly comparable financial information presented in the annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, a discussion of their composition and usefulness and a discussion of revisions that have been made by the Company to the composition of these measures for periods commencing on or after January 1, 2026, see "*Non-GAAP Financial Performance Measures*" in this MD&A.

This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based on the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under "*Non-GAAP Financial Performance Measures*", do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

Payable production (a non-GAAP, non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Unless otherwise stated per ounce measures such as "production costs per ounce", "total cash costs per ounce" and "AISC per ounce" are reported on a "per ounce of gold produced" basis.

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian Securities Administrators' (the "CSA") National Instrument 43-101 "*Standards of Disclosure for Mineral Projects*" ("NI 43-101"). See "*Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources*".

Unless otherwise stated, references to "LaRonde", "Canadian Malartic", "Meadowbank" and "Goldex" are to the Company's operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the

Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine ("LZ5"). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine ("Akasaba West"). References to other operations are to the relevant mines, projects or properties, as applicable.

On March 31, 2023, Agnico Eagle closed the transaction (the "Yamana Transaction") with Pan American Silver Corp. and Yamana Gold Inc. ("Yamana") pursuant to which, among other things, Agnico Eagle acquired all of Yamana's Canadian assets including the 50% of the Canadian Malartic that Agnico Eagle did not then hold. Accordingly, contributions from the 100% interest in Canadian Malartic have been included in the consolidated statements of income from March 31, 2023 onwards, while the comparative periods reflect the previously held 50% interest in Canadian Malartic up to and including March 30, 2023.

Meaning of "including" and "such as": When used in this MD&A the terms "including" and "such as" mean including and such as, without limitation, respectively.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company's mines are located in Canada, Australia, Finland and Mexico, with exploration and development activities also carried out in these jurisdictions. The Company and its shareholders have full exposure to gold prices due to the Company's long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns substantially all of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form. In 2025, Agnico Eagle recorded production costs per ounce of $965 and total cash costs per ounce[i] of $979 on a by-product basis and $1,035 on a co-product basis on payable production of 3,447,367 ounces of gold. The average realized price of gold increased by 44.9% from $2,384 per ounce in 2024 to $3,454 per ounce of payable production in 2025.

Agnico Eagle's operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its mines and recently acquired mining projects have long-term mining potential.

Highlights

- Strong operational performance with payable production of 3,447,367 ounces of gold and production costs per ounce of gold of $965 during 2025.

- Total cash costs per ounce in 2025 of $979 on a by-product basis and $1,035 on a co-product basis.

- All-in sustaining costs[i] in 2025 of $1,339 on a by-product basis and $1,395 on a co-product basis.

- Proven and probable gold mineral reserves totaled 55.4 million ounces at December 31, 2025, a 2.1% increase compared with 54.3 million ounces at December 31, 2024.

- As at December 31, 2025, Agnico Eagle had strong liquidity with $2,866.1 million in cash and cash equivalents.

- During the year ended December 31, 2025, the Company repaid $950.0 million in debt. As at December 31, 2025, the Company had net cash[ii] of $2,669.8 million compared to net debt of $216.5 million at December 31, 2024.

- The Company continues to maintain its investment grade credit rating and believes it has adequate financial flexibility to finance capital requirements at its mines and development projects from operating cash flow, cash and cash equivalents, short-term investments and undrawn credit lines.

- On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares ("O3 Shares") of O3 Mining Inc. ("O3 Mining") under the Company's take-over bid for O3 Mining (the "O3 Offer") for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. The O3 Shares taken up represented approximately 94.1% of the outstanding O3 Shares on an undiluted basis. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting an aggregate of 114,784,237 O3 Shares being taken up and acquired under the O3 Offer, representing 96.5% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$193.7 million. On March 18, 2025, O3 Mining and one of the Company's wholly-owned subsidiaries amalgamated under the *Business Corporations Act* (Ontario), which resulted in the Company owning 100% of the O3 Shares.

- As at December 31, 2025 and January 30, 2026, the Company's issued and outstanding common shares were 500,768,400 and 501,029,605, respectively.

- On February 12, 2026, the Company declared a quarterly cash dividend of $0.45 per common share. Agnico Eagle has declared a cash dividend every year since 1983.

Notes:

(i) Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a reconciliation to production costs on both a by-product and co-product basis, a discussion of the composition and usefulness of these measures and a discussion of revisions that have been made by the Company to the composition of these measures for periods commencing on or after January 1, 2026 that will affect the calculations of these costs at Meadowbank, see "*Non-GAAP Financial Performance Measures*" below. Unless otherwise stated, in this MD&A, total cash costs per ounce and all-in sustaining costs per ounce are reported on a by-product basis.

(ii) Net cash (debt) is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation to long-term debt and a discussion of the composition and usefulness of this non-GAAP measure see "*Non-GAAP Financial Performance Measures*" below.

Strategy

Agnico Eagle's ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company's goals are to:

- Deliver on *performance* and growth expectations: Ensure our existing portfolio delivers on expectations, lowers operational risk and generates free cash flow;

- Build and maintain a high-quality project *pipeline*: Ensure we develop a best-in-class project pipeline to replenish reserves and production, while maintaining the quality, manageability and fit of our future portfolio;

- Develop our *people*: Develop and provide growth opportunities for our people and provide the skills infrastructure to support the development of our operations and projects;

- Operate in a *safe, socially and environmentally responsible* manner: Create value for our shareholders while operating in a safe, socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

The three pillars – *performance, pipeline, people* – form the basis of Agnico Eagle's success and competitive advantage. By delivering on these pillars, the Company strives to continue to build its production base and generate increased value for shareholders, while operating in a *safe, socially and environmentally responsible* manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

2025 Developments

Tariffs

The Company expects that the international trade disputes triggered by the introduction of import tariffs by the United States in 2025 and the subsequent retaliatory measures by other countries will remain fluid in 2026. At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes. However, approximately 60% of the Company's cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether further tariffs or retaliatory measures will be implemented, the quantum of such tariffs, the nature of such measures, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company's supply chains, the Company continues to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances. The costs guidance provided in this MD&A assumes there will be no impact from such tariffs, retaliatory measures or trade disputes.

Acquisition of O3 Mining Inc.

On December 12, 2024, the Company announced that it had entered into a definitive support agreement with O3 Mining Inc. ("O3 Mining"), pursuant to which the Company agreed to offer to acquire, directly or indirectly, by way of take-over bid, all of the outstanding common shares of O3 Mining at C$1.67 per share in cash (the "O3 Offer"). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company's wholly-owned subsidiaries amalgamated under the *Business Corporations Act* (Ontario), which resulted in the Company owning 100% of the O3 Shares.

O3 Mining's primary asset is its 100%-owned Marban Alliance property located near Val d'Or, in the Abitibi region of Québec, adjacent to Canadian Malartic. The Marban Alliance property includes the Marban deposit, which is an advanced exploration project with potential to support an open pit mining operation similar to that at the Barnat open pit at Canadian Malartic.

Repayment of Long-Term Debt

During the year ended December 31, 2025, Agnico Eagle repaid $50.0 million of its 2015 guaranteed senior unsecured 4.15% notes at maturity and $40.0 million of the 2017 Series A 4.42% notes at maturity.

The Company also elected to repay in full the remaining outstanding principal of the 2016, 2017 and 2018 Notes prior to their respective maturity dates during the year ended December 31, 2025. The repayments totaled $860.0 million, consisting of $250.0 million related to the 2016 Notes, $260.0 million related to the 2017 Notes and $350.0 million related to the 2018 Notes.

The Company incurred debt extinguishment costs of $8.2 million relating to the repayment of the 2016, 2017 and 2018 Notes prior to their respective maturity dates.

Normal Course Issuer Bid

On May 1, 2025, the Company received approval from the Toronto Stock Exchange ("TSX") to renew its normal course issuer bid (the "NCIB") pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing May 4, 2025 and ending on May 3, 2026. The Company intends to repurchase its common shares through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled. Under the Company's prior NCIB, which commenced on May 4, 2024 and ended on May 3, 2025, the Company obtained approval to purchase up to a total of 24,961,914 common shares of which 1,862,133 were purchased through the facilities of the TSX and NYSE at a weighted average price of approximately $80.5585 per common share.

Disposition of interest in Orla Mining Ltd.

During the third quarter of 2025, the Company sold 38,002,589 common shares of Orla Mining Ltd. ("Orla") at a price of C$14.75 per common share for total consideration of C$560.5 million ($404.8 million). An after tax gain of $230.4 million was recognized through other comprehensive income, while a loss on the sale of shares resulting from the discount to market price of $34.1 million was recognized in net income.

Portfolio Overview

Canada – LaRonde

LaRonde is 100% owned by the Company and located in the Abitibi region of northwestern Quebec, approximately halfway between cities of Val-d'Or and Rouyn-Noranda. LaRonde consists of the mining, milling and processing operations at the LaRonde mine and the mining and processing operations at LZ5. The LaRonde mine achieved commercial production in 1988. LZ5, which lies adjacent to and west of the LaRonde mine, achieved commercial production in June 2018.

The risk of more frequent and larger seismic events has increased as the Company mines deeper at the LaRonde mine. The Company continues to adjust its mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine.

LaRonde's proven and probable mineral reserves at December 31, 2025 were approximately 2.8 million ounces, including approximately 0.9 million ounces at LZ5. Under current mine plans, the LaRonde mine and LZ5 are expected to be in production through 2034 and 2036, respectively.

Canada – Canadian Malartic

Canadian Malartic is 100% owned by the Company and located in the Abitibi region of northwestern Quebec in the town of Malartic, approximately 25 kilometres west of Val-d'Or and 80 kilometres east of Rouyn-Noranda. Canadian Malartic consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine

The Canadian Malartic pit was depleted in 2023 and open pit operations continue at the Barnat pit. Mining at the Odyssey mine uses underground methods. The mine design at the Odyssey mine includes a 1,800 metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes of ore per day once commissioned.

Canadian Malartic's proven and probable mineral reserves at December 31, 2025 were approximately 9.1 million ounces, including 5.7 million ounces at the East Gouldie deposit, which will be accessed from the infrastructure at the Odyssey mine. Under current mine plans, Canadian Malartic is expected to be in production through 2042.

Canada – Goldex

Goldex is 100% owned by the Company and is located in the Abitibi region of northwestern Quebec at Val-d'Or, approximately 60 kilometres and 25 kilometres east of LaRonde and Canadian Malartic, respectively. Goldex consists of the mining, milling and processing facilities at the Goldex mine and the open pit operations at Akasaba West, located approximately 30 kilometres from the Goldex minesite. Ore from Akasaba West is processed at the Goldex mill. Goldex achieved commercial production from the M and E satellite zones in October 2013 and from the Deep 1 Zone in July 2017. Akasaba West achieved commercial production in February 2024.

Goldex's proven and probable mineral reserves were approximately 0.9 million ounces at December 31, 2025, including approximately 0.1 million ounces at Akasaba West. Under current mine plans, Goldex is expected to be in production through 2032.

Canada – Meliadine

Meliadine is 100% owned by the Company and located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of Rankin Inlet and 290 kilometres southeast of Meadowbank. Commercial production was achieved at Meliadine in May 2019.

Meliadine's proven and probable mineral reserves were approximately 3.6 million ounces at December 31, 2025. Under current mine plans, Meliadine is expected to be in production through 2036.

Canada – Meadowbank

Meadowbank is 100% owned by the Company and consists of the mining, milling and processing operations at the Meadowbank minesite and the mining operations at the Amaruq open pit and underground mines. The Meadowbank minesite is located in Nunavut Territory, approximately 70 kilometres north of Baker Lake and Amaruq is located 50 kilometres northwest of Meadowbank. Commercial production was achieved at the Meadowbank mine in March 2010, at Amaruq open pit in September 2019 and at Amaruq underground in August 2022. Mining operations at the Meadowbank minesite ceased in 2019 but the Meadowbank mill and other infrastructure remain active in support of operations at Amaruq.

Meadowbank's proven and probable mineral reserves were approximately 1.5 million ounces at December 31, 2025. Under current mine plans, Meadowbank is expected to be in production through 2030.

Canada – Hope Bay

Hope Bay is 100% owned by the Company and is located in the Kitikmeot region of Nunavut.

The Company suspended mining activities at the Hope Bay project in February 2022 following its acquisition and since that time the Company's primary focus at the project is the evaluation of larger production scenarios, with study completion targeted for the first half of 2026.

Hope Bay's proven and probable mineral reserves were approximately 3.4 million ounces at December 31, 2025.

Canada – Detour Lake

Detour Lake is 100% owned by the Company and is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, Ontario.

In 2024, the Company approved expenditure of $100.0 million at its Detour Lake Underground project to further study the project over approximately three years. Approximately $45 million was spent in 2024 and 2025 to advance technical studies and drilling, key surface infrastructure, and to develop an exploration ramp to collect a bulk sample and to facilitate infill and expansion drilling of the current underground mineral resource. In 2025, the Company approved an additional $200.0 million, supplementing the $100 million previously approved in June 2024, to continue advancing and expand the Detour Lake underground project through to a potential approval decision in 2027.

Detour Lake's proven and probable mineral reserves were approximately 18.6 million ounces at December 31, 2025. Under current mine plans, Detour Lake is expected to be in production through 2052.

Canada – Macassa

Macassa is 100% owned by the Company and is located in the historic gold mining region of Kirkland Lake, Ontario. Production under previous owners at Macassa first commenced in 1933, but was suspended between 1999 and 2002.

Macassa's proven and probable mineral reserves were approximately 2.2 million ounces at December 31, 2025. Under current mine plans, Macassa is expected to be in production through 2032.

Finland – Kittila

Kittila is 100% owned by the Company and is located in the Lapland region of northern Finland, approximately 900 kilometres north of Helsinki and 150 kilometres north of the Arctic Circle. Commercial production was achieved at Kittila in May 2009.

Proven and probable mineral reserves at Kittila were approximately 3.3 million ounces at December 31, 2025. Under current mine plans, Kittila is expected to be in production through 2037.

Australia – Fosterville

Fosterville is 100% owned by the Company and located approximately 20 kilometres northeast of the city of Bendigo and 130 kilometres north of the city of Melbourne in Victoria, Australia. Commercial production was achieved at Fosterville in April 2005.

Fosterville's proven and probable mineral reserves were approximately 1.7 million ounces at December 31, 2025. Under current mine plans, Fosterville is expected to be in production through 2037.

Mexico – Pinos Altos

Pinos Altos is 100% owned by the Company and is located in northern Mexico, approximately 220 kilometres west of the city of Chihuahua. Commercial production was achieved at Pinos Altos in November 2009.

Pinos Altos' proven and probable mineral reserves were approximately 0.3 million ounces at December 31, 2025. Under current mine plans, the mine is expected to be in production through 2028.

Mexico – San Nicolás

The San Nicolás copper-zinc project is an advanced exploration project located in central Mexico, approximately 60 kilometres southeast of the city of Zacatecas.

Agnico Eagle is earning into a 50% interest in the project in April 2023 from Teck Resources Limited and the two companies have formed a joint venture to advance permitting and development of San Nicolás.

San Nicolás' proven and probable mineral reserves, on a 50% basis representing the Company's interest were approximately 52.6 million tonnes at average grades of 1.12% copper, 1.48% zinc, 0.40 g/t gold and 22 g/t silver at December 31, 2025.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle for the year ended December 31, 2025 include:

- the spot price of gold;
- production volumes;
- production costs; and
- US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates.

Details on future drivers of financial performance are discussed in the Outlook section of this MD&A.

Spot Price of Gold

GOLD ($ per ounce)



	2025	2024	% Change
High price	$4,449	$2,778	60.2%
Low price	$2,633	$1,985	32.6%
Average market price	$3,432	$2,386	43.8%
Average realized price	$3,454	$2,384	44.9%

Gold prices remained a primary driver of the Company's financial performance in 2025. The average market price per ounce of gold in 2025 was 43.8% higher than in 2024, reflecting a strong and sustained improvement in global pricing conditions. The Company achieved an average realized gold price that was 44.9% higher than in the prior year, benefiting from the favourable commodity environment and the Company's ability to consistently secure realized prices that closely track underlying market movements. The significant increase in gold price supported higher revenue generation across the Company's operating portfolio.

Production Volumes and Costs

Changes in production volumes remain a critical driver of the Company's operating and financial performance, given its direct influence on revenue generation. In 2025, payable gold production totaled 3,447,367 ounces, representing a 0.9% decrease from 3,485,336 ounces in 2024. The slight decline in production in 2025 is mainly due to a decrease in gold production from Fosterville and Canadian Malartic, consistent with their expected grade and sequencing profiles, as well as the planned closure of the La India mine at the end of 2024. The impacts of these declines were partially mitigated by increased production at LaRonde, Macassa and Detour Lake.

Production costs are discussed in detail in the *Results of Operations* section below.

Foreign Exchange Rates (ratio to US dollars)

The exchange rate of the Canadian dollar, Australian dollar, Euro and Mexican peso relative to the US dollar is an important financial driver for the Company due to the Company's multi-jurisdictional operating footprint and that all revenues are denominated in US dollars. A significant portion of operating costs at LaRonde, Canadian Malartic, Goldex, Meliadine, Meadowbank, Detour Lake and Macassa are incurred in Canadian dollars; at Fosterville in Australian dollars; at Kittila in Euros; and at Pinos Altos in Mexican pesos. As a result, fluctuations in these currencies relative to the US dollar directly influence reported production costs.

The Company partially mitigates this foreign currency exposure through its established currency hedging strategies.

CANADIAN DOLLAR



AUSTRALIAN DOLLAR



EURO



MEXICAN PESO



On average in 2025 compared with 2024, the Canadian dollar, Australian dollar and Mexican Peso weakened, while the Euro strengthened relative to the US dollar. These currency movements generally reduced the US dollar equivalent of costs incurred in currencies that depreciated, providing a favourable impact on operating costs, while the stronger Euro resulted in higher reported costs at Kittila.

Results of Operations

Agnico Eagle reported net income of $4,461.5 million, or $8.89 per share, in 2025 compared with net income of $1,895.6 million, or $3.79 per share in 2024 and net income of $1,941.3 million, or $3.97 per share in 2023. Agnico Eagle reported adjusted net income[i] of $4,169.2 million, or $8.31 per share[i], in 2025 compared with adjusted net income of $2,117.8 million, or $4.24 per share, in 2024 and adjusted net income of $1,095.9 million, or $2.24 per share in 2023.

EBITDA[i] totaled $8,440.4 million in the year ended December 31, 2025 compared with $4,462.4 million in 2024 and $3,980.9 million in 2023. Adjusted EBITDA[i] totaled $8,089.8 million in the year ended December 31, 2025 compared with $4,693.7 million in 2024 and $3,236.5 million in 2023. In 2025, operating margin[i] increased to $8,567.2 million from $5,199.7 million in 2024. In 2023, operating margin was $3,693.6 million.

Agnico Eagle reported free cash flow[i] of $4,398.9 million in 2025, compared with free cash flow of $2,142.9 million in 2024 and $947.4 million in 2023. Free cash flow before changes in non-cash components of working capital[i] totaled $3,594.6 million in 2025 compared with $2,062.9 million in 2024 and $1,093.8 million in 2023.

Note:

(i)   Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in non-cash components of working capital and operating margin are non-GAAP measures that are not standardized financial measures under IFRS Accounting Standards. For a reconciliation to net income, net income per share and cash provided by operating activities and discussion of the composition and usefulness of these non-GAAP measures see "*Non-GAAP Financial Performance Measures*".

Revenues from Mining Operations

Revenues from mining operations, net of selling costs, increased by $3,622.1 million, or 43.7%, to $11,907.9 million in 2025 from $8,285.8 million in 2024 primarily due to a 44.9% increase in realized gold prices, partially offset by a 1.0% decrease in the sales volume of gold. The lower sales volume of gold from Fosterville, La India and Canadian Malartic, was partially offset by higher sales volume of gold from LaRonde, Macassa and Detour Lake. Revenues from mining operations were $6,626.9 million in 2023.

Sales of precious metals (gold and silver) accounted for 99.5% of revenues from mining operations in 2025, consistent with the contribution levels in 2024 and 2023.

The table below sets out revenues from mining operations, payable production volumes and sales volumes by metal:

	2025	2024	2023
	(thousands of United States dollars)		
Revenues from mining operations:			
Gold	$11,741,876	$8,174,102	$6,540,077
Silver	105,265	79,270	63,544
Zinc	8,674	4,008	4,736
Copper	52,036	28,373	18,552
Total revenues from mining operations	$11,907,851	$8,285,753	$6,626,909
Payable production:			
Gold (ounces)	3,447,367	3,485,336	3,439,654
Silver (thousands of ounces)	2,501	2,485	2,408
Zinc (tonnes)	8,446	6,339	7,702
Copper (tonnes)	5,393	3,951	2,617
Payable metal sold[(i)]:			
Gold (ounces)	3,400,919	3,434,094	3,364,132
Silver (thousands of ounces)	2,376	2,483	2,354
Zinc (tonnes)	8,799	6,209	8,526
Copper (tonnes)	5,337	3,952	2,630

Production Costs

Production costs increased to $3,340.7 million in 2025 compared with $3,086.1 million in 2024 due to higher production costs mainly at Meadowbank, Detour Lake, Meliadine and Pinos Altos, partially offset by lower production costs at La India and Canadian Malartic. Production costs were $2,933.3 million in 2023 which included fair value adjustments to inventory at Canadian Malartic.

Production costs increased in 2025 when compared to the prior-year period primarily due to higher royalties arising from higher gold prices combined with increased contractor and labour costs related to underground mining operations, partially offset by the benefit of the weaker Canadian dollar during the period. A detailed discussion of production costs and cost metrics by mine is provided in the "*Minesite Discussion*" section below.

Note:

(i) Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the year ended December 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

The table below sets out production costs by mine:

	2025	2024	2023
	(thousands of United States dollars)		
LaRonde	$ 360,025	$ 319,495	$ 299,644
Canadian Malartic[(i)]	488,160	532,037	465,814
Goldex	148,952	129,977	112,022
Quebec	**997,137**	**981,509**	**877,480**
Detour Lake	565,439	497,079	453,498
Macassa	221,718	201,371	155,046
Ontario	**787,157**	**698,450**	**608,544**
Meliadine	402,385	350,280	343,650
Meadowbank	552,470	463,464	524,008
Nunavut	**954,855**	**813,744**	**867,658**
Fosterville	146,382	147,045	131,298
Australia	**146,382**	**147,045**	**131,298**
Kittila	236,238	227,334	205,857
Europe	**236,238**	**227,334**	**205,857**
Pinos Altos	205,808	168,231	145,936
La India	–	49,767	96,490
Mexico	**205,808**	**217,998**	**242,426**
Corporate and Other	13,107	–	–
Total production costs	**$3,340,684**	**$3,086,080**	**$2,933,263**

The chart below sets out the major components of production costs:

Total Production Costs by Category 2025



Note:

(i)   The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter following the closing of the Yamana Transaction.

Exploration and Corporate Development Expense

Exploration and corporate development expense decreased by 5.9% to $206.7 million in 2025 from $219.6 million in 2024. Exploration and corporate development expense was $215.8 million in 2023.

A summary of the Company's significant 2025 exploration and corporate development activities is set out below:

- Exploration expenses at various mine sites increased by 48% to $57.7 million in 2025 compared with $39.0 million in 2024 primarily due to higher expensed exploration at Canadian Malartic and Fosterville.

- Exploration expenses in Canada decreased by 35% to $65.1 million in 2025 compared with $100.5 million in 2024 primarily due to lower expensed exploration drilling at regional targets at Canadian Malartic and Hope Bay.

- Increased exploration expenses in regional targets located in Europe and Latin America were offset by decreased exploration expenses in the United States.

The table below sets out exploration expense by region and total corporate development expense:

	2025	2024	2023
	(thousands of United States dollars)		
Minesites	$ 57,747	$ 39,003	$ 56,475
Canada	65,147	100,484	79,509
Latin America	12,037	10,221	13,585
United States	1,567	4,670	4,177
Europe	9,145	6,167	4,986
Australia	5,282	5,088	4,033
Corporate development and project evaluation expenses	55,759	53,977	53,016
Total exploration and corporate development expense	$206,684	$219,610	$215,781

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $1,645.3 million in 2025 compared with $1,514.1 million in 2024 and $1,491.8 million in 2023. The increase in amortization of property, plant and mine development between 2025 and 2024 was primarily due to higher amortization at Meliadine, Canadian Malartic and Detour Lake, partially offset by a decrease at Macassa.

General and Administrative Expense

General and administrative expenses were $235.9 million in 2025, an increase of $28.5 million compared to $207.5 million in 2024. The increase in general and administrative expenses was primarily due to higher stock-based compensation driven by an increase in the Company's share price between periods. General and administrative expenses were $208.5 million in 2023.

Finance Costs

Finance costs were $91.1 million in 2025 compared with $126.7 million in 2024 and $130.1 million in 2023. The decrease between 2025 and 2024 was primarily due to a decrease in interest expense on the Company's guaranteed senior unsecured notes as a result of $950.0 million in note repayments during 2025.

The table below sets out the components of finance costs:

	2025	2024	2023
Interest on Notes	$32,070	$ 53,229	$ 57,192
Interest on Term Loan Facility	–	32,712	26,273
Interest on Credit Facility	–	3,350	10,928
Credit Facility fees	6,731	6,167	6,374
Amortization of credit and term loan financing and note issuance costs	4,490	3,845	3,290
Debt extinguishment costs	8,245	–	–
Accretion expense on reclamation provisions	38,237	33,815	32,906
Interest on lease obligations and other interest expense (income)	5,552	(3,566)	(3,699)
Interest capitalized to assets under construction	(4,180)	(2,814)	(3,177)
Total finance costs	$91,145	$126,738	$130,087

See Note 14 in the consolidated financial statements for additional details on the Company's Credit Facility, the Term Loan Facility and Notes referenced above.

Derivative Financial Instruments

Gain on derivative financial instruments was $224.0 million in 2025 compared to a loss on derivative financial instruments of $155.8 million in 2024 and a gain of $68.4 million in 2023. The change between 2025 and 2024 was primarily due to more favourable market conditions that generated $127.6 million in unrealized gains on currency and commodity derivatives in 2025 compared to $142.4 million in unrealized losses in 2024. Unrealized gains on warrants also totalled $111.2 million in 2025 compared to unrealized gains of $20.4 million in 2024.

Impairment Reversal

In 2025, the Company identified indicators of impairment reversal at Macassa driven by the effect of the significant and sustained increase in the gold price which supported higher long-term gold price assumptions, and accordingly performed a reversal assessment of Macassa. As the estimated recoverable amount exceeded the carrying amount (adjusted for amortization that would have been recognized absent the previous impairment), the Company recorded an impairment reversal of $229.0 million ($156.0 million net of tax) in the consolidated statements of income.

See Note 24 in the consolidated financial statements for further details on impairment reversals.

Foreign Currency Translation (Gain) Loss

The Company's operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Australian dollar, Euro and Mexican peso as all of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2025 through December 31, 2025, the daily US dollar closing exchange rate per US$1.00 fluctuated between C$1.36 and C$1.46 as reported by the Bank of Canada, A$1.53 and A$1.67 as reported by the Reserve Bank of Australia, €0.84 and €0.98 as reported by the European Central Bank and 17.90 and 20.85 Mexican pesos as reported by the Central Bank of Mexico.

A foreign currency translation gain of $25.7 million was recorded in 2025 compared with a $9.4 million loss in 2024 and a $0.3 million gain in 2023. On average in 2025, the US dollar strengthened relative to the Canadian dollar, the Australian dollar, and the Mexican peso. As at December 31, 2025, the US dollar weakened relative to the Canadian dollar, the Australian dollar, the Euro and the Mexican peso as compared to December 31, 2024. The net foreign currency translation gain in 2025 was primarily due to the translation impact on the Company's net monetary assets denominated in foreign currencies between periods.

Other Income and Expenses

Other income and expenses increased to $93.0 million in the year ended December 31, 2025 compared with $84.5 million in the year ended December 31, 2024, primarily due to the loss on the sale of equity securities in the current period,

partially offset by higher levels of interest income on cash balances. Other income and expenses amounted to $66.3 million in the year ended December 31, 2023.

Income and Mining Taxes Expense

In 2025, the Company recorded income and mining taxes expense of $2,242.5 million on income before income and mining taxes of $6,703.9 million yielding an effective tax rate of 33.4%. In 2024, the Company recorded income and mining taxes expense of $926.0 million on income before income and mining taxes of $2,821.6 million yielding an effective tax rate of 32.8%. The Company's 2025 and 2024 effective tax rate is higher than the applicable statutory tax rate of 26.0% due to the impact of mining taxes. In 2023, the Company recorded income and mining taxes expense of $417.8 million on income before income and mining taxes of $2,359.1 million at an effective tax rate of 17.7%.

Net deferred income and mining tax liabilities increased by $222.1 million between December 31, 2025 and December 31, 2024 primarily due to the origination and reversal of net taxable temporary differences.

Net income taxes payable increased by $871.1 million between December 31, 2025 and December 31, 2024 as a result of the Company's current tax expense exceeding payments to tax authorities during the year.

Balance Sheet Review

(thousands of United States dollars)	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023
Current assets	$ 4,993,942	$ 2,805,281	$ 2,191,152
Non-current assets	29,477,349	27,181,737	26,493,797
Total assets	**$34,471,291**	**$29,987,018**	**$28,684,949**
Current liabilities	$ 2,472,206	$ 1,511,965	$ 1,048,026
Non-current liabilities	7,256,621	7,642,153	8,214,008
Total liabilities	**$ 9,728,827**	**$ 9,154,118**	**$ 9,262,034**

Total assets at December 31, 2025 of $34.5 billion increased by 15.0%, or $4.5 billion compared with total assets of $30.0 billion at December 31, 2024. The Company's total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill.

Total liabilities at December 31, 2025 of $9.7 billion increased by 6.3%, or $0.6 billion compared with total liabilities of $9.2 billion at December 31, 2024. The Company's total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities and reclamation provisions.

The increase in total assets between December 31, 2025 and December 31, 2024 was primarily due to an increase in cash and cash equivalents, property, plant and mine development and investments. The increase in total liabilities between December 31, 2025 and December 31, 2024 was primarily due to an increase in income taxes payable and reclamation provisions, partially offset by a decrease in long-term debt due to repayments of Notes.

The increase in total assets between December 31, 2024 and December 31, 2023 was primarily due to an increase in cash and cash equivalents and increases in current and non-current inventory balances. The decrease in total liabilities between December 31, 2024 and December 31, 2023 was primarily due to the repayment of the $600.0 million Term Loan Facility in 2024.

Liquidity and Capital Resources

As at December 31, 2025, the Company's cash and cash equivalents totaled $2,866.1 million compared with $926.4 million as at December 31, 2024. The Company's policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company's decisions regarding the length of maturities it holds are based on anticipated cash flow requirements, rates of return and other factors.

Working capital (current assets less current liabilities) increased to $2,521.7 million as at December 31, 2025, compared with $1,293.3 million as at December 31, 2024, primarily due to a $1,939.6 million increase in cash and cash equivalents as a result of higher operating margins, partially offset by an increase in income taxes payable.

In August 2025, Moody's revised its rating outlook for the Company to stable from positive and upgraded the Company's long-term issuer rating to A3 from Baa1, reflecting the Company's strengthening credit profile and financial position.

Subject to various risks and uncertainties, including those set out in this MD&A, and in the Company's 2025 AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See *"Risk Profile"* in this MD&A for further details.

Operating Activities

Cash provided by operating activities increased by $2,856.2 million to $6,817.1 million in 2025 compared with $3,960.9 million in 2024. The increase in cash provided by operating activities was primarily due to higher operating margin and favourable working capital movements. Cash provided by operating activities was $2,601.6 million in 2023.

Investing Activities

Cash used in investing activities increased to $2,598.3 million in 2025 compared to $2,007.1 million in 2024. The increase in cash used in investing activities was primarily due to higher capital expenditures between periods, increased purchases of equity securities and the purchase of O3 Mining in the first quarter of 2025. Cash used in investing activities was $2,760.8 million in 2023, which included $1,000.6 million in net cash consideration paid by the Company in the Yamana Transaction.

In 2025, additions to property, plant and mine development totaled $2,418.2 million compared with $1,817.9 million in 2024. The $600.3 million increase in additions to property, plant and mine development between 2025 and 2024 was primarily due to an increase in capital expenditures at Canadian Malartic and Hope Bay.

In 2025, the Company purchased $447.5 million of equity securities and other investments compared with $183.0 million in 2024 and $104.7 million in 2023. The Company's investments in equity securities consist primarily of investments in common shares of entities in the mining industry. In 2025, the Company received $402.7 million in proceeds from the sale of equity securities and other investments primarily from the sale of the Company's investment in Orla.

Financing Activities

Cash used in financing activities increased to $2,287.1 million in 2025 compared with $1,356.3 million in 2024 primarily due to the $950.0 million repayment of the guaranteed senior notes during the current year and an increase in the repurchase of common shares between periods under the NCIB. Cash used in financing activities was $164.0 million in 2023.

The Company issued common shares for net proceeds of $118.1 million in 2025 compared to $235.5 million in 2024, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $70.3 million in 2023.

On May 1, 2025, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing May 4, 2025 and ending on May 3, 2026. The Company intends to repurchase its common shares through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

During the year ended December 31, 2025, the Company repurchased 4,114,150 common shares for $599.7 million at an average price of $145.76 under the NCIB. During the year ended December 31, 2024, the Company repurchased 1,749,086 common shares for $119.9 million at an average price of $68.54 under the NCIB. During the year ended December 31, 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.74 under the NCIB.

In 2025, the Company declared dividends of $1.60 per share and paid cash dividends totaling $728.1 million compared with dividends declared of $1.60 per share and cash dividends paid of $671.7 million in 2024. In 2023, the Company declared dividends of $1.60 per share and paid cash dividends totaling $638.6 million. Agnico Eagle has declared a cash

dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

During the year ended December 31, 2025, Agnico Eagle repaid $50.0 million of its 2015 guaranteed senior unsecured 4.15% notes at maturity and $40.0 million of the 2017 Series A 4.42% notes at maturity. Agnico Eagle also elected to repay in full the remaining outstanding principal of the 2016, 2017 and 2018 Notes prior to their respective maturity dates during the year ended December 31, 2025. The repayment totaled $860.0 million, consisting of $250.0 million related to the 2016 Notes, $260.0 million related to the 2017 Notes and $350.0 million related to the 2018 Notes. The Company incurred debt extinguishment costs of $8.2 million relating to the repayment of the 2016, 2017 and 2018 Notes prior to their respective maturity dates.

On February 12, 2024, the Company terminated its previous credit facility and entered into the Credit Facility. The Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The Credit Facility is available in US dollars through Secured Overnight Financing Rate ("SOFR") and base rate advances, or in Canadian dollars through Canadian Overnight Repo Rate Average ("CORRA") and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company's credit rating. The Company's payment and performance of its obligations under the Credit Facility are not guaranteed by any of its subsidiaries, however the Company must provide guarantees from certain of its subsidiaries (i) if any existing material indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, (ii) or if the Company incurs new material indebtedness for borrowed money, or refinances existing material indebtedness (including material alterations to the terms of such indebtedness, but excluding maturity date extensions), and provides guarantees of such new or refinanced indebtedness from any of its subsidiaries.

As at December 31, 2025, the Company's outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit which were $24.2 million as of December 31, 2025, resulting in $1,975.8 million available for future drawdown.

Effective September 20, 2022, the Company amended its credit agreement with a financial institution relating to an uncommitted letter of credit facility (as amended, the "First LC Facility") to increase the amount available to C$400.0 million. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2025, the aggregate undrawn face amount of letters of credit under the First LC Facility is $291.9 million.

Effective September 16, 2021, the Company amended its uncommitted standby letter of credit facility (as amended, the "Second LC Facility") to increase the amount available to C$200.0 million. Payment and performance of the Company's obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. As at December 31, 2025, the aggregate undrawn face amount of letters of credit under the Second LC Facility is nil.

Effective May 25, 2023, the Company amended its uncommitted standby letter of credit facility with a financial institution (the "Third LC Facility") to increase the amount available to C$200.0 million. Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries; however the subsidiary guarantees were released in connection with the entry into the Credit Facility. As at December 31, 2025, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $120.7 million.

In October 2021, the Company entered into a $75.0 million uncommitted standby letter of credit facility (the "Fourth LC Facility") with a financial institution. Letters of credit issued under the Fourth LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. In October 2024, the Fourth LC Facility was amended to increase the amount available to $150.0 million. As at December 31, 2025, the aggregate undrawn face amount of letters of credit under the Fourth LC Facility was $145.4 million.

In January 2022, the Company entered into a C$100.0 million uncommitted standby letter of credit facility (the "Fifth LC Facility") with a financial institution. Upon the acquisition of Kirkland in February 2022, the Company acquired a standby

letter of credit facility with the same financial institution providing for an additional C$120.0 million uncommitted letter of credit facility for the Kirkland subsidiary. Effective September 2022, an amended and restated standby letter of facility combined these facilities and the amount available under the amended and restated facility was increased to C$320.0 million. Letters of credit issued under the Fifth LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2025, the aggregate undrawn face amount of letters of credit under the Fifth LC Facility was $204.3 million.

The obligations of the Company under each of the LC Facilities other than then Second LC Facility were guaranteed by certain of its subsidiaries, however in connection with the Company's entry into the Credit Facility on February 12, 2024, these subsidiary guarantees were released.

In February 2022, upon the acquisition of Kirkland, the Company acquired a standby letter of guarantee facility (the "Guarantee Facility") with a financial institution providing for a $25.0 million uncommitted letter of guarantee facility. Guarantees issued under the Guarantee Facility may be used to support the reclamation obligations or non-financial or performance obligations of certain subsidiaries of the Company. The obligations of the Company under this Guarantee Facility were guaranteed by certain of its subsidiaries; however, the subsidiary guarantees were released in connection with the entry into the Credit Facility. In October 2024, the Company entered into a $200.0 million uncommitted standby letter of credit facility (the "Sixth LC Facility" and, together with the First LC Facility, the Second LC Facility, the Third LC Facility, the Fourth LC Facility and the Fifth LC Facility, the "LC Facilities") with a financial institution, which superseded and canceled the Guarantee Facility. As at December 31, 2025, the aggregate undrawn face amount of letters of credit under the Sixth LC Facility was $42.0 million.

As at December 31, 2025, the Company has indemnity agreements with four companies for the issuance of surety bonds of which $506.1 million of such surety bonds have been issued under these agreements.

The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, and the Notes as at December 31, 2025.

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as at December 31, 2025 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $1,338.5 million under the Credit Facility and the LC Facilities (see Note 27 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company's liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

Contractual Obligations

Agnico Eagle's contractual obligations as at December 31, 2025 are set out below:

	Total	2026	2027-2028	2029-2030	Thereafter
	(millions of United States dollars)				
Reclamation provisions[(i)]	$1,535.1	$149.5	$287.4	$244.5	$ 853.7
Contractual commitments[(ii)]	728.9	596.3	45.5	41.5	45.6
Pension obligations[(iii)]	105.4	5.6	36.4	7.6	55.8
Lease obligations	133.7	33.7	34.9	23.1	42.0
Long-term debt – principal[(iv)]	200.0	–	–	100.0	100.0
Long-term debt – interest[(iv)]	35.7	5.7	11.4	11.4	7.2
Total[(v)]	$2,738.8	$790.8	$415.6	$428.1	$1,104.3

Notes:

(i) Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

(ii) Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. In addition to the above, the Company has $290.0 million of committed subscription proceeds related to the San Nicolás project.

(iii) Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee's years of service, age and level of compensation. The data included in this table have been actuarially determined.

(iv) The Company has assumed that repayment of its long-term debt obligations will occur on each instrument's respective maturity date.

(v) The Company's future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

2026 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2026 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2026:

	Amount
	(millions of United States dollars)
2026 Mandatory Commitments:	
Contractual obligations, including capital expenditures (see table above)	$ 790.8
Accounts payable and accrued liabilities (as at December 31, 2025)	1,033.4
Total 2026 mandatory expenditure commitments	$1,824.2
2026 Discretionary Commitments:	
Expected capital expenditures	$2,575.0
Expected exploration and corporate development expenses	290.0
Total 2026 discretionary expenditure commitments	2,865.0
Total 2026 mandatory and discretionary expenditure commitments	$4,689.2

As of December 31, 2025, the Company believes it had adequate capital resources available to satisfy its commitments, which include cash and cash equivalents of $2,866.1 million and approximately $2.0 billion of available credit under the Credit Facility. In addition, the Company anticipates funding its commitments through cash provided by operating activities.

While the Company believes its capital resources will be sufficient to satisfy all 2026 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include

certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities.

Quarterly Results Review

Minesite Discussion

LaRonde

LaRonde – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	692	802	2,805	2,849
Tonnes of ore milled per day	7,522	8,717	7,685	7,784
Gold grade (g/t)	3.85	3.78	4.08	3.62
Gold production (ounces)	**80,290**	**90,447**	**344,555**	**306,750**
Production costs per tonne (C$)	C$ 239	C$ 118	C$ 179	C$ 153
Minesite costs per tonne (C$)	C$ 177	C$ 146	C$ 166	C$ 154
Production costs per ounce	$ 1,480	$ 751	$ 1,045	$ 1,042
Total cash costs per ounce	$ 851	$ 834	$ 829	$ 945

Gold production

Fourth Quarter of 2025 – Gold production at LaRonde decreased by 11.2% to 80,290 ounces in the fourth quarter of 2025 compared with 90,447 ounces in the fourth quarter of 2024, primarily due to lower throughput levels combined with lower gold grades, consistent with the planned mining sequence.

Full Year 2025 – Gold production at LaRonde increased by 12.3% to 344,555 ounces in 2025 compared with 306,750 ounces in 2024, due to higher gold grades as per the mining sequence and positive grade reconciliation, partially offset by lower throughput levels.

Production costs

Fourth Quarter of 2025 – Production costs at LaRonde increased by 74.9% in the fourth quarter of 2025 when compared with the fourth quarter of 2024, primarily due to the timing of inventory sales, combined with higher milling and royalty costs when compared to the prior year period.

Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period and higher production costs as discussed above. Production costs per ounce increased when compared to the prior year due to higher production costs, combined with fewer ounces of gold being produced in the current period.

Full Year 2025 – Production costs at LaRonde increased by 12.7% in 2025 compared with 2024 primarily due to the timing of inventory sales, higher milling and royalty costs, partially offset by a build-up of stockpiles.

Production costs per tonne increased when compared to the prior year due to the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior year primarily due to higher production costs as described above, partially offset by more ounces of gold being produced in the current year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled, combined with higher milling and royalty costs when compared to the prior-year period. Total cash costs per ounce increased when compared to the prior year primarily due to higher minesite costs, combined with fewer ounces of gold being produced in the current period.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year primarily due to higher milling and royalty costs, and the lower volume of ore milled, partially offset by a build-up of stockpiles. Total cash costs per ounce decreased when compared to the prior year primarily due to the higher impact of by-product metals and more ounces of gold being produced in the current year.

Canadian Malartic

Canadian Malartic – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	5,204	5,100	20,123	20,317
Tonnes of ore milled per day	56,565	55,446	55,132	55,511
Gold grade (g/t)	1.01	0.97	1.08	1.09
Gold production (ounces)	**153,433**	**146,485**	**642,612**	**655,654**
Production costs per tonne (C$)	C$ 34	C$ 36	C$ 34	C$ 36
Minesite costs per tonne (C$)	C$ 43	C$ 41	C$ 43	C$ 41
Production costs per ounce	$ 842	$ 902	$ 760	$ 811
Total cash costs per ounce	$ 1,033	$ 1,014	$ 946	$ 930

Gold production

Fourth Quarter of 2025 – At Canadian Malartic, gold production increased by 4.7% to 153,433 ounces in the fourth quarter of 2025 compared with gold production of 146,485 ounces in the fourth quarter of 2024, due to higher grades from the Barnat pit combined with higher throughput levels, partially offset by lower recovery rates.

Full Year 2025 – At Canadian Malartic, gold production decreased by 2.0% to 642,612 ounces in 2025 compared with gold production of 655,654 ounces in 2024, due to lower throughput levels, slightly lower gold grades and lower recovery resulting from an increased volume of ore being sourced from the low-grade stockpiles.

Production costs

Fourth Quarter of 2025 – Production costs at Canadian Malartic were $129.1 million in the fourth quarter of 2025, a decrease of 2.3% compared with production costs of $132.1 million in the fourth quarter of 2024, primarily due to lower open pit mining costs and the timing of inventory sales, partially offset by higher royalty costs.

Production costs per tonne decreased when compared to the prior-year period for the same reasons outlined above for lower production costs, combined with the increase in throughput. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs and more ounces of gold produced in the current period.

Full Year 2025 – Production costs at Canadian Malartic were $488.2 million in 2025, a decrease of 8.2% compared with production costs of $532.0 million in 2024, due to lower open pit costs and the timing of inventory sales, partially offset by higher royalty costs in the current year.

Production costs per tonne decreased when compared to the prior year for the same reasons outlined above for lower production costs, partially offset by the decrease in throughput. Production costs per ounce decreased when compared to the prior year due to the same reasons outlined above for production costs, partially offset by fewer ounces of gold produced in the current year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs during the quarter, partially offset by lower open pit costs and the increase in throughput in the current period. Total cash costs per ounce increased when compared to the prior-year period due to higher royalty costs during the quarter, partially offset by lower open pit mining costs and more ounces of gold produced in the current period.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year due to higher royalty costs and the lower throughput in the current year, partially offset by lower open pit mining costs. Total cash costs per ounce increased when compared to the prior year due to higher royalty costs and fewer ounces of gold produced, partially offset by lower open pit mining costs in the current year.

Goldex

Goldex – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	847	812	3,301	3,076
Tonnes of ore milled per day	9,207	8,826	9,044	8,404
Gold grade (g/t)	1.44	1.45	1.40	1.55
Gold production (ounces)	**32,992**	**32,341**	**125,501**	**130,813**
Production costs per tonne (C$)	C$ 67	C$ 51	C$ 63	C$ 58
Minesite costs per tonne (C$)	C$ 67	C$ 56	C$ 64	C$ 59
Production costs per ounce	$ 1,232	$ 910	$ 1,187	$ 994
Total cash costs per ounce	$ 1,015	$ 859	$ 1,002	$ 923

Commercial production was achieved at Akasaba West in February 2024 and the comparative information set out herein for the year ended December 31, 2024 only includes ten months of production from Akasaba West.

Gold production

Fourth Quarter of 2025 – Gold production at Goldex increased by 2.0% to 32,992 ounces in the fourth quarter of 2025, compared with 32,341 ounces in the fourth quarter of 2024, primarily due to higher throughput levels from additional ore sourced from Akasaba West.

Full Year 2025 – Gold production decreased by 4.1% to 125,501 ounces in 2025, compared with 130,813 ounces in 2024 at Goldex due to lower gold grades resulting from increased ore sourced from Akasaba West, partially offset by a higher throughput levels.

Production costs

Fourth Quarter of 2025 – Production costs at Goldex were $40.6 million in the fourth quarter of 2025, an increase of 38.0% compared with production costs of $29.4 million in the fourth quarter of 2024, primarily due to higher underground production costs, the timing of inventory sales and higher royalty costs.

Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by the higher volume of ore milled in the period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs.

Full Year 2025 – Production costs at Goldex were $149.0 million in 2025, an increase of 14.6% compared with production costs of $130.0 million in 2024, primarily due to the consumption of stockpiles, including associated re-handling costs and higher open pit mining costs, as the comparative period only includes ten months of production costs for Akasaba West.

Production costs per tonne increased when compared to the prior year for the same reasons described above for production costs, partially offset by higher volume of ore milled in the current year. Production costs per ounce increased when compared to the prior year due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period mainly due to higher underground production costs and higher royalty costs, partially offset by higher volume of ore milled. Total cash costs per

ounce increased when compared to the prior-year period due to the same reasons outlined above for higher underground production costs and higher royalty costs.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year primarily due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior year due to the same reasons outlined above for the higher production costs per ounce.

Detour Lake

Detour Lake – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	7,052	7,086	27,869	27,462
Tonnes of ore milled per day	76,652	77,022	76,353	75,033
Gold grade (g/t)	0.96	0.87	0.86	0.85
Gold production (ounces)	**195,026**	**179,061**	**692,675**	**671,950**
Production costs per tonne (C$)	C$ 27	C$ 23	C$ 28	C$ 25
Minesite costs per tonne (C$)	C$ 32	C$ 26	C$ 30	C$ 26
Production costs per ounce	$ 707	$ 657	$ 816	$ 740
Total cash costs per ounce	$ 838	$ 755	$ 879	$ 796

Gold production

Fourth Quarter of 2025 – At Detour Lake, gold production increased by 8.9% to 195,026 ounces in the fourth quarter of 2025 compared with 179,061 ounces in the fourth quarter of 2024, primarily due to higher gold grades as a result of mine sequencing.

Full Year 2025 – Gold production at Detour Lake increased by 3.1% to 692,675 ounces in 2025 compared with 671,950 ounces in 2024, primarily due to higher throughput levels from a higher mill run-time and optimized mill equipment, higher gold grades and mill recovery.

Production costs

Fourth Quarter of 2025 – Production costs at Detour Lake were $138.0 million in the fourth quarter of 2025, an increase of 17.2% compared with production costs of $117.7 million in the fourth quarter of 2024, primarily due to higher royalty and milling costs, partially offset by lower mining costs and the timing of inventory sales.

Production costs per tonne increased when compared to the prior-year period mainly due to the same reasons outlined above for higher production costs and slightly lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period mainly due to the same reasons outlined above for higher production costs, partially offset by more ounces of gold produced in the current period.

Full Year 2025 – Production costs at Detour Lake were $565.4 million in 2025, an increase of 13.8% compared to production costs of $497.1 million during 2024, primarily due to higher royalty, milling, open pit maintenance and consumables costs, partially offset by a higher stripping ratio between years.

Production costs per tonne increased when compared to the prior year due to the same reasons outlined above for production costs partially offset by higher volume of ore milled in the current year. Production costs per ounce increased when compared to the prior year due to the same reasons outlined above for production costs, partially offset by more ounces of gold produced in the current year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.

Full Year 2025 – Minesite costs per tonne increased compared to the prior year due to the same reasons outlined above for higher production costs per tonne. Total cash cost per ounce increased when compared to the prior year due to the same reasons outlined above for the higher production costs per ounce.

Macassa

Macassa – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	149	154	573	574
Tonnes of ore milled per day	1,620	1,674	1,570	1,568
Gold grade (g/t)	12.99	15.87	17.42	15.55
Gold production (ounces)	**60,505**	**76,336**	**312,729**	**279,384**
Production costs per tonne (C$)	C$ 699	C$ 498	C$ 540	C$ 482
Minesite costs per tonne (C$)	C$ 797	C$ 489	C$ 604	C$ 498
Production costs per ounce	$ 1,239	$ 715	$ 709	$ 721
Total cash costs per ounce	$ 1,417	$ 708	$ 793	$ 748

Gold production

Fourth Quarter of 2025 – At Macassa, gold production decreased by 20.7% to 60,505 ounces, compared with 76,336 ounces in the fourth quarter of 2024, primarily due to lower gold grades gold grades associated with the mine sequence and lower throughput.

Full Year 2025 – Gold production at Macassa increased by 11.9% to 312,729 ounces in 2025 compared to 279,384 ounces in 2024, primarily due to higher gold grades associated with the mining sequence.

Production costs

Fourth Quarter of 2025 – Production costs were $75.0 million in the fourth quarter of 2025, an increase of 37.3% compared with production costs of $54.6 million in the fourth quarter of 2024, primarily due to higher royalty, mining and milling costs, partially offset by the timing of inventory sales.

Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs along with fewer ounces of gold production in the current period.

Full Year 2025 – Production costs were $221.7 million in 2025, an increase of 10.1% compared to production costs of $201.4 million during 2024, primarily due to higher royalty, mining and milling costs, partially offset by the timing of inventory sales.

Production costs per tonne increased when compared to the prior year due to the same reasons outlined above for higher production costs. Production costs per ounce decreased when compared to the prior year due to more ounces of gold produced in the current year, partially offset by higher royalty, mining and milling cost.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period due to higher royalty, mining and milling costs and slightly lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced and higher royalty, mining and milling costs in the current period.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year due to higher royalty, mining and milling costs. Total cash costs per ounce increased when compared to the prior year due to higher royalty, mining and milling costs and a higher in-kind royalties in the current year, partially offset by more ounces of gold produced in the current year.

Meliadine

Meliadine – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	621	516	2,351	1,966
Tonnes of ore milled per day	6,750	5,620	6,441	5,372
Gold grade (g/t)	4.82	5.89	5.14	6.22
Gold production (ounces)	**93,735**	**94,648**	**376,346**	**378,886**
Production costs per tonne (C$)	C$ 267	C$ 257	C$ 238	C$ 243
Minesite costs per tonne (C$)	C$ 234	C$ 263	C$ 237	C$ 247
Production costs per ounce	$ 1,278	$ 1,012	$ 1,069	$ 924
Total cash costs per ounce	$ 1,117	$ 1,037	$ 1,067	$ 940

Gold production

Fourth Quarter of 2025 – At Meliadine, gold production decreased by 1.0% to 93,735 ounces, compared with 94,648 ounces in the fourth quarter of 2024, primarily due to lower gold grades under the mining sequence, partially offset by higher throughput levels.

Full Year 2025 – Gold production decreased by 0.7% to 376,346 ounces in 2025 compared with 378,886 ounces in 2024, primarily due to lower gold grades under the mining sequence, partially offset by higher throughput levels.

Production costs

Fourth Quarter of 2025 – Production costs at Meliadine were $119.8 million in the fourth quarter of 2025, an increase of 25.0% compared with production costs of $95.8 million in the fourth quarter of 2024, primarily due to the timing of inventory sales combined with higher mining and royalty costs.

Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs.

Full Year 2025 – Production costs at Meliadine were $402.4 million during 2025, an increase of 14.9% compared to production costs of $350.3 million during 2024, primarily due to the consumption of stockpiles, including associated re-handling costs, combined with higher mining, royalty and underground maintenance costs.

Production costs per tonne decreased when compared to the prior year due to a higher volume of ore tonnes milled in the current year, partially offset by higher production costs as outlined above for the current year. Production costs per ounce increased in the current year due to the same reasons outlined above for higher production costs.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled offsetting the impact of increased mining and royalty costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to the higher mining and royalty costs, combined with lower ounces produced in the period.

Full Year 2025 – Minesite costs per tonne decreased when compared to the prior year primarily due to the higher volume of ore milled offsetting the impact of increased mining, royalty and underground maintenance costs. Total cash costs per ounce increased when compared to the prior year primarily due to the higher mining, royalty and underground maintenance costs, combined with fewer ounces produced in the year.

Meadowbank

Meadowbank – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	1,035	999	3,941	4,143
Tonnes of ore milled per day[(i)]	11,250	10,848	11,660	11,320
Gold grade (g/t)	3.85	4.07	4.29	4.18
Gold production (ounces)	**115,101**	**117,024**	**493,314**	**504,719**
Production costs per tonne (C$)	C$ 210	C$ 154	C$ 195	C$ 153
Minesite costs per tonne (C$)[(ii)]	C$ 211	C$ 161	C$ 194	C$ 156
Production costs per ounce	$ 1,356	$ 945	$ 1,120	$ 918
Total cash costs per ounce[(ii)]	$ 1,351	$ 988	$ 1,110	$ 938

Note:

(i) The daily milling rate for the year ended December 31, 2025 excludes 27 days in which the mill was not operating as a result of Caribou migration patterns during the second quarter of 2025 that prevented the transport of ore from Amaruq to the mill.

(ii) Minesite costs per tonne and total cash costs per ounce in this table are calculated using the composition of such measure for periods ending on or prior to December 31, 2025. See "*Non-GAAP Financial Performance Measures*" below.

Gold production

Fourth Quarter of 2025 – At Meadowbank, gold production decreased by 1.6% to 115,101 ounces in the fourth quarter of 2025, compared with 117,024 ounces in the fourth quarter of 2024, primarily due to lower gold grades as expected under the mining sequence, partially offset by higher throughput.

Full Year 2025 – Gold production decreased by 2.3% to 493,314 ounces in 2025 compared with 504,719 ounces in 2024, primarily due to lower throughput, as a result of a longer than expected caribou migration period which forced mill shutdowns during the second quarter of 2025, partially offset by higher gold grades as expected under the mine sequence.

Production costs

Fourth Quarter of 2025 – Production costs at Meadowbank were $156.1 million in the fourth quarter of 2025, an increase of 41.1% compared with production costs of $110.6 million in the fourth quarter of 2024, primarily due to higher royalty and mining costs.

Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs, partially offset by the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for lower production costs combined with fewer ounces of gold produced in the current period.

Full Year 2025 – Production costs at Meadowbank were $552.5 million in 2025, an increase of 19.2% compared with production costs of $463.5 million in 2024, primarily due to higher royalty costs combined with a lower rate of stockpile build-up when compared with the prior year.

Production costs per tonne increased when compared to the prior year primarily due to the same reasons outlined above for higher production costs combined with a lower volume of ore milled in the current year. Production costs per ounce increased when compared to the prior year due to the same reasons outlined above for higher production costs combined with fewer ounces of gold produced in the current year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior year due to the same reasons outlined above for the higher production costs per ounce.

Fosterville

Fosterville – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	177	158	726	810
Tonnes of ore milled per day	1,924	1,717	1,989	2,213
Gold grade (g/t)	6.08	7.65	7.20	8.96
Gold production (ounces)	**32,367**	**37,139**	**160,522**	**225,203**
Production costs per tonne (A$)	A$ 321	A$ 319	A$ 310	A$ 277
Minesite costs per tonne (A$)	A$ 335	A$ 325	A$ 320	A$ 276
Production costs per ounce	$ 1,152	$ 868	$ 912	$ 653
Total cash costs per ounce	$ 1,202	$ 878	$ 937	$ 647

Gold production

Fourth Quarter of 2025 – At Fosterville, gold production decreased by 12.8% to 32,367 ounces in the fourth quarter of 2025 compared with 37,139 ounces in the fourth quarter of 2024, primarily due to lower gold grades as expected under the mine plan, partially offset by higher throughput levels.

Full Year 2025 – Gold production at Fosterville decreased by 28.7% to 160,522 ounces in 2025, compared with 225,203 ounces in 2024, primarily due to lower gold grades in line with the mine plan and lower throughput levels.

Production costs

Fourth Quarter of 2025 – Production costs were $37.3 million in the fourth quarter of 2025, an increase of 15.7% compared with production costs of $32.2 million in the fourth quarter of 2024, primarily due to higher underground development and royalty costs.

Production costs per tonne increased when compared to the prior-year period due to the same factors driving higher overall production costs, partially offset by the benefit of higher ore throughput. Production costs per ounce increased year-over-year as a result of these higher costs combined with fewer ounces of gold produced in the period.

Full Year 2025 – Production costs were $146.4 million in 2025, in line with production costs of $147.0 million during 2024, primarily due to lower mining costs, including underground development, offset by higher royalty costs.

Production costs per tonne increased when compared to the prior year due to the lower volume of ore milled in the current year. Production costs per ounce increased when compared to the prior year due to fewer ounces produced in the year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior year due to the same reasons outlined above for higher production costs per ounce.

Kittila

Kittila – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	543	476	2,105	2,026
Tonnes of ore milled per day	5,902	5,174	5,767	5,536
Gold grade (g/t)	3.89	4.15	3.91	4.11
Gold production (ounces)	**54,964**	**51,893**	**217,379**	**218,860**
Production costs per tonne (€)	€ 101	€ 100	€ 99	€ 103
Minesite costs per tonne (€)	€ 102	€ 106	€ 100	€ 103
Production costs per ounce	$ 1,157	$ 979	$ 1,087	$ 1,039
Total cash costs per ounce	$ 1,146	$ 1,026	$ 1,081	$ 1,031

Gold production

Fourth Quarter of 2025 – At Kittila, gold production increased by 5.9% to 54,964 ounces in the fourth quarter of 2025, compared with 51,893 ounces in the fourth quarter of 2024, primarily due to higher throughput levels, as a planned 10-day shutdown occurred in the prior year period, partially offset by lower gold grades due to a change in the mining sequence.

Full Year 2025 – Gold production decreased by 0.7% to 217,379 ounces in 2025, compared with 218,860 ounces in 2024 due to lower grades due to a change in the mining sequence, partially offset by higher throughput levels.

Production costs

Fourth Quarter of 2025 – Production costs at Kittila totalled $63.6 million in the fourth quarter of 2025, an increase of 25.2% compared with production costs of $50.8 million in the fourth quarter of 2024. The year-over-year increase was driven by higher mining and milling costs, including the impact of a stronger Euro relative to the US dollar. In addition, higher royalty costs from higher gold prices, and the timing of inventory sales contributed to the higher production costs.

Production costs per tonne were in line with the prior-year period, reflecting the same underlying cost drivers of higher operating costs and royalty expenses while excluding the foreign exchange impact which is not applicable in local currency cost per tonne calculations. This was partially offset by a higher volume of ore milled in the current period. Production costs per ounce also increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs, partially offset by more ounces produced in the period.

Full Year 2025 – Production costs at Kittila were $236.2 million in 2025, an increase of 3.9% compared with production costs of $227.3 million in 2024, primarily due to higher mining and milling costs, including the impact of a stronger Euro relative to the US dollar and higher royalty costs reflecting higher average gold prices.

Production costs per tonne decreased when compared to the prior year as the higher volume of ore milled more than offset the impact of higher production costs. Production costs per ounce increased when compared to the prior year due to the same reasons outlined above for production costs.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne decreased when compared to the prior-year period due the higher volume of ore milled offsetting the higher mining, milling and royalty costs. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce, partially offset by more ounces produced in the period.

Full Year 2025 – Minesite costs per tonne decreased when compared to the prior year due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior year due to the same reasons as the higher production costs per ounce.

Pinos Altos

Pinos Altos – Operating Statistics	Three Months Ended		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tonnes of ore milled (thousands of tonnes)	467	381	1,720	1,707
Tonnes of ore milled per day	5,076	4,141	4,712	4,664
Gold grade (g/t)	1.55	1.58	1.55	1.69
Gold production (ounces)	**22,195**	**18,583**	**81,734**	**88,433**
Production costs per tonne	$ 122	$ 119	$ 120	$ 99
Minesite costs per tonne	$ 130	$ 115	$ 122	$ 99
Production costs per ounce	$ 2,572	$ 2,435	$ 2,518	$ 1,902
Total cash costs per ounce	$ 1,977	$ 1,921	$ 2,006	$ 1,530

Gold production

Fourth Quarter of 2025 – At Pinos Altos, gold production increased by 19.4% to 22,195 ounces in the fourth quarter of 2025, compared with 18,583 ounces in the fourth quarter of 2024, primarily due to higher throughput levels.

Full Year 2025 – Gold production decreased by 7.6% to 81,734 ounces in 2025, compared with 88,433 ounces in 2024 at Pinos Altos, primarily due to lower gold grades expected under the mining sequence.

Production costs

Fourth Quarter of 2025 – Production costs at Pinos Altos were $57.1 million in the fourth quarter of 2025, an increase of 26.2% compared with production costs of $45.3 million in the fourth quarter of 2024, primarily due to higher underground mining and royalty costs.

Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs in the current period, partially offset by the higher volume of ore tonnes milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs in the current period, partially offset by more ounces of gold produced in the current period.

Full Year 2025 – Production costs at Pinos Altos were $205.8 million in 2025, an increase of 22.3% compared with production costs of $168.2 million in 2024, primarily due to higher underground mining and royalty costs, partially offset by lower milling costs.

Production costs per tonne increased when compared to the prior year primarily due to the same reasons outlined above for the higher production cost, partially offset by the higher volume of ore tonnes milled. Production costs per ounce increased when compared to the prior year due to the same reasons outlined above for the higher production costs and fewer ounces of gold produced in the year.

Minesite costs per tonne and total cash costs per ounce

Fourth Quarter of 2025 – Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.

Full Year 2025 – Minesite costs per tonne increased when compared to the prior year due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior year due to the same reasons as the higher production costs per ounce.

Fourth Quarter 2025 vs. Fourth Quarter 2024

Revenues from mining operations, net of selling costs, increased by $1,340.3 million to $3,564.0 million in the fourth quarter of 2025 compared with $2,223.7 million in the fourth quarter of 2024, primarily due to a 56.5% increase in the average realized price of gold.

Production costs increased by $197.6 million to $944.4 million in the fourth quarter of 2025 compared with production costs of $746.9 million in the fourth quarter of 2024, primarily due to higher royalty costs. A detailed discussion of production costs and cost metrics by mine is provided in the "*Minesite Discussion*" section above.

Amortization of property, plant and mine development increased by $33.4 million to $421.6 million in the fourth quarter of 2025 compared with $388.2 million in the fourth quarter of 2024, primarily due to higher amortization incurred at Meliadine, Meadowbank, and Kittila, partially offset by lower amortization at Macassa.

Net income of $1,523.1 million was recorded in the fourth quarter of 2025 after income and mining taxes expense of $794.1 million compared with net income of $509.3 million in the fourth quarter of 2024 after income and mining taxes expense of $273.3 million. The increase in net income was primarily due to higher operating margin between periods.

Cash provided by operating activities increased by $979.7 million to $2,111.5 million in the fourth quarter of 2025 compared with $1,131.8 million in the fourth quarter of 2024. The increase in cash provided by operating activities is primarily due to higher operating margins and more favourable movements in working capital between periods.

Fourth Quarter 2025 vs. Third Quarter 2025

Revenues from mining operations, net of selling costs, increased by $504.4 million to $3,564.0 million in the fourth quarter of 2025 compared with $3,059.5 million in the third quarter of 2025, primarily due to a 19.8% increase in the average realized price of gold and an increase in gold sales volume between periods at Meliadine and LaRonde, partially offset by a decrease in gold sales volumes at Macassa, Meadowbank, and Detour Lake.

Production costs increased by $105.1 million to $944.4 million in the fourth quarter of 2025 compared with production costs of $839.3 million in the third quarter of 2025, primarily due to higher production costs at LaRonde, Meliadine, and Macassa and the increase in royalty costs from higher gold prices.

Exploration and corporate development expenses decreased by $6.5 million to $53.1 million in the fourth quarter of 2025 compared with $59.6 million in the third quarter of 2025. The decrease in exploration and corporate development expenses between periods is primarily due to lower expenses at Hope Bay.

Amortization of property, plant and mine development decreased by $8.4 million to $421.6 million in the fourth quarter of 2025 compared with amortization of property, plant and mine development of $429.9 million in the third quarter of 2025, primarily due to lower costs in Meadowbank, Detour Lake, Fosterville and Canadian Malartic, partially offset by higher costs in Meliadine and Macassa.

Net income of $1,523.1 million was recorded in the fourth quarter of 2025 after income and mining taxes expense of $794.1 million compared with net income of $1,055.0 million in the third quarter of 2025 after income and mining taxes expense of $520.6 million. The increase in net income was primarily due to higher operating margin between periods and a reversal, in the current period, of an impairment loss recorded at Macassa in the fourth quarter of 2023.

Cash provided by operating activities increased by $295.6 million to $2,111.5 million in the fourth quarter of 2025 compared with $1,815.9 million in the third quarter of 2025 primarily due to the same reasons for the increase in cash provided by operating activities between the fourth quarter of 2025 and the fourth quarter of 2024.

For the Company's detailed 2025 and 2024 quarterly financial and operating results see "*Summarized Quarterly Data*" in this MD&A.

Outlook

The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. See "*Note to Investors Concerning Forward-Looking Information*" in this MD&A for a discussion of assumptions and risks relating to such statements.

2025 Results Comparison to 2025 Outlook

Gold Production and Costs

Payable gold production for the full year 2025 was 3,447,367 ounces, above the midpoint of the year's guidance range of between 3,300,000 and 3,500,000 ounces. Total cash costs per ounce on a by-product basis for the full year 2025 was $979, above the year's guidance range of between $915 to $965, mainly due to higher royalty costs from higher gold prices.

Capital Expenditures and All-In Sustaining Costs per Ounce

Total capital expenditures (including sustaining capital, development capital and capitalized exploration) for the full year 2025 were $2,391.4 million, above the higher end of the previous guidance range between $2,040.0 million and $2,260.0 million, mainly due to the acceleration of capital projects expenditures associated with Detour Lake, Hope Bay, Canadian Malartic and Upper Beaver.

All-in sustaining costs per ounce on a by-product basis for the full year 2025 were $1,339, which was above the previous guidance range of between $1,250 and $1,300, the increase in AISC is mainly attributed to the higher royalty costs from higher gold prices and higher sustaining capital expenditures at Detour and Meadowbank.

Exploration and Corporate Development Expense

Previous guidance for exploration and corporate development expense was between $215.0 million and $235.0 million. Exploration and corporate development expense for the full year 2025 was $206.7 million, $8.3 million lower than the previous guidance range, mainly due to lower drilling unit costs and lower expenses in Mexico.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense for the full year 2025 was $1,645.3 million, which was close to the midpoint of the previous guidance range of between $1.55 and $1.75 billion.

General and Administrative Expense

General and administrative expenses for the full year 2025 were $235.9 million which was higher than the range in previous guidance of between $190 and $210 million, primarily due to the revaluation of stock-based compensation resulting from an increase in the Company's share price during 2025.

2026 to 2027 Outlook Production Update

Payable gold production is forecast to be between 3.3 million and 3.5 million ounces in 2026, 2027 and 2028, consistent with gold production in 2025, unchanged from prior production forecast for 2026 and 2027.

Operations Outlook

LaRonde

In 2025, LaRonde produced 344,555 ounces of gold at total cash costs per ounce of $829. In 2026, the Company expects production at LaRonde to be between 330,000 and 350,000 ounces at total cash costs per ounce of approximately $919.

Mining at the LaRonde mine extends below three kilometres from surface where the in-situ stress contributes to influence the ground conditions surrounding the excavations. Seismicity is a significant aspect of the operation, and a team of rock mechanics experts has been engaged to attempt to manage the seismic related challenges. To help address the seismicity risk, the Company uses mitigation measures including non-entry protocols, dynamic ground support and, increasingly, remote operation from surface.

The Company has also changed the mining sequence to attempt to reduce the stress levels on the secondary stopes, reduce seismic risk and promote sustainability of the operation in the long run. The mine has also transitioned to "pillarless" mining and adjusted development plans to address seismicity issues within the mine. Pillarless mining, combined with adjusted development plans, results in a longer cycle time to extract stopes, resulting in a reduced mining rate.

The Company has integrated new sources of ore to the LaRonde production profile, including the Fringe, Dumagami and 11-3 zones, and has adjusted the mining rate in the deep mine. These new zones enhance mine production flexibility, which helps manage the effects of seismicity at depth.

The Company completed modifications to the LZ5 processing facility at LaRonde to accommodate the Amalgamated Kirkland ("AK") ore in 2025. An amendment to the processing facility permit to process AK ore is expected to be received in the first quarter of 2026, with trucking and processing at LaRonde now planned to begin in the second quarter of 2026.

LaRonde has planned a shutdown of 10 days in the second quarter of 2026 in order to replace the liners at the SAG mill, overall maintenance of the drystack filtration plant and flotation circuit. LaRonde also has planned four-day shutdowns in the first, third and fourth quarter of 2026 for regular maintenance.

Canadian Malartic

In 2025, Canadian Malartic produced 642,612 ounces of gold at total cash costs per ounce of $946. In 2026, the Company expects production at Canadian Malartic to be between 575,000 and 605,000 ounces at total cash costs per ounce of approximately $1,187.

At Odyssey, mine development continues to progress and the focus remains on preparing East Gouldie for the start of truck-based production in the first quarter of 2026, development of the production levels for the first mining area has been completed, with workings now accessing East Gouldie mineralization.

Construction of key surface infrastructure is progressing on schedule with delivery of the production hoist expected in the second quarter of 2026. Construction on phase two of the paste plant (designed for a 20,000 tpd capacity) is expected to be completed in 2027.

For 2026, production is expected to be sourced from the Barnat pit and increasingly supplemented by ore from Odyssey and low-grade stockpiles. Odyssey is expected to contribute approximately 120,000 ounces of gold in 2026 as mining activities accelerate.

In 2026, Canadian Malartic has planned four-day quarterly shutdowns for the regular maintenance at the mill.

Goldex

In 2025, Goldex produced 125,501 ounces of gold at cash costs per ounce of $1,002. In 2026, the Company expects to produce between 115,000 and 125,000 ounces at total cash costs per ounce of approximately $1,054.

Akasaba West contributed approximately 2,350 tpd of throughput in 2025 and in 2026 the Company expects Akasaba West to produce approximately 18,000 ounces of gold and 3,000 tonnes of copper.

In 2026, Goldex has planned quarterly shutdowns of two to three days for the regular maintenance at the mill.

Meliadine

In 2025, Meliadine produced 376,346 ounces of gold at total cash costs per ounce of $1,067. In 2026, the Company expects production at Meliadine to be between 380,000 and 400,000 ounces at total cash costs per ounce of approximately $1,047.

The Company continues to advance mill optimization at Meliadine, achieving a throughput of 6,441 tpd in 2025, exceeding the annual 6,250 tpd target.

Meliadine has scheduled quarterly shutdowns lasting four to five days for regular mill maintenance.

Meadowbank

In 2025, Meadowbank produced 493,314 ounces of gold at total cash costs per ounce of $1,110 and total cash costs per ounce (revised) of $928. In 2026, the Company expects production at Meadowbank to be between 475,000 and 495,000 ounces at total cash costs per ounce (revised) of approximately $930.

The Company has approved a push-back at the open pit, resulting in the extension of anticipated mine life by two years to 2030.

The Company continues to account for the caribou migration in its production plan as this migration can affect the ability to move materials on the road between Amaruq and the Meadowbank minesite and between the Meadowbank minesite and Baker Lake. Meadowbank has scheduled two major shutdowns in the second and fourth quarters of 2026, each lasting five days, to replace the SAG and ball mill liners and complete other regular mill maintenance.

Kittila

In 2025, Kittila produced 217,379 ounces of gold at cash costs per ounce of $1,081. In 2026, the Company expects to produce between 210,000 and 230,000 ounces at total cash costs per ounce of approximately $1,267.

Kittila has planned major shutdowns in the first and fourth quarter of 2026 lasting 9 days and 15 days, respectively, for regular maintenance on the mill and autoclave and a five-day water treatment plant shutdown in the third quarter of 2026.

Detour Lake

In 2025, Detour Lake produced 692,675 ounces of gold at cash costs per ounce of $879. In 2026, the Company expects production at Detour Lake to be between 700,000 and 730,000 ounces at total cash costs per ounce of approximately $921.

Detour Lake has scheduled three major shutdowns, each lasting seven days, for regular mill maintenance in the first, second and fourth quarters of 2026.

Macassa

In 2025, Macassa produced 312,729 ounces of gold at cash costs per ounce of $793. In 2026, the Company expects production at Macassa to be between 305,000 and 325,000 ounces at total cash costs per ounce of approximately $1,079.

Macassa remains on track to ramp up mill capacity to 2,040 tpd by the end of 2026, compared to a mill throughput of 1,570 tpd in 2025. The Company expects a contribution of approximately 45,000 ounces of gold from the AK deposit in 2026, which will be processed at the LZ5 processing facility at LaRonde. See above discussion under *"— LaRonde"*.

Macassa has scheduled a major shutdown of five days in the third quarter of 2026, for replacement of the primary grinding mill liner, the annual overhaul of the crusher and other regular mill maintenance.

Fosterville

In 2025, Fosterville produced 160,522 ounces of gold at cash costs per ounce of $937. In 2026, the Company expects production at Fosterville to be between 140,000 and 160,000 ounces at total cash costs per ounce of approximately $1,374.

As gold grades continue to decline with the depletion of the high-grade Swan zone, the Company has advanced a plan to increase the mining and milling rate by approximately 65% to 3,300 tpd and reducing costs per tonne by approximately 20% over the next three years when compared to 2025.

Fosterville has scheduled five-day quarterly shutdowns for regular mill maintenance in 2026.

Pinos Altos

In 2025, Pinos Altos produced 81,734 ounces of gold at total cash costs per ounce of $2,006. In 2026, the Company expects production at Pinos Altos to be between 70,000 and 80,000 ounces at total cash costs per ounce of approximately $2,092.

Revenue from Mining Operations and Production Costs

In 2026, the Company expects to continue to generate solid cash flow with payable production between 3,300,000 and 3,500,000 ounces of gold which is comparable with 3,447,367 ounces in 2025.

In 2026, the Company expects total cash costs per ounce on a by-product basis to be between $1,020 and $1,120. As production costs at LaRonde, Canadian Malartic, Goldex, Detour Lake, Macassa, Meliadine and Meadowbank mines are incurred primarily in Canadian dollars, production costs at Fosterville are incurred primarily in Australian dollars, production costs at Kittila are incurred primarily in Euros, and a portion of the production costs at Pinos Altos are incurred in Mexican pesos, the US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro, and US dollar/Mexican peso exchange rates also affect the Company's expectations for the total cash costs per ounce both on a by-product and co-product basis.

The table below sets out the diesel price and relevant exchange rate assumptions used in deriving the expected 2026 total cash costs per ounce on a by-product basis as well as the actual market average closing prices for each variable for the period of January 1, 2026 through January 31, 2026:

	2026 Assumptions	Actual Market Average (January 1, 2026 – January 31, 2026)
Diesel ($ per litre)	$0.78	$0.77
C$/US$ exchange rate (C$)	$1.36	$1.38

Exploration and Corporate Development Expenditures

In 2026, Agnico Eagle expects to incur exploration and corporate development expenses of between $275.0 million and $305.0 million compared with $206.7 million in 2025.

The Company's objective is to build on recent exploration success and identify additional mineral resources and convert mineral resources into mineral reserves. This is part of the strategy to develop the full potential of existing operations and key projects in the Company's pipeline.

The Company's exploration focus remains on extending mine life at existing operations, testing near-mine opportunities and advancing key value driver projects. Exploration priorities for 2026 include mineral resource conversion and expansion at Detour Lake's underground project and the East Gouldie zone of Canadian Malartic, and exploration targets at Hope Bay.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense is expected to be between $1.55 billion and $1.75 billion in 2026 compared with $1.65 billion in 2025.

Other Expenses

General and administrative expenses are expected to be between $230.0 million and $260.0 million in 2026 compared with $235.9 million in 2025, including share-based compensation, which is expected to be between $65.0 million and $75.0 million. The company also expects to incur other costs that can range between $75.0 million and $95.0 million, which includes between $35.0 million to $45.0 million related to site maintenance costs primarily at Hope Bay, and Northern Territory in Australia and between $40.0 million to $50.0 million related to remediation expenses and other miscellaneous costs.

Tax Rates

For 2026, the Company expects its effective tax rates to be between 35% to 40% in Canada, 35% to 40% in Mexico, 30% in Australia and 20% in Finland. The Company's overall effective tax rate is expected to be approximately 34% to 36% for the full year 2026.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $2,595.0 million in 2026. The Company expects to fund its 2026 capital expenditures through operating cash flow from the sale of its gold production. Significant components of the expected 2026 capital expenditures program include the following:

- $992.8 million in sustaining capital expenditures[i] relating to Detour Lake ($304.5 million), Meliadine ($106.2 million), LaRonde ($103.0 million), Canadian Malartic ($92.9 million), Kittila ($84.3 million), Fosterville ($77.0 million), Meadowbank ($69.5 million), Macassa ($57.1 million), Pinos Altos ($44.6 million), Goldex ($36.3 million), and other regional areas ($17.4 million);

- $1,602.2 million in development capital expenditures[i] relating to Canadian Malartic ($367.0 million), Detour Lake ($322.5 million), Macassa ($170.3 million), Meliadine ($95.2 million), Meadowbank ($87.0 million), LaRonde ($68.6 million), Fosterville ($45.8 million), Goldex ($36.2 million), Pinos Altos ($8.3 million), Kittila ($7.7 million) and other projects, including Detour Lake underground project ($132.5 million), Hope Bay ($123.7 million), Upper Beaver ($118.1 million), San Nicolás ($17.4 million), and other regional areas ($1.9 million);

- Capitalized exploration expenditures, included in the figures above, are expected to be $310.0 million in 2026.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company's securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce

Agnico Eagle's all-in sustaining costs per ounce on a by-product basis are expected to be between $1,400 and $1,550 in 2026 compared with all-in sustaining costs per ounce on a by-product basis (revised) $1,313 in 2025.

Note:

(i)   Sustaining capital expenditures and development capital expenditures are not standardized financial measures under IFRS Accounting Standards. For a reconciliation to total capital expenditures and a discussion of the composition and usefulness of these non-GAAP measures, see "*Non-GAAP Financial Performance Measures*" below.

Risk Profile

The Company is subject to significant risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. The risks described below are not the only ones facing the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For a more comprehensive discussion of these inherent risks, see "Risk Factors" in the Company's most recent AIF on file with the Canadian provincial securities regulatory authorities and included in the Company's most recent Form 40-F on file with the SEC, respectively.

Financial Instruments

The Company's principal financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and derivative financial instruments. The Company uses these financial instruments to manage its cash flows which are used to support ongoing operations and future growth.

The Company's principal financial assets are comprised of cash and cash equivalents, trade receivables, equity securities and derivative financial instruments, including share purchase warrants. Cash and cash equivalents and trade receivables are generated by the Company's operations. Equity securities and share purchase warrants are generally strategic investments made in other mining companies.

Using financial instruments exposes the Company to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, commodity price risk and foreign currency risk, as discussed below).

Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with what the Company believes to be high quality counterparties such as major banks and limiting concentration risk.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company attempts to mitigate liquidity risk primarily by monitoring its debt rating and the maturity dates of existing debt and other payables.

Market risk is the risk that changes in market factors, such as interest rates, listed equity prices, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle's financial instruments.

The following table sets out a summary of the Company's financial instruments[i] as at December 31, 2025:

Financial Instrument	Carrying Value	Associated Risks
Cash and cash equivalents	$ 2,866,053	Credit, Market
Short-term investments	$ 8,856	Credit, Market
Loans receivable	$ 9,203	Credit, Market
Equity securities	$ 1,423,499	Liquidity, Market
Share purchase warrants	$ 84,753	Liquidity, Market
Fair value of derivative financial instruments	$ 34,428	Credit, Market
Accounts payable and accrued liabilities	$(1,033,444)	Liquidity, Market
Fair value of derivative financial instruments	$ (5,676)	Liquidity, Market
Long-term debt	$ (196,271)	Liquidity, Market
Lease obligations	$ (125,199)	Liquidity, Market

Note:

(i)   See Notes 6 and 20 in the consolidated financial statements for details on the Company's financial instruments, fair value measurements and financial risk management.

Interest Rates

The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its credit facilities, its cash and cash equivalents and its short-term investments. Drawdowns on the credit facilities are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital

requirements. As at December 31, 2025, there were no amounts outstanding on the Company's credit facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R-1 or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2025, short-term investments were $8.9 million.

Amounts drawn under the credit facility are subject to floating interest rates based on SOFR and CORRA benchmark rates. In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company monitors its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Commodity Prices and Foreign Currencies

Agnico Eagle's net income is sensitive to metal prices and the US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2025, the ranges of metal prices, diesel prices and exchange rates were as follows:

- Gold: $2,633 – $4,449 per ounce, averaging $3,432 per ounce;
- Silver: $29.41 – $74.84 per ounce, averaging $40.03 per ounce;
- Diesel: $0.66 – $0.85 per litre, averaging $0.74 per litre;
- US dollar/Canadian dollar: C$1.36 – C$1.46 per $1.00, averaging C$1.40 per $1.00;
- US dollar/Australian dollar: A$1.53 – A$1.67 per $1.00, averaging A$1.55 per $1.00;
- US dollar/Euro: €0.84 – €0.98 per $1.00, averaging €0.89 per $1.00; and
- US dollar/Mexican peso: 17.90 – 20.85 Mexican pesos per $1.00, averaging 19.23 Mexican pesos per $1.00.

The Company has a long-standing policy of no forward gold sales. To attempt to mitigate the impact of fluctuating by-product metal prices, the Company may occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company's policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Australian dollars, Euros, or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation into US dollars of assets and liabilities denominated in other currencies), as it does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes the use of purchased puts, written calls, collars and forwards that are not held for speculative purposes. As at December 31, 2025, there were foreign exchange derivatives outstanding related to $4,458.4 million of 2026 and 2027 expenditures (December 31, 2024 – $4,006.5 million). During the year ended December 31, 2025 the Company recognized a gain of $112.2 million on foreign exchange derivatives in the gain (loss) on derivative financial instruments line item of the consolidated statements of income (2024 – loss of $174.2 million).

Cost Inputs

The Company considers, and may enter into, risk management strategies to mitigate price risk on certain consumables, including diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments. As at December 31, 2025, there were derivative financial instruments outstanding relating to 16.0 million gallons of heating oil (December 31, 2024 – 28.0 million). During the year ended December 31, 2025 the Company recognized a loss of $0.4 million on heating oil derivatives in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (2024 – loss of $3.7 million).

Operational Risk

Detour Lake, Canadian Malartic and Meadowbank were the Company's most significant contributors in 2025 to the Company's payable production of gold at 20%, 19% and 14%, respectively, and are expected to account for a significant portion of the Company's payable production of gold in the future.

Mining is a complex and unpredictable business and, therefore, actual payable production of gold ounces may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

Regulatory Risk

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, tailings management, toxic substances, environmental protection, greenhouse gases, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company's mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management has used the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company's ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company's annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

There have been no material changes in our internal controls during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company's management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2025. Based on this evaluation, management concluded that the Company's ICFR and DC&P were effective as at December 31, 2025.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at January 30, 2026 were exercised:

Common shares outstanding	501,029,605
Employee stock options	1,588,534
Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	809,594
Total	503,427,733

IFRS Accounting Standards Critical Accounting Policies and Accounting Estimates

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board. Agnico Eagle's material accounting policies, including a summary of current and future changes in accounting policies, are disclosed in Note 3 in the consolidated financial statements.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2025 are disclosed in Note 4 to the consolidated financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company's disclosure included or incorporated by reference in this MD&A.

Mineral Reserve Data

The scientific and technical information contained in this MD&A relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, P.Eng., Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The assumptions used for the mineral reserve estimates at all mines and advanced projects held by Agnico Eagle on December 31, 2025 are $1,600 per ounce of gold, $24.00 per ounce of silver, $3.80 per pound of copper and $1.20 per pound of zinc, except for $1,500 per ounce of gold used for the Detour Lake open pit, $1,350 per ounce of gold for Hammond Reef project; $1,650 per ounce of gold used for Wasamac and Marban, $2,000 per ounce used for Amaruq; $1,450 per ounce of gold used for Upper Beaver; $2,000 per ounce of gold used for Pinos Altos; and US$1,300 per ounce of gold used for San Nicolás. Foreign exchange rates assumptions of C$1.34 per US$1.00, A$1.52 per US$1.00, €0.91 per US$1.00, and 18.00 Mexican pesos per US$1.00 were used for all mines and projects, except for C$1.30 per US$1.00 used for Detour Lake open pit, Detour Lake underground and Hammond Reef.

The following table sets out the proven and probable gold mineral reserves for properties held by Agnico Eagle as of December 31, 2025:

Proven and Probable Mineral Reserves by Property[i][ii]	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)[iii]
	(thousands)		(thousands)
Proven Mineral Reserves			
LaRonde mine	2,469	4.65	369
LZ5	6,405	2.02	415
LaRonde	**8,874**	**2.75**	**784**
Canadian Malartic mine	36,896	0.50	597
Odyssey mine	29	2.37	2
Canadian Malartic	**36,925**	**0.50**	**599**
Goldex mine	6,255	1.48	298
Akasaba West	969	0.82	26
Goldex	**7,225**	**1.39**	**324**
Detour Lake	120,371	0.78	3,035
Macassa	742	9.36	223
Meadowbank	8,129	1.29	338
Meliadine	4,104	5.74	757
Hope Bay	93	6.77	20
Fosterville	887	5.41	154
Kittila	931	4.66	140
Pinos Altos	659	2.00	42
San Nicolás (50%)	23,858	0.41	314
Total Proven Mineral Reserves	**212,796**	**0.98**	**6,731**
Probable Mineral Reserves			
LaRonde mine	8,158	6.06	1,590
LZ5	6,800	2.17	474
LaRonde	**14,959**	**4.29**	**2,064**
Canadian Malartic mine	21,697	1.22	852
Marban deposit	51,618	0.95	1,577
Odyssey mine	4,758	2.12	325
East Goldie deposit	54,943	3.23	5,699
Canadian Malartic	**133,016**	**1.98**	**8,453**
Goldex mine	9,065	1.68	488
Akasaba West	2,807	0.96	86
Goldex	**11,872**	**1.51**	**575**
Detour Lake	677,690	0.71	15,540
Macassa	8,068	7.62	1,976
Wasamac	14,757	2.90	1,377
Upper Beaver	23,181	3.71	2,768

Proven and Probable Mineral Reserves by Property[(i)(ii)]	Tonnes	Gold Grade (Grams per Tonne)	Contained Gold (Ounces)[(iii)]
	(thousands)		(thousands)
Hammond Reef	123,473	0.84	3,323
Meadowbank	9,585	3.62	1,116
Meliadine	17,971	4.96	2,864
Hope Bay	16,086	6.53	3,376
Fosterville	9,516	4.95	1,516
Kittila	23,818	4.15	3,179
Pinos Altos	4,003	1.76	227
San Nicolás (50%)	28,761	0.39	358
Total Probable Mineral Reserves	**1,116,755**	**1.36**	**48,711**
Total Proven and Probable Mineral Reserves	**1,329,551**	**1.30**	**55,442**

Notes:

(i) Amounts presented in this table have been rounded to the nearest thousand and therefore totals may differ slightly from the sum of the individual entities.

(ii) Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading *"Information on Mineral Reserves and Mineral Resources of the Company"*; the Technical Report on the 2022 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR+ on March 23, 2022; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR+ on February 14, 2018; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR+ on March 12, 2015; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic property in Quebec, Canada with an effective date of December 31, 2020 filed with the Canadian securities regulatory authorities on SEDAR+ on March 25, 2021; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the LaRonde Complex in Quebec, Canada with an effective date of December 31, 2022 filed with the Canadian securities regulatory authorities on SEDAR+ on March 24, 2023; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Detour Lake Operation in Ontario, Canada as at March 31, 2024 filed with Canadian securities regulatory authorities on September 20, 2024; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 filed on April 1, 2019.

(iii) Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

Non-GAAP Financial Performance Measures

This MD&A discloses certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS Accounting Standards.

Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income takes the net income as recorded in the consolidated statements of income and adjusts for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self-insurance losses, sale of non-strategic properties, multi-year donations, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.

The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of adjusted net income and adjusted net income per share for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
(thousands of United States dollars)			
Net income for the year – basic	$4,461,461	$1,895,581	$ 1,941,307
Dilutive impact of cash settling LTIP	–	–	(4,736)
Net income for the year – diluted	4,461,461	1,895,581	1,936,571
Foreign currency translation (gain) loss	(25,654)	9,383	(328)
(Gain) loss on derivative financial instruments	(223,960)	155,819	(68,432)
Impairment reversal	(229,000)	–	–
Impairment loss	10,554	–	787,000
Environmental remediation	43,239	14,719	2,712
Severance and transaction costs related to acquisitions	–	–	21,503
Purchase price allocation to inventory[i]	(9,221)	(5,771)	26,477
Debt extinguishment costs	8,245	–	–
Loss on sale of equity securities	40,175	–	–
Revaluation gain on Yamana Transaction	–	–	(1,543,414)
Net loss on disposal of property, plant and equipment	41,219	37,669	26,759
Other[ii]	2,077	19,555	3,262
Income and mining taxes adjustments[iii]	50,034	(9,183)	(100,910)
Adjusted net income for the year – basic	$4,169,169	$2,117,772	$ 1,095,936
Adjusted net income for the year – diluted	$4,169,169	$2,117,772	$ 1,091,200
Net income per share – basic	$ 8.89	$ 3.79	$ 3.97
Net income per share – diluted	$ 8.86	$ 3.78	$ 3.95
Adjusted net income per share – basic	$ 8.31	$ 4.24	$ 2.24
Adjusted net income per share – diluted	$ 8.28	$ 4.23	$ 2.23

Notes:

(i) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired.These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii) Other adjustments are comprised of retroactive payments, disposals of supplies inventory at non-operating sites and other unusual items that management considers are not reflective of the Company's underlying performance in the period.

(iii) Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of changes in tax laws and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA

EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the consolidated statements of income.

Adjusted EBITDA removes the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company's underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized

gains or losses on derivative financial instruments, impairment loss charges and reversals, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, gains and losses on the sale of equity securities, self-insurance losses, gains on the sale of non-strategic exploration properties, multi-year health care donations, disposals of supplies inventory at non-operating sites and retroactive payments.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company's continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

The following table sets out the calculation of EBITDA and Adjusted EBITDA for the year ended December 31, 2025, December 31, 2024 and December 31, 2023.

	Year Ended December 31,		
	2025	**2024**	**2023**
(thousands of United States dollars)			
Net income for the period	$4,461,461	$1,895,581	$ 1,941,307
Finance costs	91,145	126,738	130,087
Income and mining tax expense	2,242,450	925,974	417,762
Amortization of property, plant and mine development	1,645,297	1,514,076	1,491,771
EBITDA	8,440,353	4,462,369	3,980,927
Foreign currency translation (gain) loss	(25,654)	9,383	(328)
(Gain) loss on derivative financial instruments	(223,960)	155,819	(68,432)
Impairment reversal	(229,000)	–	–
Impairment loss	10,554	–	787,000
Environmental remediation	43,239	14,719	2,712
Severance and transaction costs related to acquisitions	–	–	21,503
Purchase price allocation to inventory[(i)]	(9,221)	(5,771)	26,477
Loss on sale of equity securities	40,175	–	–
Revaluation gain on Yamana Transaction	–	–	(1,543,414)
Net loss on disposal of property. plant and equipment	41,219	37,669	26,759
Other[(ii)]	2,077	19,555	3,262
Adjusted EBITDA	$8,089,782	$4,693,743	$ 3,236,466

Notes:

(i) As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted EBITDA.

(ii) Other adjustments are comprised of retroactive payments, disposals of supplies inventory at non-operating sites and other unusual items that management considers are not reflective of the Company's underlying performance in the period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital

Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the consolidated statements of cash flows.

Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets and accounts payable and accrued liabilities.

The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company's ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company's financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

	2025	2024	2023
(thousands of United States dollars)			
Cash provided by operating activities	$ 6,817,113	$ 3,960,892	$ 2,601,562
Additions to property, plant and mine development	(2,418,200)	(1,817,949)	(1,654,129)
Free cash flow	4,398,913	2,142,943	947,433
Changes in income taxes	$ (886,371)	$ (259,327)	$ (103,850)
Changes in inventory	160,744	208,300	169,168
Changes in other current assets	43,969	(1,166)	80,931
Changes in accounts payable and accrued liabilities	(122,639)	(27,831)	147
Free cash flow before changes in non-cash components of working capital	$ 3,594,616	$ 2,062,919	$ 1,093,829

Net Cash (Debt)

Net cash (debt) is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheets for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash (debt) is useful to help investors determine the Company's overall cash (debt) position and to evaluate the future debt capacity of the Company.

The following table sets out a reconciliation of long-term debt per the consolidated balance sheets to net cash (debt) as at December 31, 2025, December 31, 2024 and December 31, 2023.

	As at December 31,		
	2025	**2024**	**2023**
(thousands of United States dollars)			
Current portion of long-term debt	$ —	$ (90,000)	$ (100,000)
Non-current portion of long-term debt	(196,271)	(1,052,956)	(1,743,086)
Long-term debt	(196,271)	(1,142,956)	(1,843,086)
Cash and cash equivalents	2,866,053	926,431	338,648
Net cash (debt)	**$2,669,782**	**$ (216,525)**	**$(1,504,438)**

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

<u>Total Cash Costs per Ounce</u>

Total cash costs per ounce is reported on a per ounce of gold produced basis on both a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce of gold produced on a by-product basis for periods ending on or before December 31, 2025 are calculated by adjusting production costs as recorded in the consolidated statements of income for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. For periods commencing on or after January 1, 2026, the Company will additionally adjust production costs for the NTI Payment (as discussed further below), which adjustment will only affect this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company's calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change. Where this amended composition is used and the change affects the quantum of total cash costs per ounce, this MD&A indicates this by referring to the non-GAAP measure as "total cash costs per ounce (revised)".

For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including "total cash costs per ounce", to adjust for the NTI Payment. The NTI payment is the payment to Nunavut Tunngavik Inc. ("NTI") under the Company's mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin ("NTI Payment"). NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the "Crown royalty") under the Nunavut Mining Regulations (the "NMR"). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Accounting Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics as the payments under the Crown royalty. Accordingly, to ensure comparability across the Company's mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable.

Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.

Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this MD&A, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company's primary product and source of substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.

Minesite Costs per Tonne

Minesite costs per tonne for periods ending on or before December 31, 2025 are calculated by adjusting production costs as recorded in the consolidated statements of income for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company will additionally adjust production costs for the NTI Payment (as discussed above in "*Total Cash Costs per Ounce*"), which adjustment will only affect minesite costs per tonne at Meadowbank and for the Nunavut region. The Company's calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. Where this amended composition is used and the change affects the quantum of minesite costs per tonne, this MD&A indicates this by referring to the non-GAAP measure as "minesite costs per tonne (revised)".

As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company's mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.

The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income in accordance with IFRS Accounting Standards.

Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Region

Year Ended December 31, 2025

(United States dollars in thousands, except per ounce measures or as otherwise noted)

Mine	Payable gold production (ounces)[i]	Production costs	Production costs per ounce	Inventory adjustments[ii]	Realized (gains) and losses on hedges	In-kind royalty costs[iii]	Smelting, refining and marketing charges	Total cash costs per ounce (co-product basis)	Impact of by-product metals	Total cash costs per ounce (by-product basis)	NTI Payment[iv]	Total cash costs per ounce (revised) (by-product basis)[v]
LaRonde	344,555	360,025	1,045	(6,001)	980	–	14,251	1,072	(83,607)	829	–	829
Canadian Malartic	642,612	488,160	760	19,122	1,461	112,464	1,468	969	(14,566)	946	–	946
Goldex	125,501	148,952	1,187	2,288	413	–	4,382	1,243	(30,280)	1,002	–	1,002
Quebec	**1,112,668**	**997,137**	**896**	**15,409**	**2,854**	**112,464**	**20,101**	**1,032**	**(128,453)**	**917**	**–**	**917**
Detour Lake	692,675	565,439	816	(1,863)	1,226	44,714	5,167	887	(6,135)	879	–	879
Macassa	312,729	221,718	709	11,146	987	15,559	492	799	(2,016)	793	–	793
Ontario	**1,005,404**	**787,157**	**783**	**9,283**	**2,213**	**60,273**	**5,659**	**860**	**(8,151)**	**852**	**–**	**852**
Meliadine	376,346	402,385	1,069	(980)	1,038	–	220	1,070	(1,091)	1,067	–	1,067
Meadowbank	493,314	552,470	1,120	(586)	1,318	–	539	1,122	(6,402)	1,110	(90,004)	928
Nunavut	**869,660**	**954,855**	**1,098**	**(1,566)**	**2,356**	**–**	**759**	**1,100**	**(7,493)**	**1,091**	**(90,004)**	**988**
Fosterville	160,522	146,382	912	4,554	(59)	–	124	941	(567)	937	–	937
Australia	**160,522**	**146,382**	**912**	**4,554**	**(59)**	**–**	**124**	**941**	**(567)**	**937**	**–**	**937**
Kittila	217,379	236,238	1,087	2,199	(2,624)	–	(214)	1,084	(703)	1,081	–	1,081
Finland	**217,379**	**236,238**	**1,087**	**2,199**	**(2,624)**	**–**	**(214)**	**1,084**	**(703)**	**1,081**	**–**	**1,081**
Pinos Altos	81,734	205,808	2,518	6,058	(1,234)	–	1,282	2,593	(47,945)	2,006	–	2,006
Mexico	**81,734**	**205,808**	**2,518**	**6,058**	**(1,234)**	**–**	**1,282**	**2,593**	**(47,945)**	**2,006**	**–**	**2,006**
Corporate and Other[vi]	**–**	**13,107**	**–**	**(13,107)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Consolidated	**3,447,367**	**3,340,684**	**965**	**22,830**	**3,506**	**172,737**	**27,711**	**1,035**	**(193,312)**	**979**	**(90,004)**	**953**

Notes:

(i) Gold production for the year ended December 31, 2025 excludes 4,539 ounces of payable production of gold at La India and 323 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 9,468 ounces of gold recovered at Hope Bay.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2025 is $9.2 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iv) For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "total cash costs per ounce" to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce. See discussion above under "*Total Cash Costs per Ounce*".

(v) For each of the Company's mines other than Meadowbank and its regions other than Nunavut, "total cash costs per ounce" and "total cash costs per ounce (revised)" are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2025, total cash costs per ounce (revised) on a co-product basis were $940 at Meadowbank, $997 for the Nunavut region and $1,009 for the consolidated Company.

(vi) Relates to production costs associated with gold sold by non-operating minesites that are excluded from the consolidated cash costs calculation.

Year Ended December 31, 2024

(United States dollars in thousands, except per ounce measures or as otherwise noted)

Mine	Payable gold production (ounces)	Production costs	Production costs per ounce	Inventory adjustments[i]	Realized (gains) and losses on hedges	In-kind royalty costs[ii]	Smelting, refining and marketing charges	Total cash costs per ounce (co-product basis)	Impact of by-product metals	Total cash costs per ounce (by-product basis)	NTI Payment[iii]	Total cash costs per ounce (revised) (by-product basis)[iv]
LaRonde	306,750	319,495	1,042	10,280	1,840	–	15,552	1,132	(57,287)	945	–	945
Canadian Malartic	655,654	532,037	811	3,803	4,138	77,504	726	943	(8,386)	930	–	930
Goldex	130,813	129,977	994	2,438	816	–	3,009	1,041	(15,452)	923	–	923
Quebec	**1,093,217**	**981,509**	**898**	**16,521**	**6,794**	**77,504**	**19,287**	**1,008**	**(81,125)**	**933**	**–**	**933**
Detour Lake	671,950	497,079	740	(1,348)	4,714	32,072	5,716	801	(3,049)	796	–	796
Macassa	279,384	201,371	721	(3,607)	1,679	10,082	482	752	(1,020)	748	–	748
Ontario	**951,334**	**698,450**	**734**	**(4,955)**	**6,393**	**42,154**	**6,198**	**787**	**(4,069)**	**782**	**–**	**782**
Meliadine	378,886	350,280	924	3,279	3,165	–	250	942	(860)	940	–	940
Meadowbank	504,719	463,464	918	9,464	4,624	–	(41)	946	(4,138)	938	(21,435)	896
Nunavut	**883,605**	**813,744**	**921**	**12,743**	**7,789**	**–**	**209**	**944**	**(4,998)**	**938**	**(21,435)**	**914**
Fosterville	225,203	147,045	653	(1,011)	222	–	70	650	(565)	647	–	647
Australia	**225,203**	**147,045**	**653**	**(1,011)**	**222**	**–**	**70**	**650**	**(565)**	**647**	**–**	**647**
Kittila	218,860	227,334	1,039	(1,172)	151	–	(212)	1,033	(483)	1,031	–	1,031
Finland	**218,860**	**227,334**	**1,039**	**(1,172)**	**151**	**–**	**(212)**	**1,033**	**(483)**	**1,031**	**–**	**1,031**
Pinos Altos	88,433	168,231	1,902	678	68	–	1,287	1,925	(34,924)	1,530	–	1,530
Creston Mascota	104	–	–	–	–	–	–	–	–	–	–	–
La India	24,580	49,767	2,025	(1,322)	–	–	401	1,987	(1,038)	1,945	–	1,945
Mexico	**113,117**	**217,998**	**1,927**	**(644)**	**68**	**–**	**1,688**	**1,937**	**(35,962)**	**1,619**	**–**	**1,619**
Consolidated	**3,485,336**	**3,086,080**	**885**	**21,482**	**21,417**	**119,658**	**27,240**	**940**	**(127,202)**	**903**	**(21,435)**	**897**

Notes:

(i) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2024 is $5.8 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iii) For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "total cash costs per ounce" to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce. See discussion above under "*Total Cash Costs per Ounce*".

(iv) For each of the Company's mines other than Meadowbank and its regions other than Nunavut, "total cash costs per ounce" and "total cash costs per ounce (revised)" are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2024, total cash costs per ounce (revised) on a co-product basis were $904 at Meadowbank, $920 for the Nunavut region and $934 for the consolidated Company.

Year Ended December 31, 2023

(United States dollars in thousands, except per ounce measures or as otherwise noted)

Mine	Payable gold production (ounces)	Production costs	Production costs per ounce	Inventory adjustments[i]	Realized (gains) and losses on hedges	In-kind royalty costs[ii]	Smelting, refining and marketing charges	Total cash costs per ounce (co-product basis)	Impact of by-product metals	Total cash costs per ounce (by-product basis)	NTI Payment[iii]	Total cash costs per ounce (revised) (by-product basis)[iv]
LaRonde	306,648	299,644	977	9,954	3,954	–	20,183	1,088	(54,405)	911	–	911
Canadian Malartic[v]	603,955	465,814	771	(21,709)	–	59,187	962	835	(6,732)	824	–	824
Goldex	140,983	112,022	795	1,650	1,944	–	336	822	(378)	820	–	820
Quebec	**1,051,586**	**877,480**	**834**	**(10,105)**	**5,898**	**59,187**	**21,481**	**907**	**(61,515)**	**849**	**–**	**849**
Detour Lake	677,446	453,498	669	8,232	4,867	29,143	4,006	738	(2,073)	735	–	735
Macassa	228,535	155,046	678	1,382	3,127	7,796	245	733	(649)	731	–	731
Ontario	**905,981**	**608,544**	**672**	**9,614**	**7,994**	**36,939**	**4,251**	**737**	**(2,722)**	**734**	**–**	**734**
Meliadine	364,141	343,650	944	11,898	1,682	–	128	981	(630)	980	–	980
Meadowbank	431,666	524,008	1,214	(12,021)	(1,205)	–	(19)	1,183	(2,958)	1,176	(16,389)	1,138
Nunavut	**795,807**	**867,658**	**1,090**	**(123)**	**477**	**–**	**109**	**1,091**	**(3,588)**	**1,086**	**(16,389)**	**1,065**
Fosterville	277,694	131,298	473	1,345	3,097	–	52	489	(397)	488	–	488
Australia	**277,694**	**131,298**	**473**	**1,345**	**3,097**	**–**	**52**	**489**	**(397)**	**488**	**–**	**488**
Kittila	234,402	205,857	878	2,958	(2,999)	–	(1,338)	872	(358)	871	–	871
Finland	**234,402**	**205,857**	**878**	**2,958**	**(2,999)**	**–**	**(1,338)**	**872**	**(358)**	**871**	**–**	**871**
Pinos Altos	97,642	145,936	1,495	2,979	(2,819)	–	1,248	1,509	(27,339)	1,229	–	1,229
Creston Mascota	638	–	–	–	–	–	–	–	–	–	–	–
La India	75,904	96,490	1,271	(1,335)	–	–	584	1,261	(1,566)	1,241	–	1,241
Mexico	**174,184**	**242,426**	**1,392**	**1,644**	**(2,819)**	**–**	**1,832**	**1,396**	**(28,905)**	**1,230**	**–**	**1,230**
Consolidated	**3,439,654**	**2,933,263**	**853**	**5,333**	**11,648**	**96,126**	**26,387**	**893**	**(97,485)**	**865**	**(16,389)**	**860**

Notes:

(i) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2023 is $26.4 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce.

(iii) For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "total cash costs per ounce" to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce. See discussion above under *"Total Cash Costs per Ounce"*.

(iv) For each of the Company's mines other than Meadowbank and its regions other than Nunavut, "total cash costs per ounce" and "total cash costs per ounce (revised)" are the same when calculated on both a by-product and co-product basis. For the year ended December 31, 2023, total cash costs per ounce (revised) on a co-product basis were $1,145 at Meadowbank, $1,070 for the Nunavut region and $888 for the consolidated Company.

(v) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter following the closing of the Yamana Transaction.

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine and Region

Year Ended December 31, 2025

(thousands, except per tonne measures or as otherwise noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs (local currency)	Production costs per tonne (local currency)	Inventory adjustments (local currency)[i]	In-kind royalty costs (local currency)[ii]	Smelting, refining and marketing charges (local currency)	Minesite costs per tonne (local currency)	NTI Payment (local currency)[iii]	Minesite costs per tonne (revised) (local currency)[iv]
LaRonde	2,805	360,025	C$ 502,885	C$179	C$ (8,668)	C$ –	C$(28,060)	C$166	C$ –	C$166
Canadian Malartic	20,123	488,160	C$ 677,283	C$ 34	C$26,400	C$156,954	C$ –	C$ 43	C$ –	C$ 43
Goldex	3,301	148,952	C$ 207,895	C$ 63	C$ 3,062	C$ –	C$ –	C$ 64	C$ –	C$ 64
Quebec	**26,229**	**997,137**	**C$1,388,063**	**C$ 53**	**C$20,794**	**C$156,954**	**C$(28,060)**	**C$ 59**	**C$ –**	**C$ 59**
Detour Lake	27,869	565,439	C$ 788,172	C$ 28	C$ (3,108)	C$ 62,362	C$ –	C$ 30	C$ –	C$ 30
Macassa	573	221,718	C$ 309,381	C$540	C$15,225	C$ 21,718	C$ –	C$604	C$ –	C$604
Ontario	**28,442**	**787,157**	**C$1,097,553**	**C$ 39**	**C$12,117**	**C$ 84,080**	**C$ –**	**C$ 42**	**C$ –**	**C$ 42**
Meliadine	2,351	402,385	C$ 560,026	C$238	C$ (2,275)	C$ –	C$ –	C$237	C$ –	C$237
Meadowbank	3,941	552,470	C$ 768,109	C$195	C$ (1,616)	C$ –	C$ –	C$194	C$(125,132)	C$162
Nunavut	**6,292**	**954,855**	**C$1,328,135**	**C$211**	**C$ (3,891)**	**C$ –**	**C$ –**	**C$210**	**C$(125,132)**	**C$190**
Fosterville	726	146,382	A$ 225,362	A$310	A$ 6,729	A$ –	A$ –	A$320	A$ –	A$320
Australia	**726**	**146,382**	**A$ 225,362**	**A$310**	**A$ 6,729**	**A$ –**	**A$ –**	**A$320**	**A$ –**	**A$320**
Kittila	2,105	236,238	€ 209,121	€ 99	€ 867	€ –	€ –	€100	€ –	€100
Finland	**2,105**	**236,238**	**€ 209,121**	**€ 99**	**€ 867**	**€ –**	**€ –**	**€100**	**€ –**	**€100**
Pinos Altos	1,720	205,808	$ 205,808	$120	$ 4,824	$ –	$ –	$122	$ –	$122
Mexico	**1,720**	**205,808**	**$ 205,808**	**$120**	**$ 4,824**	**$ –**	**$ –**	**$122**	**$ –**	**$122**

Notes:

(i) This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2025 is C$12.9 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii) For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "minesite costs per tonne" to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne. See discussion above under *"Minesite Cost per Tonne"*.

(iv) For each of the Company's mines other than Meadowbank and its regions other than Nunavut, "minesite costs per tonne" and "minesite costs per tonne (revised)" are the same. See discussion above under *"Minesite Costs per Tonne"*.

Year Ended December 31, 2024

(thousands, except per tonne measures or as otherwise noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs (local currency)	Production costs per tonne (local currency)	Inventory adjustments (local currency)[i]	In-kind royalty costs (local currency)[ii]	Smelting, refining and marketing charges (local currency)	Minesite costs per tonne (local currency)	NTI Payment (local currency)[iii]	Minesite costs per tonne (revised) (local currency)[iv]
LaRonde	2,849	319,495	C$ 436,230	C$153	C$ 15,934	C$ —	C$(12,150)	C$154	C$ —	C$154
Canadian Malartic	20,317	532,037	C$ 726,836	C$ 36	C$ 6,048	C$106,163	C$ —	C$ 41	C$ —	C$ 41
Goldex	3,076	129,977	C$ 177,816	C$ 58	C$ 3,702	C$ —	C$ —	C$ 59	C$ —	C$ 59
Quebec	**26,242**	**981,509**	**C$1,340,882**	**C$ 51**	**C$ 25,684**	**C$106,163**	**C$(12,150)**	**C$ 56**	**C$ —**	**C$ 56**
Detour Lake	27,462	497,079	C$ 678,877	C$ 25	C$ (458)	C$ 44,125	C$ —	C$ 26	C$ —	C$ 26
Macassa	574	201,371	C$ 276,532	C$482	C$ (4,605)	C$ 13,896	C$ —	C$498	C$ —	C$498
Ontario	**28,036**	**698,450**	**C$ 955,409**	**C$ 34**	**C$ (5,063)**	**C$ 58,021**	**C$ —**	**C$ 36**	**C$ —**	**C$ 36**
Meliadine	1,966	350,280	C$ 478,335	C$243	C$ 6,578	C$ —	C$ —	C$247	C$ —	C$247
Meadowbank	4,143	463,464	C$ 632,661	C$153	C$ 14,234	C$ —	C$ —	C$156	C$(29,261)	C$149
Nunavut	**6,109**	**813,744**	**C$1,110,996**	**C$182**	**C$ 20,812**	**C$ —**	**C$ —**	**C$185**	**C$(29,261)**	**C$180**
Fosterville	810	147,045	A$ 224,121	A$277	A$ (1,253)	A$ —	A$ —	A$276	A$ —	A$276
Australia	**810**	**147,045**	**A$ 224,121**	**A$277**	**A$ (1,253)**	**A$ —**	**A$ —**	**A$276**	**A$ —**	**A$276**
Kittila	2,026	227,334	€ 210,285	€103	€ (633)	€ —	€ —	€103	€ —	€103
Finland	**2,026**	**227,334**	**€ 210,285**	**€103**	**€ (633)**	**€ —**	**€ —**	**€103**	**€ —**	**€103**
Pinos Altos	1,707	168,231	$ 168,231	$ 99	$ 746	$ —	$ —	$ 99	$ —	$ 99
La India[v]	—	49,767	$ 49,767	$ —	$(49,767)	$ —	$ —	$ —	$ —	$ —
Mexico	**1,707**	**217,998**	**$ 217,998**	**$128**	**$(49,021)**	**$ —**	**$ —**	**$ 99**	**$ —**	**$ 99**

Notes:

(i) This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2024 is C$8.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii) For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "minesite costs per tonne" to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne. See discussion above under *"Minesite Cost per Tonne"*.

(iv) For each of the Company's mines other than Meadowbank and its regions other than Nunavut, "minesite costs per tonne" and "minesite costs per tonne (revised)" are the same. See discussion above under *"Minesite Costs per Tonne"*.

(v) La India's cost calculations per tonne for the year ended December 31, 2024 exclude approximately $49.8 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

Year Ended December 31, 2023

(thousands, except per tonne measures or as otherwise noted)

Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs (local currency)	Production costs per tonne (local currency)	Inventory adjustments (local currency)[i]	In-kind royalty costs (local currency)[ii]	Smelting, refining and marketing charges (local currency)	Minesite costs per tonne (local currency)	NTI Payment (local currency)[iii]	Minesite costs per tonne (revised) (local currency)[iv]
LaRonde	2,658	299,644	C$ 403,618	C$152	C$ 15,784	C$ –	C$(12,990)	C$153	C$ –	C$153
Canadian Malartic[v]	17,333	465,814	C$ 627,946	C$ 36	C$(27,636)	C$79,962	C$ –	C$ 39	C$ –	C$ 39
Goldex	2,887	112,022	C$ 151,185	C$ 52	C$ 2,189	C$ –	C$ –	C$ 53	C$ –	C$ 53
Quebec	**22,878**	**877,480**	**C$1,182,749**	**C$ 52**	**C$ (9,663)**	**C$79,962**	**C$(12,990)**	**C$ 55**	**C$ –**	**C$ 55**
Detour Lake	25,435	453,498	C$ 611,244	C$ 24	C$ 11,038	C$39,323	C$ –	C$ 26	C$ –	C$ 26
Macassa	442	155,046	C$ 209,928	C$475	C$ 1,836	C$10,517	C$ –	C$503	C$ –	C$503
Ontario	**25,877**	**608,544**	**C$ 821,172**	**C$ 32**	**C$ 12,874**	**C$49,840**	**C$ –**	**C$ 34**	**C$ –**	**C$ 34**
Meliadine	1,918	343,650	C$ 462,052	C$241	C$ 16,188	C$ –	C$ –	C$249	C$ –	C$249
Meadowbank	3,843	524,008	C$ 702,879	C$183	C$(15,934)	C$ –	C$ –	C$179	C$(21,984)	C$173
Nunavut	**5,761**	**867,658**	**C$1,164,931**	**C$202**	**C$ 254**	**C$ –**	**C$ –**	**C$202**	**C$(21,984)**	**C$198**
Fosterville	651	131,298	A$ 197,921	A$304	A$ (2,155)	A$ –	A$ –	A$301	A$ –	A$301
Australia	**651**	**131,298**	**A$ 197,921**	**A$304**	**A$ (2,155)**	**A$ –**	**A$ –**	**A$301**	**A$ –**	**A$301**
Kittila	1,954	205,857	€ 191,023	€ 98	€ 2,112	€ –	€ –	€ 99	€ –	€ 99
Finland	**1,954**	**205,857**	**€ 191,023**	**€ 98**	**€ 2,112**	**€ –**	**€ –**	**€ 99**	**€ –**	**€ 99**
Pinos Altos	1,656	145,936	$ 145,936	$ 88	$ 160	$ –	$ –	$ 88	$ –	$ 88
La India	3,010	96,490	$ 96,490	$ 32	$ (1,335)	$ –	$ –	$ 32	$ –	$ 32
Mexico	**4,666**	**242,426**	**$ 242,426**	**$ 52**	**$ (1,175)**	**$ –**	**$ –**	**$ 52**	**$ –**	**$ 52**

Notes:

(i) This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the year ended December 31, 2023 is C$34.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne.

(iii) For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "minesite costs per tonne" to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of minesite costs per tonne. See discussion above under "*Minesite Costs per Tonne*".

(iv) For each of the Company's mines other than Meadowbank and its regions other than Nunavut, "minesite costs per tonne" and "minesite costs per tonne (revised)" are the same. See discussion above under "*Minesite Costs per Tonne*".

(v) The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter following the closing of the Yamana Transaction.

All-in Sustaining Costs per Ounce

All-in sustaining costs per ounce (also referred to as "AISC per ounce") on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see *"Total*

cash costs per ounce and Minesite Costs per Tonne – Total cash costs per ounce" for a discussion of regarding the Company's use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including "all-in sustaining costs per ounce", to adjust for the NTI Payments, that is, payments made to NTI under the Company's mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of "total cash costs per ounce", discussed above in "*Total Cash Costs Per Ounce and Minesite Costs Per Tonne – Total Cash Costs per Ounce*". For the reasons outlined above in respect of the change to the composition of "total cash costs per ounce", the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company's mines. Where this new composition is used, this MD&A will indicate by referring to the non-GAAP measure as "all-in sustaining costs per ounce (revised)".

Management believes that AISC per ounce is helpful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as AISC per ounce is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.

The Company's revised composition of AISC per ounce remains consistent with the guidance on AISC per ounce released by the World Gold Council ("WGC") in 2018, except in respect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the Crown royalty, which is treated as an income tax under IFRS Accounting Standards and therefore excluded from the Company's AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 on both a by-product basis (deducting the impact of by-product metals from production costs) and co-product basis (deducting the impact of by-product metals from production costs).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce

(United States dollars per ounce of gold produced, except where noted)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Production costs per the consolidated statements of income (thousands of United States dollars)	$3,340,684	$3,086,080	$2,933,263
Less: Production costs from non-operating minesites (thousands)	(13,107)	–	–
Adjusted production costs (thousands)	3,327,577	3,086,080	2,933,263
Gold production (ounces)[i]	3,447,367	3,485,336	3,439,654
Production costs per ounce of gold production	$ 965	$ 885	$ 853
Adjustments:			
Inventory adjustments[ii]	11	7	1
In-kind royalty[iii]	50	34	28
Realized gains and losses on hedges of production costs	1	6	3
Smelting, refining, and marketing charges	8	8	8
Total cash costs per ounce (co-product basis)	$ 1,035	$ 940	$ 893
Impact of by-product metals	(56)	(37)	(28)
Total cash costs per ounce (by-product basis)	$ 979	$ 903	$ 865
Adjustments:			
Sustaining capital expenditures (including capitalized exploration)	274	258	235
General and administrative expenses (including stock option expense)	68	60	61
Non-cash reclamation provision and sustaining leases[iv]	18	18	18
All-in sustaining costs per ounce (by-product basis)	$ 1,339	$ 1,239	$ 1,179
Impact of by-product metals	56	37	28
All-in sustaining costs per ounce (co-product basis)	$ 1,395	$ 1,276	$ 1,207
NTI Payment[v]	(26)	(6)	(5)
All-in sustaining costs per ounce (revised) (by-product basis)[v]	1,313	1,233	1,174
All-in sustaining costs per ounce (revised) (co-product basis)[v]	$ 1,369	$ 1,270	$ 1,202

Notes:

(i)   Gold production for the year ended December 31, 2025 excludes 4,539 ounces of payable production of gold at La India and 323 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching as well as 9,468 ounces of gold recovered at Hope Bay.

(ii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 are $9.2 million, $5.8 million, and $26.4 million, respectively, in association with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii) In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa relate to the in-kind royalty of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production ounces of payable production of gold at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of all-in sustaining costs per ounce.

(iv) Sustaining leases are lease payments related to sustaining assets.

(v)   For periods commencing on or after January 1, 2026, the Company has adjusted the composition of "all-in sustaining costs per ounce" on both a by-product and co-product basis to adjust for the NTI Payment. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of all-in sustaining costs per ounce. See discussion above under "*All-in Sustaining Costs per Ounce*".

Operating Margin

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is helpful to investors as it provides them with additional information about the Company's underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS Accounting Standards. For a reconciliation of operating margin to revenue from mining operations, see *"Three Year Financial and Operating Summary"*, which is incorporated by reference into this section.

Capital Expenditures

Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the consolidated statements of cash flows.

Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.

The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the consolidated statements of cash flows for the year ended December 31, 2025, December 31, 2024 and December 31, 2023.

Reconciliation of Sustaining and Development Capital Expenditures to the Statements of Cash Flows

(thousands of United States dollars)	Three Months Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
Sustaining capital expenditures	$288,903	$256,266	$210,678	$ 931,198	$ 890,051	$ 793,818
Sustaining capitalized exploration	7,420	3,578	4,079	23,755	18,702	13,789
Development capital expenditures	412,830	264,442	194,968	1,141,754	767,366	681,257
Development capitalized exploration	81,192	51,559	26,936	294,680	164,841	112,004
Total Capital Expenditures	**$790,345**	**$575,845**	**$436,661**	**$2,391,387**	**$1,840,960**	**$1,600,868**
Working capital adjustments	10,925	(13,682)	(10,919)	26,813	(23,011)	53,261
Additions to property, plant and mine development per the consolidated statements of cash flows	**$801,270**	**$562,163**	**$425,742**	**$2,418,200**	**$1,817,949**	**$1,654,129**

Sustaining and Development Capital Expenditures

The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the consolidated statements of cash flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

(thousands of United States dollars)	Three Months Ended December 31,			Year Ended December 31,		
	2025	2024	2023	2025	2024	2023
LaRonde	$ 40,029	$ 27,712	$ 25,258	$ 98,239	$ 92,186	$ 83,081
Canadian Malartic[(i)]	42,302	35,649	18,809	131,557	127,536	91,028
Goldex	6,730	11,138	12,267	45,974	53,586	27,203
Quebec	**89,061**	**74,499**	**56,334**	**275,770**	**273,308**	**201,312**
Detour Lake	66,415	78,341	67,123	225,487	267,588	249,765
Macassa	24,511	16,419	15,888	57,667	46,067	45,029
Ontario	**90,926**	**94,760**	**83,011**	**283,154**	**313,655**	**294,794**
Meliadine	20,670	19,860	21,244	78,447	79,672	75,275
Meadowbank	34,453	20,226	21,297	132,085	91,944	121,653
Nunavut	**55,123**	**40,086**	**42,541**	**210,532**	**171,616**	**196,928**
Fosterville	23,871	18,015	9,322	68,486	40,313	34,646
Australia	**23,871**	**18,015**	**9,322**	**68,486**	**40,313**	**34,646**
Kittila	24,651	18,107	16,514	72,355	71,101	49,539
Europe	**24,651**	**18,107**	**16,514**	**72,355**	**71,101**	**49,539**
Pinos Altos	10,708	11,030	7,041	35,796	30,882	30,141
La India	–	–	(6)	–	22	100
Mexico	**10,708**	**11,030**	**7,035**	**35,796**	**30,904**	**30,241**
Other[(ii)]	1,983	3,347	–	8,860	7,856	147
Sustaining capital expenditures	**$296,323**	**$259,844**	**$214,757**	**$ 954,953**	**$ 908,753**	**$ 807,607**
LaRonde	$ 30,739	$ 22,246	$ 17,637	$ 84,771	$ 83,414	$ 68,930
Canadian Malartic[(i)]	139,112	70,529	50,509	356,728	195,259	169,960
Goldex	8,620	5,488	10,730	22,038	14,374	59,436
Quebec	**178,471**	**98,263**	**78,876**	**463,537**	**293,047**	**298,326**
Detour Lake	105,720	87,745	66,671	321,204	235,168	172,903
Macassa	33,842	37,483	26,120	126,850	124,716	101,230
Ontario	**139,562**	**125,228**	**92,791**	**448,054**	**359,884**	**274,133**
Meliadine	20,817	15,942	25,990	88,895	82,800	118,880
Meadowbank	4,846	3,286	(277)	20,135	3,266	80
Nunavut	**25,663**	**19,228**	**25,713**	**109,030**	**86,066**	**118,960**
Fosterville	22,128	13,215	16,591	53,302	49,728	52,793
Australia	**22,128**	**13,215**	**16,591**	**53,302**	**49,728**	**52,793**
Kittila	2,998	3,144	5,177	8,120	11,845	31,463
Europe	**2,998**	**3,144**	**5,177**	**8,120**	**11,845**	**31,463**
Pinos Altos	2,347	1,579	(635)	6,296	3,399	5,297
San Nicolás	4,490	3,770	–	11,103	18,847	–
Mexico	**6,837**	**5,349**	**(635)**	**17,399**	**22,246**	**5,297**
Other[(ii)]	118,363	51,574	3,391	336,992	109,391	12,289
Development capital expenditures	**$494,022**	**$316,001**	**$221,904**	**$1,436,434**	**$ 932,207**	**$ 793,261**
Total capital expenditures	**$790,345**	**$575,845**	**$436,661**	**$2,391,387**	**$1,840,960**	**$1,600,868**
Working capital adjustments	10,925	(13,682)	(10,919)	26,813	(23,011)	53,261
Additions to property, plant and mine development per the consolidated statements of cash flows	**$801,270**	**$562,163**	**$425,742**	**$2,418,200**	**$1,817,949**	**$1,654,129**

Notes:

(i)   The information set out in this table reflects the Company's 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter following the closing of the Yamana Transaction.

(ii)   Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" under the provisions of Canadian provincial securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, may or will occur are forward-looking statements. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words.

Forward-looking statements in this MD&A include the following: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company's sites; including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces of annual gold production in the early 2030s; the estimated timing and conclusions of the Company's studies and evaluations; the methods by which ore will be extracted or processed; the Company's plans at Detour Lake underground, Upper Beaver Odyssey, Hope Bay and San Nicolás including the approval timing, funding, completion and commissioning thereof and the commencement of production therefrom; statements concerning the Company's "fill-the-mill" strategy at Canadian Malartic; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company's mine sites; the Company's plans and strategies with respect to sustainability initiatives; the sufficiency of the Company's cash resources; the Company's plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company's unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; the Company's estimate of the Meadowbank ARO liability; and anticipated trends with respect to the Company's operations, exploration and the funding thereof. Such statements reflect the Company's views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein, and in the Company's 2024 AIF and, when available, the 2025 AIF filed with Canadian securities regulators and the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the Company's plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company's current plans to address climate change and reduce greenhouse gas emissions are

successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites.

Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the 2024 AIF and, when available, the 2025 AIF, each filed, or to be filed, on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

SCIENTIFIC AND TECHNICAL INFORMATION

The scientific and technical information set out in this MD&A relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz,, P.Eng., Executive Vice-President & Chief Operating Officer – Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a "Qualified Person" for the purposes of NI 43-101.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian Security Administrators' (the "CSA") National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties were harmonized with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC's disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this MD&A are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility

or pre-feasibility studies, except in limited circumstances. **Investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is or will ever be economically or legally mineable.**

The mineral reserve and mineral resource data set out in this MD&A are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See "Mineral Reserves and Mineral Resources" in the 2024 AIF or, when available, the 2025 AIF for additional information.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

| | Three Months Ended | | | | |
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	Total 2025
Operating margin[(i)]:					
Revenues from mining operations	$2,468,248	$2,816,101	$3,059,529	$3,563,973	$11,907,851
Production costs	767,733	789,187	839,321	944,443	3,340,684
Total operating margin[(i)]	1,700,515	2,026,914	2,220,208	2,619,530	8,567,167
Impairment reversal	−	−	−	(229,000)	(229,000)
Amortization of property, plant and mine development	416,800	376,956	429,947	421,594	1,645,297
Exploration, corporate and other	89,144	33,339	214,693	109,783	446,959
Income before income and mining taxes	1,194,571	1,616,619	1,575,568	2,317,153	6,703,911
Income and mining taxes	379,840	547,908	520,610	794,092	2,242,450
Net income for the period	$ 814,731	$1,068,711	$1,054,958	$1,523,061	$ 4,461,461
Net income per share – basic	$ 1.62	$ 2.13	$ 2.10	$ 3.04	$ 8.89
Net income per share – diluted	$ 1.62	$ 2.12	$ 2.10	$ 3.04	$ 8.86
Cash flows:					
Cash provided by operating activities	$1,044,246	$1,845,488	$1,815,875	$2,111,504	$ 6,817,113
Realized prices:					
Gold (per ounce)	$ 2,891	$ 3,288	$ 3,476	$ 4,163	$ 3,454
Silver (per ounce)	$ 33.07	$ 35.72	$ 43.43	$ 60.65	$ 43.80
Payable production[(ii)]:					
Gold (ounces)					
LaRonde	91,491	91,252	81,522	80,290	344,555
Canadian Malartic	159,773	172,531	156,875	153,433	642,612
Goldex	30,016	33,118	29,375	32,992	125,501
Quebec	**281,280**	**296,901**	**267,772**	**266,715**	**1,112,668**
Detour Lake	152,838	168,272	176,539	195,026	692,675
Macassa	86,028	87,364	78,832	60,505	312,729
Ontario	**238,866**	**255,636**	**255,371**	**255,531**	**1,005,404**
Meliadine	98,512	90,263	93,836	93,735	376,346
Meadowbank	140,126	101,935	136,152	115,101	493,314
Nunavut	**238,638**	**192,198**	**229,988**	**208,836**	**869,660**
Fosterville	43,615	49,574	34,966	32,367	160,522
Australia	**43,615**	**49,574**	**34,966**	**32,367**	**160,522**
Kittila	54,104	50,357	57,954	54,964	217,379
Europe	**54,104**	**50,357**	**57,954**	**54,964**	**217,379**
Pinos Altos	17,291	21,363	20,885	22,195	81,734
Mexico	**17,291**	**21,363**	**20,885**	**22,195**	**81,734**
Total gold (ounces)	873,794	866,029	866,936	840,608	3,447,367
Silver (thousands of ounces)	602	611	630	658	2,501
Zinc (tonnes)	1,742	2,384	1,925	2,395	8,446
Copper (tonnes)	1,384	1,161	1,468	1,380	5,393

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended				
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	Total 2025
Payable metal sold[(iii)]:					
Gold (ounces)					
LaRonde	90,509	88,908	77,224	93,892	350,533
Canadian Malartic	144,663	150,830	157,228	146,832	599,553
Goldex	30,693	33,167	28,479	31,961	124,300
Quebec	**265,865**	**272,905**	**262,931**	**272,685**	**1,074,386**
Detour Lake	155,480	166,034	188,008	173,144	682,666
Macassa	81,000	79,145	81,330	58,445	299,920
Ontario	**236,480**	**245,179**	**269,338**	**231,589**	**982,586**
Meliadine	89,270	108,188	76,739	107,353	381,550
Meadowbank	140,350	102,224	136,974	116,205	495,753
Nunavut	**229,620**	**210,412**	**213,713**	**223,558**	**877,303**
Fosterville	38,000	46,500	41,300	31,229	157,029
Australia	**38,000**	**46,500**	**41,300**	**31,229**	**157,029**
Kittila	56,000	51,000	55,000	55,060	217,060
Europe	**56,000**	**51,000**	**55,000**	**55,060**	**217,060**
Pinos Altos	17,000	20,839	21,734	20,604	80,177
Mexico	**17,000**	**20,839**	**21,734**	**20,604**	**80,177**
Corporate and Other	–	–	**4,547**	**7,831**	**12,378**
Total gold (ounces)	**842,965**	**846,835**	**868,563**	**842,556**	**3,400,919**
Silver (thousands of ounces)	527	574	653	622	2,376
Zinc (tonnes)	1,812	2,391	1,977	2,619	8,799
Copper (tonnes)	1,398	1,162	1,438	1,339	5,337

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

| | Three Months Ended | | | | |
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	Total 2024
Operating margin[i]:					
Revenues from mining operations	$1,829,823	$2,076,621	$2,155,609	$2,223,700	$8,285,753
Production costs	783,585	771,984	783,653	746,858	3,086,080
Total operating margin[i]	1,046,238	1,304,637	1,371,956	1,476,842	5,199,673
Amortization of property, plant and mine development	357,225	378,389	390,245	388,217	1,514,076
Exploration, corporate and other	199,965	216,042	141,921	306,114	864,042
Income before income and mining taxes	489,048	710,206	839,790	782,511	2,821,555
Income and mining taxes	141,856	238,190	272,672	273,256	925,974
Net income for the period	$ 347,192	$ 472,016	$ 567,118	$ 509,255	$1,895,581
Net income per share – basic	$ 0.70	$ 0.95	$ 1.13	$ 1.02	$ 3.79
Net income per share – diluted	$ 0.70	$ 0.94	$ 1.13	$ 1.01	$ 3.78
Cash flows:					
Cash provided by operating activities	$ 783,175	$ 961,336	$1,084,532	$1,131,849	$3,960,892
Realized prices:					
Gold (per ounce)	$ 2,062	$ 2,342	$ 2,492	$ 2,660	$ 2,384
Silver (per ounce)	$ 23.80	$ 30.09	$ 30.69	$ 30.31	$ 28.85
Payable production[ii]:					
Gold (ounces)					
LaRonde	68,364	82,334	65,605	90,447	306,750
Canadian Malartic	186,906	180,871	141,392	146,485	655,654
Goldex	34,388	33,750	30,334	32,341	130,813
** Quebec**	**289,658**	**296,955**	**237,331**	**269,273**	**1,093,217**
Detour Lake	150,751	168,247	173,891	179,061	671,950
Macassa	68,259	64,062	70,727	76,336	279,384
** Ontario**	**219,010**	**232,309**	**244,618**	**255,397**	**951,334**
Meliadine	95,725	88,675	99,838	94,648	378,886
Meadowbank	127,774	126,419	133,502	117,024	504,719
** Nunavut**	**223,499**	**215,094**	**233,340**	**211,672**	**883,605**
Fosterville	56,569	65,963	65,532	37,139	225,203
** Australia**	**56,569**	**65,963**	**65,532**	**37,139**	**225,203**
Kittila	54,581	55,671	56,715	51,893	218,860
** Europe**	**54,581**	**55,671**	**56,715**	**51,893**	**218,860**
Pinos Altos	24,725	23,754	21,371	18,583	88,433
Creston Mascota	28	13	9	54	104
La India	10,582	6,079	4,529	3,390	24,580
** Mexico**	**35,335**	**29,846**	**25,909**	**22,027**	**113,117**
Total gold (ounces)	**878,652**	**895,838**	**863,445**	**847,401**	**3,485,336**
Silver (thousands of ounces)	615	628	602	640	2,485
Zinc (tonnes)	1,682	1,883	914	1,860	6,339
Copper (tonnes)	804	1,072	797	1,278	3,951

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended				
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	Total 2024
Payable metal sold[iii]:					
Gold (ounces)					
LaRonde	85,415	67,830	77,277	74,172	304,694
Canadian Malartic	159,548	176,651	139,694	148,753	624,646
Goldex	34,442	33,783	31,671	29,501	129,397
Quebec	**279,405**	**278,264**	**248,642**	**252,426**	**1,058,737**
Detour Lake	167,008	153,622	176,585	166,057	663,272
Macassa	67,500	65,340	65,000	80,624	278,464
Ontario	**234,508**	**218,962**	**241,585**	**246,681**	**941,736**
Meliadine	98,540	94,438	83,900	97,898	374,776
Meadowbank	121,110	131,003	126,010	114,497	492,620
Nunavut	**219,650**	**225,441**	**209,910**	**212,395**	**867,396**
Fosterville	58,000	62,049	67,198	41,900	229,147
Australia	**58,000**	**62,049**	**67,198**	**41,900**	**229,147**
Kittila	55,000	56,984	59,464	48,100	219,548
Europe	**55,000**	**56,984**	**59,464**	**48,100**	**219,548**
Pinos Altos	20,300	25,510	23,700	19,900	89,410
La India	12,200	7,020	5,400	3,500	28,120
Mexico	**32,500**	**32,530**	**29,100**	**23,400**	**117,530**
Total gold (ounces)	**879,063**	**874,230**	**855,899**	**824,902**	**3,434,094**
Silver (thousands of ounces)	604	637	573	669	2,483
Zinc (tonnes)	1,507	1,547	1,748	1,407	6,209
Copper (tonnes)	762	1,113	806	1,271	3,952

Notes:

(i) Operating margin (a non-GAAP measure) is calculated as revenues from mining operations less production costs. Details by minesite are disclosed in the "*Three Year Financial and Operating Summary*" below. For a discussion of the composition and usefulness of operating margin, see *"Non-GAAP Financial Performance Measures"*.

(ii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the year ended December 31, 2025, it excludes 4,539 payable gold ounces produced at La India and 323 payable gold ounces produced at Creston Mascota as well as 9,468 ounces of gold recovered at Hope Bay.

(iii) Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the year ended December 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2025	2024	2023
Revenues from mining operations			
LaRonde	$ 1,303,218	$ 770,314	$ 613,776
Canadian Malartic[(i)]	2,078,291	1,492,313	1,124,480
Goldex	460,907	321,346	272,801
Quebec	**3,842,416**	**2,583,973**	**2,011,057**
Detour Lake	2,360,769	1,582,974	1,262,839
Macassa	1,021,752	670,568	431,827
Ontario	**3,382,521**	**2,253,542**	**1,694,666**
Meliadine	1,328,761	890,243	697,431
Meadowbank	1,700,214	1,178,132	858,209
Nunavut	**3,028,975**	**2,068,375**	**1,555,640**
Fosterville	537,795	545,152	552,468
Australia	**537,795**	**545,152**	**552,468**
Kittila	748,635	523,550	448,719
Europe	**748,635**	**523,550**	**448,719**
Pinos Altos	323,322	245,997	212,876
La India	–	65,164	151,483
Mexico	**323,322**	**311,161**	**364,359**
Corporate and Other	**44,187**	**–**	**–**
Revenues from mining operations	11,907,851	8,285,753	6,626,909
Production costs	3,340,684	3,086,080	2,933,263
Operating margin[(ii)]	8,567,167	5,199,673	3,693,646
Impairment (reversal) loss	(229,000)	–	787,000
Amortization of property, plant and mine development	1,645,297	1,514,076	1,491,771
Revaluation gain	–	–	(1,543,414)
Exploration, corporate and other	446,959	864,042	599,220
Income before income and mining taxes	6,703,911	2,821,555	2,359,069
Income and mining taxes	2,242,450	925,974	417,762
Net income for the year	$ 4,461,461	$ 1,895,581	$ 1,941,307
Net income per share – basic	$ 8.89	$ 3.79	$ 3.97
Net income per share – diluted	$ 8.86	$ 3.78	$ 3.95
Cash provided by operating activities	$ 6,817,113	$ 3,960,892	$ 2,601,562
Cash used in investing activities	$ (2,598,295)	$ (2,007,114)	$ (2,760,783)
Cash used in financing activities	$ (2,287,143)	$ (1,356,331)	$ (163,958)
Dividends declared per share	$ 1.60	$ 1.60	$ 1.60
Capital expenditures per Consolidated Statements of Cash Flows	$ 2,418,200	$ 1,817,949	$ 1,654,129
Realized price per ounce of gold	$ 3,454	$ 2,384	$ 1,946
Realized price per ounce of silver	$ 43.80	$ 28.85	$ 23.72
Weighted average number of common shares outstanding – basic (thousands)	501,993	499,904	488,723
Total assets	$34,471,291	$29,987,018	$28,684,949
Long-term debt	$ 196,271	$ 1,052,956	$ 1,743,086
Shareholders' equity	$24,742,464	$20,832,900	$19,422,915

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

		2025		2024		2023
LaRonde						
Revenues from mining operations	$	1,303,218	$	770,314	$	613,776
Production costs		360,025		319,495		299,644
Operating margin[(ii)]	$	943,193	$	450,819	$	314,132
Amortization of property, plant and mine development		145,080		137,119		114,349
Tonnes of ore milled		2,804,903		2,849,391		2,658,396
Gold – grams per tonne		4.08		3.62		3.83
Gold production – ounces		344,555		306,750		306,648
Silver production – thousands of ounces		671		589		588
Zinc production – tonnes		8,446		6,339		7,702
Copper production – tonnes		2,431		2,290		2,578
Production costs per ounce ($ per ounce basis)	$	1,045	$	1,042	$	977
Total cash costs per ounce – co-product basis[(iii)]	$	1,072	$	1,132	$	1,088
Impact of by-product metals		(243)		(187)		(177)
Total cash costs per ounce – by-product basis[(iii)]	$	829	$	945	$	911
Production costs per tonne	C$	179	C$	153	C$	152
Minesite costs per tonne[(iv)]	C$	166	C$	154	C$	153
Canadian Malartic[(iv)]						
Revenues from mining operations	$	2,078,291	$	1,492,313	$	1,124,480
Production costs		488,160		532,037		465,814
Operating margin[(ii)]	$	1,590,131	$	960,276	$	658,666
Amortization of property, plant and mine development		395,663		348,866		340,737
Tonnes of ore milled		20,122,738		20,317,261		17,332,886
Gold – grams per tonne		1.08		1.09		1.17
Gold production – ounces		642,612		655,654		603,955
Silver production – thousands of ounces		337		306		311
Production costs per ounce ($ per ounce basis)	$	760	$	811	$	771
Total cash costs per ounce – co-product basis[(iii)]	$	969	$	943	$	835
Impact of by-product metals		(23)		(13)		(11)
Total cash costs per ounce – by-product basis[(iii)]	$	946	$	930	$	824
Production costs per tonne	C$	34	C$	36	C$	36
Minesite costs per tonne[(iv)]	C$	43	C$	41	C$	39

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2025	2024	2023
Goldex			
Revenues from mining operations	$ 460,907	$ 321,346	$ 272,801
Production costs	148,952	129,977	112,022
Operating margin(ii)	$ 311,955	$ 191,369	$ 160,779
Amortization of property, plant and mine development	53,722	43,562	39,069
Tonnes of ore milled	3,300,912	3,075,697	2,886,927
Gold – grams per tonne	1.40	1.55	1.74
Gold production – ounces	125,501	130,813	140,983
Silver production – thousands of ounces	3	3	2
Copper production – tonnes	2,962	1,661	39
Production costs per ounce ($ per ounce basis)	$ 1,187	$ 994	$ 795
Total cash costs per ounce – co-product basis(iii)	$ 1,243	$ 1,041	$ 822
Impact of by-product metals	(241)	(118)	(2)
Total cash costs per ounce – by-product basis(iii)	$ 1,002	$ 923	$ 820
Production costs per tonne	C$ 63	C$ 58	C$ 52
Minesite costs per tonne(iv)	C$ 64	C$ 59	C$ 53
Meliadine			
Revenues from mining operations	$1,328,761	$ 890,243	$ 697,431
Production costs	402,385	350,280	343,650
Operating margin(ii)	$ 926,376	$ 539,963	$ 353,781
Amortization of property, plant and mine development	263,954	202,834	182,530
Tonnes of ore milled	2,351,003	1,966,236	1,918,143
Gold – grams per tonne	5.14	6.22	6.11
Gold production – ounces	376,346	378,886	364,141
Silver production – thousands of ounces	26	34	27
Production costs per ounce ($ per ounce basis)	$ 1,069	$ 924	$ 944
Total cash costs per ounce – co-product basis(iii)	$ 1,070	$ 942	$ 981
Impact of by-product metals	(3)	(2)	(1)
Total cash costs per ounce – by-product basis(iii)	$ 1,067	$ 940	$ 980
Production costs per tonne	C$ 238	C$ 243	C$ 241
Minesite costs per tonne(iv)	C$ 237	C$ 247	C$ 249

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2025	2024	2023
Meadowbank			
Revenues from mining operations	$1,700,214	$1,178,132	$ 858,209
Production costs	552,470	463,464	524,008
Operating margin[(ii)]	$1,147,744	$ 714,668	$ 334,201
Amortization of property, plant and mine development	176,675	148,414	192,509
Tonnes of ore milled	3,940,952	4,142,766	3,842,649
Gold – grams per tonne	4.29	4.18	3.86
Gold production – ounces	493,314	504,719	431,666
Silver production – thousands of ounces	160	142	125
Production costs per ounce ($ per ounce basis)	$ 1,120	$ 918	$ 1,214
Total cash costs per ounce – co-product basis[(iii)]	$ 1,122	$ 946	$ 1,183
Impact of by-product metals	(12)	(8)	(7)
Total cash costs per ounce – by-product basis[(iii)]	$ 1,110	$ 938	$ 1,176
Production costs per tonne	C$ 195	C$ 153	C$ 183
Minesite costs per tonne[(iv)]	C$ 194	C$ 156	C$ 179
Kittila			
Revenues from mining operations	$ 748,635	$ 523,550	$ 448,719
Production costs	236,238	227,334	205,857
Operating margin[(ii)]	$ 512,397	$ 296,216	$ 242,862
Amortization of property, plant and mine development	121,163	117,679	102,686
Tonnes of ore milled	2,105,463	2,026,251	1,954,215
Gold – grams per tonne	3.91	4.11	4.48
Gold production – ounces	217,379	218,860	234,402
Silver production – thousands of ounces	19	17	15
Production costs per ounce ($ per ounce basis)	$ 1,087	$ 1,039	$ 878
Total cash costs per ounce – co-product basis[(iii)]	$ 1,084	$ 1,033	$ 872
Impact of by-product metals	(3)	(2)	(1)
Total cash costs per ounce – by-product basis[(iii)]	$ 1,081	$ 1,031	$ 871
Production costs per tonne	€ 99	€ 103	€ 98
Minesite costs per tonne[(iv)]	€ 100	€ 103	€ 99

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

	2025	2024	2023
Detour Lake			
Revenues from mining operations	$ 2,360,769	$ 1,582,974	$ 1,262,839
Production costs	565,439	497,079	453,498
Operating margin(ii)	$ 1,795,330	$ 1,085,895	$ 809,341
Amortization of property, plant and mine development	225,463	185,972	161,819
Tonnes of ore milled	27,868,634	27,462,385	25,434,854
Gold – grams per tonne	0.86	0.85	0.91
Gold production – ounces	692,675	671,950	677,446
Silver production – thousands of ounces	156	107	79
Production costs per ounce ($ per ounce basis)	$ 816	$ 740	$ 669
Total cash costs per ounce – co-product basis(iii)	$ 887	$ 801	$ 738
Impact of by-product metals	(8)	(5)	(3)
Total cash costs per ounce – by-product basis(iii)	$ 879	$ 796	$ 735
Production costs per tonne	C$ 28	C$ 25	C$ 24
Minesite costs per tonne(iv)	C$ 30	C$ 26	C$ 26
Macassa			
Revenues from mining operations	$ 1,021,752	$ 670,568	$ 431,827
Production costs	221,718	201,371	155,046
Operating margin(ii)	$ 800,034	$ 469,197	$ 276,781
Amortization of property, plant and mine development	123,699	169,272	155,944
Tonnes of ore milled	573,036	573,702	441,588
Gold – grams per tonne	17.42	15.55	16.47
Gold production – ounces	312,729	279,384	228,535
Silver production – thousands of ounces	97	38	21
Production costs per ounce ($ per ounce basis)	$ 709	$ 721	$ 678
Total cash costs per ounce – co-product basis(iii)	$ 799	$ 752	$ 733
Impact of by-product metals	(6)	(4)	(2)
Total cash costs per ounce – by-product basis(iii)	$ 793	$ 748	$ 731
Production costs per tonne	C$ 540	C$ 482	C$ 475
Minesite costs per tonne(iv)	C$ 604	C$ 498	C$ 503

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY
(thousands of United States dollars, except where noted)

	2025	2024	2023
Fosterville			
Revenues from mining operations	$ 537,795	$ 545,152	$ 552,468
Production costs	146,382	147,045	131,298
Operating margin[(ii)]	$ 391,413	$ 398,107	$ 421,170
Amortization of property, plant and mine development	80,250	92,424	88,044
Tonnes of ore milled	725,726	809,475	650,666
Gold – grams per tonne	7.20	8.96	13.61
Gold production – ounces	160,522	225,203	277,694
Silver production – thousands of ounces	18	17	20
Production costs per ounce ($ per ounce basis)	$ 912	$ 653	$ 473
Total cash costs per ounce – co-product basis[(iii)]	$ 941	$ 650	$ 489
Impact of by-product metals	(4)	(3)	(1)
Total cash costs per ounce – by-product basis[(iii)]	$ 937	$ 647	$ 488
Production costs per tonne	A$ 310	A$ 277	A$ 304
Minesite costs per tonne[(iv)]	A$ 320	A$ 276	A$ 301
Pinos Altos			
Revenues from mining operations	$ 323,322	$ 245,997	$ 212,876
Production costs	205,808	168,231	145,936
Operating margin[(ii)]	$ 117,514	$ 77,766	$ 66,940
Amortization of property, plant and mine development	43,849	45,943	63,125
Tonnes of ore processed	1,719,782	1,707,216	1,656,466
Gold – grams per tonne processed at the mill	1.55	1.69	1.92
Gold production – ounces	81,734	88,433	97,642
Silver production – thousands of ounces	1,013	1,198	1,153
Production costs per ounce ($ per ounce basis)	$ 2,518	$ 1,902	$ 1,495
Total cash costs per ounce – co-product basis[(iii)]	$ 2,593	$ 1,925	$ 1,509
Impact of by-product metals	(587)	(395)	(280)
Total cash costs per ounce – by-product basis[(iii)]	$ 2,006	$ 1,530	$ 1,229
Production costs per tonne	$ 120	$ 99	$ 88
Minesite costs per tonne[(iv)]	$ 122	$ 99	$ 88

AGNICO EAGLE MINES LIMITED
THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2025	2024	2023
Corporate and Other(v)			
Revenues from mining operations	$44,187	$65,164	$ 151,483
Production costs	13,107	49,767	96,490
Operating margin(ii)	$31,080	$15,397	$ 54,993
Amortization of property, plant and mine development	7,833	8,590	37,140
Tonnes of ore processed	–	–	3,009,922
Gold – grams per tonne	–	–	0.87
Gold production – ounces(vi)	4,862	24,684	76,542
Silver production – thousands of ounces	1	34	67
Production costs per ounce ($ per ounce basis)	$ 1,045	$ 2,025	$ 1,271
Total cash costs per ounce – co-product basis(iii)	$ –	$ 1,987	$ 1,261
Impact of by-product metals	–	(42)	(20)
Total cash costs per ounce – by-product basis(iii)	$ –	$ 1,945	$ 1,241
Production costs per tonne	$ –	$ –	$ 32
Minesite costs per tonne(iv)(vii)	$ –	$ –	$ 32

Notes:

(i) The information set out in this table for the year ended December 31, 2023 reflects the Company's 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii) Operating margin is calculated as revenues from mining operations less production costs. Operating margin is not a recognized measure under IFRS Accounting Standards and may not be comparable to data reported by other gold producers. Refer to "*Non-GAAP Financial Performance Measures – Operating Margin*" in this MD&A for additional details.

(iii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. Refer to "*Non-GAAP Financial Performance Measures*" and "*Non-GAAP Financial Performance Measures – Total Cash Costs Per Ounce and Minesite Costs per Tonne*" in this MD&A for additional details.

(iv) Minesite costs per tonne is not a recognized measure under IFRS Accounting Standards and this data may not be comparable to data reported by other gold producers. Refer to "*Non-GAAP Financial Performance Measures*" and "*Non-GAAP Financial Performance Measures – Total Cash Costs Per Ounce and Minesite Costs per Tonne*" in this MD&A for additional details.

(v) Corporate and Other sets out data on production and cost for the Company's non-operating minesites, including for La India (for 2025), Creston Mascota (for 2023, 2024 and 2025) and Hope Bay (for 2025).

(vi) Gold production for the year ended December 31, 2025 excludes 9,468 ounces of gold recovered at Hope Bay.

(vii) Cost data per tonne for the year ended December 31, 2024 exclude approximately $49.8 million of production costs incurred at La India during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

Annual Audited Consolidated Financial Statements

(Prepared in accordance with International
Financial Reporting Standards)



AGNICO EAGLE

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada
February 12, 2026

By /s/ AMMAR AL-JOUNDI
_____

Ammar Al-Joundi
President and Chief Executive Officer

By /s/ JAMIE PORTER
_____

Jamie Porter
*Executive Vice-President, Finance and
Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the "Company") as of December 31, 2025, and 2024, the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment assessment for Goodwill

Description of the Matter	At December 31, 2025, the carrying value of goodwill was $4,157.7 million. As required by IAS 36 *Impairment of Assets*, an entity assesses at least annually, or at any time if an indicator of impairment exists, whether there has been an impairment loss in the carrying value. As part of an impairment test, the Company calculates the estimated recoverable value of its CGU or group of CGUs, requiring management to make assumptions that can be complex, subjective and require the input of specialists with respect to discount rate, future gold price, production levels, future operating and capital costs, and net asset value ("NAV") multiple. The Company discloses these judgements, estimates and assumptions in respect of impairment in Note 4 to the consolidated financial statements and the results of their analysis in Note 24.

This matter was identified as a critical audit matter due to the subjectivity, involvement of specialists and management judgement associated to the assumptions used in determining the recoverable amount for certain CGUs.

How We Addressed the Matter in Our Audit	Our procedures included obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls over the Company's impairment process. Our procedures also included, among other things, involving valuation specialists to evaluate the discount rate against current industry and economic trends, comparing future gold prices against market data including a range of analyst forecasts, comparing NAV multiples, where applicable, to the market information including analyst estimates, considering the characteristics of the assets, and performing sensitivity analyses over certain assumptions to assess the impact on the recoverable amounts. We tested the completeness, accuracy, and relevance of underlying data used in the Company's models.

We involve our mining specialists in assisting in evaluating the methods and assumptions used by management's specialist to estimate production levels. We also involve our mining specialist in evaluating the methods and assumptions employed by management's specialist to develop operating and capital cost inputs that form the basis of the cash flow estimates.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 1983.

Toronto, Canada
February 12, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Agnico Eagle Mines Limited (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes and our report dated February 12, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 12, 2026

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

	As at December 31, 2025	As at December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents (Note 20)	$ 2,866,053	$ 926,431
Inventories (Note 7)	1,698,830	1,510,716
Income taxes recoverable	9,435	26,432
Fair value of derivative financial instruments (Notes 6 and 21)	34,428	1,348
Other current assets (Note 8A)	385,196	340,354
Total current assets	4,993,942	2,805,281
Non-current assets:		
Goodwill (Notes 23 and 24)	4,157,672	4,157,672
Property, plant and mine development (Note 9)	22,850,540	21,466,499
Investments (Notes 6 and 10)	1,508,252	612,889
Deferred income and mining tax asset (Note 25)	17,821	29,198
Other assets (Note 8B)	943,064	915,479
Total assets	$34,471,291	$29,987,018
LIABILITIES		
Current liabilities:		
Accounts payable and accrued liabilities (Note 11)	$ 1,033,444	$ 823,412
Share based liabilities (Note 17)	31,722	27,290
Income taxes payable	1,226,347	372,197
Current portion of long-term debt (Note 14)	–	90,000
Reclamation provision (Note 12)	144,537	58,579
Lease obligations (Note 13)	30,480	40,305
Fair value of derivative financial instruments (Notes 6 and 21)	5,676	100,182
Total current liabilities	2,472,206	1,511,965
Non-current liabilities:		
Long-term debt (Note 14)	196,271	1,052,956
Reclamation provision (Note 12)	1,318,476	1,026,628
Lease obligations (Note 13)	94,719	98,921
Share based liabilities (Note 17)	23,921	12,505
Deferred income and mining tax liabilities (Note 25)	5,373,013	5,162,249
Other liabilities (Note 15)	250,221	288,894
Total liabilities	9,728,827	9,154,118
EQUITY		
Common shares (Note 16):		
Outstanding – 500,768,400 common shares issued, less 721,800 shares held in trust	18,699,862	18,675,660
Stock options (Notes 16 and 17)	166,775	172,145
Retained earnings	5,463,906	2,026,242
Other reserves (Note 18)	411,921	(41,147)
Total equity	24,742,464	20,832,900
Total liabilities and equity	$34,471,291	$29,987,018
Commitments and contingencies (Note 27)		

On behalf of the Board:

Ammar Al-Joundi, Director

Jeffrey Parr, Director

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

	Year Ended December 31,	
	2025	**2024**
REVENUES		
Revenues from mining operations (Note 19)	$11,907,851	$ 8,285,753
COSTS, INCOME AND EXPENSES		
Production[(i)]	3,340,684	3,086,080
Exploration and corporate development	206,684	219,610
Amortization of property, plant and mine development (Note 9)	1,645,297	1,514,076
General and administrative	235,947	207,450
Finance costs (Note 14)	91,145	126,738
(Gain) loss on derivative financial instruments (Note 21)	(223,960)	155,819
Impairment reversal (Note 24)	(229,000)	–
Foreign currency translation (gain) loss	(25,654)	9,383
Care and maintenance	69,802	60,574
Other income and expenses (Note 22)	92,995	84,468
Income before income and mining taxes	6,703,911	2,821,555
Income and mining taxes expense (Note 25)	2,242,450	925,974
Net income for the year	$ 4,461,461	$ 1,895,581
Net income per share – basic (Note 16)	$ 8.89	$ 3.79
Net income per share – diluted (Note 16)	$ 8.86	$ 3.78
Cash dividends declared per common share	$ 1.60	$ 1.60

Note:

(i)   Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands of United States dollars)

	Year Ended December 31,	
	2025	2024
Net income for the year	$4,461,461	$1,895,581
Other comprehensive income:		
Items that may be subsequently reclassified to net income:		
Derivative financial instruments (Note 18):		
Reclassified from the cash flow hedge reserve to net income	1,176	1,176
	1,176	1,176
Items that will not be subsequently reclassified to net income:		
Pension benefit obligations:		
Remeasurement loss on pension benefit obligations	(2,704)	(2,254)
Income tax impact	43	46
Equity securities (Note 18):		
Net change in fair value of equity securities	790,066	56,944
Income tax impact	(110,975)	–
	676,430	54,736
Other comprehensive income for the year	677,606	55,912
Comprehensive income for the year	$5,139,067	$1,951,493

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY

(thousands of United States dollars, except share and per share amounts)

	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount					
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$ 22,074	$ 963,172	$ (98,955)	$19,422,915
Net income	–	–	–	–	1,895,581	–	1,895,581
Other comprehensive (loss) income	–	–	–	–	(2,208)	58,120	55,912
Total comprehensive income	–	–	–	–	1,893,373	58,120	1,951,493
Transfer of gain on disposal of equity securities to retained earnings (Note 10)	–	–	–	–	312	(312)	–
Transactions with owners:							
Shares issued under employee stock option plan (Notes 16 and 17A)	3,402,181	237,979	(39,447)	–	–	–	198,532
Stock options (Notes 16 and 17A)	–	–	9,837	–	–	–	9,837
Shares issued under incentive share purchase plan (Note 17B)	801,645	55,467	–	–	–	–	55,467
Shares issued under dividend reinvestment plan	2,015,963	126,089	–	–	–	–	126,089
Normal Course Issuer Bid ("NCIB") (Note 16)	(1,749,086)	(64,898)	–	(22,074)	(32,915)	–	(119,887)
Dividends declared ($1.60 per share)	–	–	–	–	(797,700)	–	(797,700)
Restricted Share Unit plan ("RSU"), Performance Share Unit plan ("PSU") and Long Term Incentive Plan ("LTIP") (Notes 16 and 17C, D)	(40,639)	(13,846)	–	–	–	–	(13,846)
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$ –	$2,026,242	$ (41,147)	$20,832,900
Net income	–	–	–	–	4,461,461	–	4,461,461
Other comprehensive (loss) income	–	–	–	–	(2,661)	680,267	677,606
Total comprehensive income	–	–	–	–	4,458,800	680,267	5,139,067
Transfer of gain on disposal of equity securities to retained earnings, net of tax (Note 10)	–	–	–	–	227,199	(227,199)	–
Transactions with owners:							
Shares issued under employee stock option plan (Notes 16 and 17A)	1,366,407	91,194	(15,445)	–	–	–	75,749
Stock options (Notes 16 and 17A)	–	–	10,075	–	–	–	10,075
Shares issued under incentive share purchase plan (Note 17B)	466,302	63,501	–	–	–	–	63,501
Shares issued under dividend reinvestment plan	609,505	74,840	–	–	–	–	74,840
NCIB (Note 16)	(4,114,150)	(161,648)	–	–	(445,451)	–	(607,099)
Dividends declared ($1.60 per share)	–	–	–	–	(802,884)	–	(802,884)
RSU, PSU and LTIP (Notes 16 and 17C, D)	(10,969)	(43,685)	–	–	–	–	(43,685)
Balance at December 31, 2025	500,046,600	$18,699,862	$166,775	$ –	$5,463,906	$ 411,921	$24,742,464

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net income for the year	$ 4,461,461	$ 1,895,581
Add (deduct) adjusting items:		
Amortization of property, plant and mine development (Note 9)	1,645,297	1,514,076
Deferred income and mining taxes (Note 25)	162,158	213,845
Unrealized (gain) loss on currency and commodity derivatives (Note 21)	(127,585)	142,396
Unrealized gain on warrants (Note 21)	(111,203)	(20,383)
Stock-based compensation (Note 17)	97,545	77,404
Impairment reversal (Note 24)	(229,000)	–
Foreign currency translation (gain) loss	(25,654)	9,383
Other	139,797	48,566
Changes in non-cash working capital balances:		
Income taxes	886,371	259,327
Inventories	(160,744)	(208,300)
Other current assets	(43,969)	1,166
Accounts payable and accrued liabilities	122,639	27,831
Cash provided by operating activities	6,817,113	3,960,892
INVESTING ACTIVITIES		
Additions to property, plant and mine development (Note 9)	(2,418,200)	(1,817,949)
Purchase of O3 Mining, net of cash and cash equivalents acquired (Note 5)	(121,960)	–
Contributions for acquisition of mineral assets	(14,972)	(16,296)
Purchase of equity securities and other investments	(447,494)	(183,021)
Proceeds from sale of equity securities and other investments	402,720	–
Other investing activities	1,611	10,152
Cash used in investing activities	(2,598,295)	(2,007,114)
FINANCING ACTIVITIES		
Proceeds from Credit Facility (Note 14)	–	600,000
Repayment of Credit Facility (Note 14)	–	(600,000)
Repayment of Term Loan Facility (Note 14)	–	(600,000)
Repayment of Senior Notes (Note 14)	(950,000)	(100,000)
Debt financing and extinguishment costs (Note 14)	(8,245)	(3,544)
Repayment of lease obligations	(36,043)	(47,319)
Dividends paid	(728,077)	(671,655)
Repurchase of common shares (Notes 16 and 17)	(682,890)	(169,357)
Proceeds from exercise of stock options (Note 17A)	75,749	198,532
Common shares issued (Note 16)	42,363	37,012
Cash used in financing activities	(2,287,143)	(1,356,331)
Effect of exchange rate changes on cash and cash equivalents	7,947	(9,664)
Net increase in cash and cash equivalents during the year	1,939,622	587,783
Cash and cash equivalents, beginning of year	926,431	338,648
Cash and cash equivalents, end of year	$ 2,866,053	$ 926,431
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ 46,875	$ 103,692
Income and mining taxes paid	$ 1,177,927	$ 474,028

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

1. CORPORATE INFORMATION

Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Agnico Eagle sells its gold production into the world market.

2. BASIS OF PREPARATION

Unless otherwise stated, references to "LaRonde", "Canadian Malartic", "Meadowbank" and "Goldex" are to the Company's operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine ("LZ5"). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (the "Akasaba West mine"). References to other operations are to the relevant mines, projects or properties, as applicable.

Statement of Compliance

The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on February 12, 2026.

Basis of Consolidation

These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control and is classified as either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of joint operations from the date that joint control commenced. The Company accounts for its interest in Minas de San Nicolas, S.A.P.I. de C.V. ("MSN"), the entity which holds the San Nicolas copper-zinc project, as a joint operation. Under the joint venture shareholders agreement that governs the project, a wholly-owned Mexican subsidiary of Agnico must subscribe for a 50% interest in MSN for $580.0 million. This amount will be contributed as study and development costs are incurred by MSN,

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

2. BASIS OF PREPARATION (Continued)

though for governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default.

3. MATERIAL ACCOUNTING POLICIES

A) *Foreign Currency Translation*

The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances.

At the end of each reporting period, the Company translates foreign currency balances as follows:

- monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

- non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

- revenue and expense items are translated using the average exchange rate during the period.

B) *Cash and Cash Equivalents*

The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in what it believes are high quality securities issued by government agencies, financial institutions and major corporations and attempts to limit the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

C) *Inventories*

Inventories consist of ore stockpiles, concentrates, doré bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

The current portion of ore stockpiles, ore on leach pads and inventories is determined based on the amounts expected to be processed within the next 12 months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next 12 months are classified as long-term.

NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management's best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

D) Financial Instruments

The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, trade receivables, loans receivable, equity securities, share purchase warrants, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. Financial instruments are recorded at fair value and classified at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit or loss ("FVPL"). Subsequent to initial recognition, cash and cash equivalents, loans receivable, accounts payable and accrued liabilities and long-term debt are measured at amortized cost using the effective interest method. Other financial instruments are recorded at fair value subsequent to initial recognition.

Equity Securities

The Company's equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at FVOCI where changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The realized gain or loss is reclassified from other comprehensive income to retained earnings when the asset is derecognized. The election is made on an investment-by-investment basis.

Derivative Instruments

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, diesel fuel, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and they are classified based on contractual maturity. Derivative instruments are recorded at fair value at the balance sheet date, with changes in fair value recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income (FVPL).

The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the consolidated balance sheets.

E) Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis in the fourth quarter of each year. In addition, the Company assesses for indicators of impairment at each reporting period-end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

F) *Mining Properties, Plant and Equipment and Mine Development Costs*

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project and incremental overhead costs that can be directly attributable to the project.

Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category within property, plant and mine development. The estimated fair value attributed to certain mineral resources at the time of the acquisition is not subject to depreciation until the resources are considered in use, which is the point at which they are incorporated into the current life of mine ("LOM") plan.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. Amortization does not cease when an asset becomes idle or is retired from active use unless the asset is fully amortized; however, under the units-of-production method of amortization, the amortization charge can be zero when there is no production. The amortization method applied to an asset is reviewed at least annually.

Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2025 range from an estimated 3 to 27 years.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

The following table sets out the useful lives of certain assets:

	Useful Life
Buildings	5 to 27 years
Leasehold Improvements	15 years
Software and IT Equipment	1 to 10 years
Furniture and Office Equipment	3 to 5 years
Machinery and Equipment	1 to 27 years

Mine Development Costs

Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

• It is probable that the future economic benefit (*e.g.*, improved access to the ore body) associated with the stripping activity will flow to the Company;

• The Company can identify the component of the ore body for which access has been improved; and

• The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

G) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

- The contract involves the use of an explicitly or implicitly identified asset;

- The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term; and

- The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease obligation at the commencement date of the lease (*e.g.* the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the initial amount of lease obligations recognized, initial direct costs incurred and lease payments made at, or before, the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease obligations measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification such as a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease obligations in the lease obligations line item on the consolidated balance sheets.

The Company has elected not to recognize right-of-use assets and lease obligations for leases that have a lease term of 12 months or less and do not contain a purchase option, for leases related to low value assets, or for leases with variable lease payments. Payments on short-term leases, leases of low value assets and leases with variable payment amounts are recognized as an expense in the consolidated statements of income.

H) Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

- completion of a reasonable period of testing mine plant and equipment;

- ability to produce minerals in saleable form (within specifications); and

- ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

I) Impairment and Impairment Reversal of Long-lived Assets

At the end of each reporting period, the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated to the remaining long-lived assets of the CGU based on their carrying amounts. Impairment losses are recorded in the consolidated statements of income in the period in which they occur.

Impairment charges on long-lived assets, excluding goodwill, are reversed when updated estimates or significant changes in assumptions indicate that the CGU's recoverable amount has increased since the impairment was recognized. If an indicator of impairment reversal has been identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A reversal is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

J) Reclamation Provisions

Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows, inflation expectations and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

K) *Stock-based Compensation*

The Company offers stock-based compensation awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan ("ESOP")

The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable

3. MATERIAL ACCOUNTING POLICIES (Continued)

vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Restricted Share Unit ("RSU") Plan

The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until the RSU has vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Performance Share Unit ("PSU") Plan

The PSU plan is open to senior executives of the Company. PSUs are subject to vesting requirements based on specific performance measurements by the Company. PSUs awarded to eligible executives are settled in cash. They are measured at fair value at the grant date. The fair value of the estimated number of PSUs awarded that are expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount recorded to share-based liabilities until the liability is settled through a cash payment. At each reporting date and on settlement, the share-based liability is remeasured, with any changes in fair value recorded as compensation expense.

L) Revenue from Contracts with Customers

Gold and Silver

The Company sells gold and silver to customers in the form of bullion and doré bars.

The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer's metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of, the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Under certain contracts with customers, the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of, the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

Generally, all of the gold and silver in the form of doré bars recovered in the Company's milling process is sold in the period in which it is produced.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

3. MATERIAL ACCOUNTING POLICIES (Continued)

Metal Concentrates

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of, the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver doré bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

M) *Exploration and Evaluation Expenditures*

Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit, the costs are capitalized in the property, plant and mine development line item in the consolidated balance sheets.

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

N) *Income Taxes*

Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates

3. MATERIAL ACCOUNTING POLICIES (Continued)

and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized in the following circumstances:

- where a deferred tax liability arises from the initial recognition of goodwill;

- where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and

- for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

New Accounting Standards Issued But Not Yet Adopted

In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in the Financial Statements* ("IFRS 18") replacing IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company continues to assess the impact of the standard on its consolidated financial statements.

In May 2024, the IASB issued *Amendments to the Classification and Measurement of Financial Instruments* ("IFRS 9" and "IFRS 7"). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at FVOCI. These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company expects that the additional disclosure requirements under the IFRS 7 amendments will be applicable and continues to assess the impact, if any, of the IFRS 9 amendments on its consolidated financial statements.

4. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

4. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

or impairment reversal exist. The Company considers both external and internal sources of information for indications of potential impairment or impairment reversal. When completing an impairment or impairment reversal test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, future operating and capital costs, long-term commodity prices, future foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and selection of an appropriate NAV multiple. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income.

Mineral Reserve and Mineral Resource Estimates and Life of Mine Plans

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company's mining properties. The estimates are based on information compiled by "qualified persons" as defined under the Canadian Securities Administrators' National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"). An analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates. Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our life of mine plans, which are used for several important business and accounting purposes, including:

- The carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

- Amortization charges in the consolidated statements of income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;

- Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;

- The classification of the Company's stockpiles as current or non-current may be affected due to changes in the nature and size of the ore body and changes in life of mine plans;

- Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and

- Estimated production levels and future operating and capital costs are derived from the life of mine plans based on Mineral Reserve and Mineral Resource estimates, and these estimates form key inputs in determining recoverable amounts for CGUs in impairment tests of goodwill and other non-current assets

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

4. SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision at each reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company's estimates, the ability to realize any deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

5. ACQUISITION

Acquisition of O3 Mining Inc.

On December 12, 2024, the Company entered into a definitive support agreement with O3 Mining Inc. ("O3 Mining"), pursuant to which the Company agreed to offer to acquire, directly or indirectly, by way of take-over bid all of the outstanding common shares of O3 Mining at C$1.67 per share in cash (the "O3 Offer"). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company's wholly-owned subsidiaries amalgamated under the *Business Corporations Act* (Ontario) which resulted in the Company owning 100% of the O3 Shares.

The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.5 million were capitalized to the mining properties acquired separately from the purchase price allocation set out below. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

Cash paid for acquisition	$138,272
Total purchase price to allocate	$138,272

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

5. ACQUISITION (Continued)

In an asset acquisition, the purchase consideration is allocated to the assets acquired and liabilities assumed based on their relative fair values. The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed.

Cash and cash equivalents	$ 16,312
Other current assets	1,213
Property, plant and mine development	123,810
Investments	11,597
Accounts payable, accruals and other liabilities	(8,767)
Long-term debt	(4,760)
Lease obligations	(1,069)
Other liabilities	(64)
Total assets acquired, net of liabilities assumed	**$138,272**

6. FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

> Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

> Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

6. FAIR VALUE MEASUREMENT (Continued)

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2025 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Trade receivables (Notes 8A and 19)	$ –	$ 18,690	$ –	$ 18,690
Equity securities (FVOCI) (Note 10)	1,348,545	74,954	–	1,423,499
Share purchase warrants (FVPL) (Note 10)	–	84,753	–	84,753
Fair value of derivative financial instruments (Note 21)	–	34,428	–	34,428
Total financial assets	$1,348,545	$212,825	$ –	$1,561,370
Financial liabilities:				
Fair value of derivative financial instruments (Note 21)	–	5,676	–	5,676
Total financial liabilities	$ –	$ 5,676	$ –	$ 5,676

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2024 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Trade receivables (Notes 8A and 19)	$ –	$ 7,646	$ –	$ 7,646
Equity securities (FVOCI) (Note 10)	526,726	32,439	–	559,165
Share purchase warrants (FVPL) (Note 10)	–	53,724	–	53,724
Fair value of derivative financial instruments (Note 21)	–	1,348	–	1,348
Total financial assets	$526,726	$ 95,157	$ –	$621,883
Financial liabilities:				
Fair value of derivative financial instruments (Note 21)	–	100,182	–	100,182
Total financial liabilities	–	$100,182	–	$100,182

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy) (Notes 8A and 19).

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

6. FAIR VALUE MEASUREMENT (Continued)

Equity securities

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy) (Note 10).

Derivative Financial Instruments and Warrants

The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and are presented as part of investments on the consolidated balance sheets. Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs (Notes 10 and 21).

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

Long-term debt is recorded on the consolidated balance sheets at December 31, 2025 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2025, the Company's long-term debt had a fair value of $179.7 million (2024 – $1,097.3 million) (Note 14).

The committed subscription proceeds for the San Nicolás project are recorded on the consolidated balance sheets at December 31, 2025 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders' agreement between Agnico Eagle and Teck at a discount rate that reflects the Company's credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at December 31, 2025 is not material (Note 15).

Non-current loans receivable and other receivables are included in the other assets line item on the consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at December 31, 2025 (Note 8B).

7. INVENTORIES

	As at December 31, 2025	As at December 31, 2024
Ore in stockpiles and on leach pads	$ 465,311	$ 330,723
Concentrates and doré bars	292,746	255,516
Supplies	940,773	924,477
Total current inventories	$1,698,830	$1,510,716
Non-current ore in stockpiles and on leach pads (Note 8B)	871,803	819,294
Total inventories	$2,570,633	$2,330,010

During the year ended December 31, 2025, there was no charge recorded within production costs to reduce the carrying value of inventories to their net realizable value (December 31, 2024 – $3.7 million).

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. OTHER ASSETS

A) Other Current Assets

	As at December 31, 2025	As at December 31, 2024
Federal, provincial and other sales taxes receivable	$178,685	$155,548
Prepaid expenses	140,040	124,566
Trade receivables (Note 19)	18,690	7,646
Short term investments	8,856	7,306
Other	38,925	45,288
Total other current assets	$385,196	$340,354

B) Other Assets

	As at December 31, 2025	As at December 31, 2024
Non-current ore in stockpiles and on leach pads (Note 7)	$871,803	$819,294
Non-current prepaid expenses	43,346	58,438
Non-current loans receivable	9,203	12,039
Investment in associate	7,086	12,361
Other	11,626	13,347
Total other assets	$943,064	$915,479

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

9. PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Total
As at December 31, 2023	$ 9,899,508	$ 7,269,861	$ 4,052,536	$ 21,221,905
Additions	429,239	486,746	1,096,341	2,012,326
Disposals	(9,328)	(33,458)	–	(42,786)
Amortization	(715,100)	(751,404)	(258,442)	(1,724,946)
Transfers between categories	–	495,419	(495,419)	–
As at December 31, 2024	$ 9,604,319	$ 7,467,164	$ 4,395,016	$ 21,466,499
Additions	870,372	444,343	1,544,116	2,858,831
Impairment reversal (Note 24)	229,000	–	–	229,000
Acquisitions (Note 5)	122,142	1,668	–	123,810
Disposals	(5,267)	(41,425)	–	(46,692)
Amortization	(553,850)	(878,290)	(348,768)	(1,780,908)
Transfers between categories	13,729	595,587	(609,316)	–
As at December 31, 2025	$10,280,445	$ 7,589,047	$ 4,981,048	$ 22,850,540
As at December 31, 2024				
Cost	$14,779,479	$13,291,636	$ 6,253,774	$ 34,324,889
Accumulated amortization and impairments	(5,175,160)	(5,824,472)	(1,858,758)	(12,858,390)
Carrying value – December 31, 2024	$ 9,604,319	$ 7,467,164	$ 4,395,016	$ 21,466,499
As at December 31, 2025				
Cost	$15,778,434	$14,133,150	$ 7,188,573	$ 37,100,157
Accumulated amortization and impairments	$ (5,497,989)	(6,544,103)	(2,207,525)	$(14,249,617)
Carrying value – December 31, 2025	$10,280,445	$ 7,589,047	$ 4,981,048	$ 22,850,540

During the year ended December 31, 2025, additions to plant and equipment included $41.8 million of right-of-use assets for lease arrangements entered into during the year (December 31, 2024 – $23.7 million) (Note 13).

As at December 31, 2025, major assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development was $837.6 million (December 31, 2024 – $697.5 million).

During the year ended December 31, 2025, the Company disposed of property, plant and mine development with a carrying value of $46.7 million (December 31, 2024 – $42.8 million). The net loss on disposal of $41.2 million (2024 – $37.7 million) was recorded in the other income and expenses line item in the consolidated statements of income (Note 22).

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

9. PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

Geographic Information:

	As at December 31, 2025	As at December 31, 2024
Canada	$19,533,387	$18,165,400
Australia	1,208,660	1,169,784
Finland	1,362,875	1,409,724
Sweden	13,812	13,812
Mexico	726,432	702,120
United States	5,374	5,659
Total property, plant and mine development	$22,850,540	$21,466,499

10. INVESTMENTS

	As at December 31, 2025	As at December 31, 2024
Equity securities (Note 6)	$1,423,499	$559,165
Share purchase warrants (Note 6)	84,753	53,724
Total investments	$1,508,252	$612,889

The following tables set out details of the Company's largest equity investments by carrying value:

	As at December 31, 2025		
	Equity securities	Share purchase warrants	Total
Foran Mining Corporation	$ 254,190	$ –	$ 254,190
Collective Mining Ltd	197,106	–	197,106
Perpetua Resources Corporation	194,098	23,464	217,562
Rupert Resources Ltd.	154,461	–	154,461
ATEX Resources Inc.	100,391	21,357	121,748
Other[i]	523,253	39,932	563,185
Total investments	$1,423,499	$84,753	$1,508,252

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

10. INVESTMENTS (Continued)

	As at December 31, 2024		
	Equity securities	Share purchase warrants	Total
Orla Mining Ltd.	$152,697	$36,730	$189,427
Foran Mining Corporation	106,861	–	106,861
Rupert Resources Ltd.	88,690	–	88,690
ATEX Resources Inc.	33,543	7,460	41,003
Other[(i)]	177,374	9,534	186,908
Total investments	$559,165	$53,724	$612,889

Note:

(i)   The balance is comprised of 64 (2024 – 58) equity investments.

During the year ended December 31, 2025, the Company sold its interest in certain equity securities. The fair value at the time of sale was $443.8 million. On disposal, a cumulative net gain of $227.2 million (net of tax) was transferred out of other reserves into retained earnings (Note 18). The Company also purchased $440.4 million of equity investments during the year ended December 31, 2025.

During the year ended December 31, 2024, the Company transferred a cumulative net gain of $0.3 million out of other reserves into retained earnings on the disposal of certain equity securities and also purchased $180.5 million of equity investments.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2025	As at December 31, 2024
Trade payables	$ 344,606	$295,998
Accrued liabilities	283,883	276,462
Wages payable	143,824	108,142
Other liabilities	261,131	142,810
Total accounts payable and accrued liabilities	$1,033,444	$823,412

In 2025 and 2024, the other liabilities balance consisted primarily of various employee benefits, employee payroll tax withholdings, other payroll taxes, royalties due and the current portion of the remaining obligation of the committed subscription proceeds for the San Nicolás project (Note 15).

12. RECLAMATION PROVISION

Agnico Eagle's reclamation provision includes both AROs and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. RECLAMATION PROVISION (Continued)

estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2025 ranged between 2.38% and 4.39% (2024 – between 2.80% and 4.35%).

The following table reconciles the beginning and ending carrying amounts of the Company's ARO. The settlement of the obligation is estimated to occur through to 2142.

	As at December 31, 2025	As at December 31, 2024
Asset retirement obligations – non-current, beginning of year	$1,019,848	$1,040,003
Asset retirement obligations – current, beginning of year	56,909	22,570
Current year additions and changes in estimate, net(i)	282,638	89,017
Current year accretion	38,237	33,815
Liabilities settled	(27,307)	(14,976)
Foreign exchange revaluation	76,756	(93,672)
Reclassification from non-current to current, end of year	(140,406)	(56,909)
Asset retirement obligations – non-current, end of year	$1,306,675	$1,019,848

Note:

(i) During the year ended December 31, 2025, the Company revised its estimate of the Meadowbank ARO. The revision was driven by an updated internal analysis completed during the period and, as a result, the ARO liability related to Meadowbank increased by $185.1 million with a corresponding adjustment to the related mining asset. As at December 31, 2025, the Meadowbank ARO liability was $414.5 million.

The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability. The settlement of the obligation is estimated to occur through to 2032.

	As at December 31, 2025	As at December 31, 2024
Environmental remediation liability – non-current, beginning of year	$ 6,780	$ 9,235
Environmental remediation liability – current, beginning of year	1,670	1,696
Current year additions and changes in estimate, net	9,263	–
Liabilities settled	(2,171)	(1,664)
Foreign exchange revaluation	390	(817)
Reclassification from non-current to current, end of year	(4,131)	(1,670)
Environmental remediation liability – non-current, end of year	$11,801	$ 6,780

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

13. LEASES

The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset. The expenses associated with such leases are included in operating costs in the consolidated statements of income.

The following table sets out the carrying amounts of right-of-use assets included in property, plant and mine development in the consolidated balance sheets and the movements during the period:

	As at December 31, 2025	As at December 31, 2024
Balance, beginning of year	$172,034	$182,306
Net (disposals), additions and modifications	(14,812)	23,726
Amortization	(31,053)	(33,998)
Balance, end of year	$126,169	$172,034

The following table sets out the lease obligations included in the consolidated balance sheets:

	As at December 31, 2025	As at December 31, 2024
Current	$ 30,480	$ 40,305
Non-current	94,719	98,921
Total lease obligations	$125,199	$139,226

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below. Because leases with variable lease payments do not give rise to fixed minimum lease payments, no amounts are included below for such leases.

	As at December 31, 2025	As at December 31, 2024
Within 1 year	$ 33,698	$ 42,347
Between 1 – 3 years	34,903	34,141
Between 3 – 5 years	23,131	19,261
Thereafter	41,974	40,638
Total undiscounted lease obligations	$133,706	$136,387

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. LEASES (Continued)

The Company recognized the following amounts in the consolidated statements of income with respect to leases:

	Year Ended December 31,	
	2025	2024
Amortization of right-of-use assets	$ 31,053	$ 33,998
Interest expense on lease obligations	$ 4,326	$ 4,437
Variable lease payments not included in the measurement of lease obligations	$131,330	$141,602
Expenses relating to short-term leases	$ 8,907	$ 8,476
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$ 4,182	$ 3,339

During the year ended December 31, 2025, the Company recognized $244.2 million (2024 – $274.2 million) in the consolidated statements of cash flows with respect to lease payments.

14. LONG-TERM DEBT

	As at December 31, 2025	As at December 31, 2024
2020 Notes[(i)(ii)]	$199,239	$ 199,092
2018 Notes[(i)(ii)]	–	348,828
2017 Notes[(i)(ii)]	–	299,319
2016 Notes[(i)(ii)]	–	249,695
2015 Note[(i)(ii)]	–	49,952
Deferred financing costs[(iii)]	(2,968)	(3,930)
Total debt	$196,271	$1,142,956
Less: current portion	–	90,000
Total long-term debt	$196,271	$1,052,956

Notes:
(i) Inclusive of unamortized deferred financing costs.
(ii) The 2020 Notes, 2018 Notes, 2017 Notes, 2016 Notes, and 2015 Note are defined below.
(iii) Relates to unamortized deferred financing costs on the credit facility

Scheduled Debt Principal Repayments

The Company's remaining scheduled debt principal repayments in respect of the 2020 Notes are $100.0 million in 2030 and $100.0 million in 2032.

Credit Facility

On February 12, 2024, the Company entered into a new credit facility with a group of financial institutions that provides the Company with a $2.0 billion unsecured revolving credit facility and includes a $1.0 billion uncommitted accordion

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

14. LONG-TERM DEBT (Continued)

facility (the "Credit Facility"). The Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The Credit Facility is available in US dollars through Secured Overnight Financing Rate ("SOFR") and base rate advances, or in Canadian dollars through Canadian Overnight Repo Rate Average ("CORRA") and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company's credit rating. The Company's payment and performance of its obligations under the Credit Facility are not guaranteed by any of its subsidiaries, however the Company must provide guarantees from certain of its subsidiaries if (i) any existing material indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or (ii) if the Company incurs new material indebtedness for borrowed money, or refinances existing material indebtedness (including material alterations to the terms of such indebtedness, but excluding maturity date extensions) and provides guarantees of such new or refinanced material indebtedness from any of its subsidiaries.

As at December 31, 2025, no amounts were outstanding under the Credit Facility. During the year ended December 31, 2025, there were no Credit Facility drawdowns and no Credit Facility repayments. During the year ended December 31, 2024, Credit Facility drawdowns and repayments each totaled $600.0 million. As at December 31, 2025, $1,975.8 million was available for future drawdown under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit, which were $24.2 million as at December 31, 2025.

Term Loan Facility

On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provided a $600.0 million unsecured term credit facility (the "Term Loan Facility"). The Company drew the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility was scheduled to mature and all indebtedness thereunder was due and payable on April 21, 2025. The Term Loan Facility was available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranged from 0.00% to 2.00%, depending on the Company's credit rating.

During the year ended December 31, 2024, Agnico Eagle fully repaid the $600.0 million outstanding on its Term Loan Facility.

2020 Notes

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2020 Notes") with a weighted average maturity of 11 years and weighted average yield of 2.83%.

The following table sets out details of the individual series of the 2020 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	2.78%	4/7/2030
Series B	100,000	2.88%	4/7/2032
Total	$200,000		

2018 Notes

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes"). On September 29, 2025, the Company elected to repay in full the $350.0 million principal of the 2018 Notes prior to maturity, resulting in a principal amount of nil as at December 31, 2025.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

14. LONG-TERM DEBT (Continued)

2017 Notes

On June 29, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes").

On June 30, 2025, the Company repaid $40.0 million of the 2017 Series A 4.42% notes at maturity and elected to repay in full the outstanding principal of the remaining 2017 Notes of $260.0 million prior to maturity. As at December 31, 2025, the principal amount of the 2017 Notes was nil.

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes"). On June 30, 2023, the Company repaid $100.0 million of the Series A 4.54% Notes at maturity.

On June 30, 2025, the Company elected to repay in full the outstanding principal of the 2016 Notes of $250.0 million prior to maturity. As at December 31, 2025, the principal amount of the 2016 Notes was nil.

2015 Note

On September 30, 2015, the Company closed a private placement of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%.

On September 29, 2025, the Company repaid the $50.0 million principal of the 2015 Note at maturity, resulting in a principal amount of nil as at December 31, 2025.

Debt Extinguishment Costs

During the year ended December 31, 2025, the Company incurred debt extinguishment costs of $8.2 million relating to the repayment of the 2016, 2017 and 2018 Notes prior to their respective maturity dates. Debt extinguishment costs are recognized within finance costs in the consolidated statements of income.

Covenants

Payment and performance of Agnico Eagle's obligations under the Term Loan Facility, and the Notes were guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors"). However, in connection with the Company's entry into the Credit Facility on February 12, 2024, the subsidiary guarantees provided in connection with the Term Loan Facility and the Notes were released.

The Credit Facility contains customary covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreement pursuant to which the Notes were issued (the "Note Purchase Agreement") contains covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets and carry on a business other than one related to mining.

The Credit Facility also requires the Company to maintain a total net debt to capitalization ratio below a specified maximum value and the Note Purchase Agreement requires the Company to maintain a total net debt to EBITDA ratio below a specified maximum value.

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements throughout the years ended and as at December 31, 2025 and 2024.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

14. LONG-TERM DEBT (Continued)

Finance Costs

Total finance costs consist of the following:

	Year Ended December 31,	
	2025	**2024**
Interest on Notes	$32,070	$ 53,229
Interest on Term Loan Facility	–	32,712
Interest on Credit Facility	–	3,350
Credit Facility fees	6,731	6,167
Amortization of credit and term loan financing and note issuance costs	4,490	3,845
Debt extinguishment costs	8,245	–
Accretion expense on reclamation provisions	38,237	33,815
Interest on lease obligations and other interest expense (income)	5,552	(3,566)
Interest capitalized to assets under construction	(4,180)	(2,814)
Total finance costs	$91,145	$126,738

Borrowing costs were capitalized to assets under construction during the year ended December 31, 2025 at a weighted average capitalization rate of 1.35% (2024 – 1.41%).

15. OTHER LIABILITIES

Other liabilities consist of the following:

	As at December 31, 2025	As at December 31, 2024
Committed subscription proceeds for San Nicolás project	$152,102	$195,952
Pension benefit obligations	65,485	51,793
Deferred income	30,688	34,888
Other	1,946	6,261
Total other liabilities	$250,221	$288,894

The committed subscription proceeds represent the minimum unavoidable obligation under the joint venture shareholders' agreement between Agnico Eagle and Teck. During the year ended December 31, 2025, contributions of $15.0 million were recorded against the obligation (2024 – $16.3 million). The current portion of the remaining obligation is recorded on the accounts payable and accrued liabilities line item of the consolidated financial statements (Note 11).

The Company provides pension and retirement programs for certain current and former senior officers, and eligible employees in Canada and Mexico, each of which are considered defined benefit plans under IAS 19 – Employee Benefits.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

15. OTHER LIABILITIES (Continued)

The funded status of the plans are based on actuarial valuations performed as at December 31, 2025. The plans operate under similar regulatory frameworks and generally face similar risks.

In addition to its defined benefit pension plans, the Company maintains two defined contribution plans – the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees' base employment compensation to a defined contribution plan. In 2025, $23.0 million (2024 – $20.0 million) was contributed to the Basic Plan. The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Company's liability related to the Supplemental Plan is $14.2 million at December 31, 2025 (2024 – $11.8 million).

16. EQUITY

Common Shares

The Company's authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2025, Agnico Eagle's issued common shares totaled 500,768,400 (December 31, 2024 – 502,440,336), of which 721,800 common shares are held in trusts as described below (2024 – 710,831).

The common shares held in trusts relate to the Company's RSU plan, PSU plan and LTIP. The trusts have been evaluated under IFRS 10 – *Consolidated Financial Statements* and are consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

On May 1, 2025, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB, excluding commissions. Under the NCIB, the Company may purchase its common shares for cancellation during the period commencing May 4, 2025 and ending on May 3, 2026. Purchases under the NCIB will be made through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

The following table sets out activity with respect to the Company's NCIB program:

	Year Ended December 31,	
	2025	**2024**
Number of common shares repurchased	4,114,150	1,749,086
Cost of common shares repurchased ($ millions)	$ 599.7	$ 119.9
Number of common shares cancelled	4,114,150	1,749,086
Book value of cancelled shares ($ millions)	$ 154.2	$ 64.9

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

16. EQUITY (Continued)

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2025 were exercised:

Common shares outstanding at December 31, 2025	500,046,600
Employee stock options	1,559,812
Common shares held in trusts in connection with the RSU plan (Note 17C), PSU plan (Note 17D) and LTIP	721,800
Total	502,328,212

Net Income Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,	
	2025	**2024**
Net income for the year	$4,461,461	$1,895,581
Weighted average number of common shares outstanding – basic (in thousands)	501,993	499,904
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	625	567
Add: Dilutive impact of employee stock options	816	390
Weighted average number of common shares outstanding – diluted (in thousands)	503,434	500,861
Net income per share – basic	$ 8.89	$ 3.79
Net income per share – diluted	$ 8.86	$ 3.78

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

For the years ended December 31, 2025 and December 31, 2024, no employee stock options were excluded from the calculation of diluted net income per share.

17. STOCK-BASED COMPENSATION

A) *Employee Stock Option Plan ("ESOP")*

The Company's ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company's common shares issued and outstanding at the date of grant.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

17. STOCK-BASED COMPENSATION (Continued)

On April 24, 2021, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2021, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 38,700,000 common shares.

Of the stock options granted under the ESOP, 25% vest within 30 days of the grant date and the remaining stock options vest in equal installments on the next three anniversary dates of the grant. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,125,773	C$ 72.37	4,646,412	C$77.54
Granted	873,464	112.46	1,021,400	72.65
Exercised	(1,366,407)	77.96	(3,402,181)	79.34
Forfeited	(68,293)	90.26	(126,933)	76.81
Expired	(4,725)	73.23	(12,925)	74.90
Outstanding, end of year	1,559,812	C$ 89.13	2,125,773	C$72.37
Options exercisable, end of year	278,566	C$ 77.17	632,584	C$76.15

The average closing share price of Agnico Eagle's common shares during the year ended December 31, 2025 was C$180.33 (2024 – C$94.89).

The weighted average grant date fair value of stock options granted in 2025 was C$18.52 (2024 – C$13.85). The following table sets out information about Agnico Eagle's stock options outstanding and exercisable as at December 31, 2025:

	Stock Options Outstanding			Stock Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
C$67.19 – C$72.65	883,834	2.49	C$ 71.37	227,499	1.82	C$ 69.53
C$89.59 – C$112.46	675,978	4.00	112.37	51,067	3.80	111.21
C$67.19 – C$112.46	1,559,812	3.15	C$ 89.13	278,566	2.18	C$ 77.17

The Company has reserved for issuance 1,559,812 common shares in the event that these stock options are exercised.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

17. STOCK-BASED COMPENSATION (Continued)

The number of common shares available for the grant of stock options under the ESOP as at December 31, 2025 was 1,337,379.

Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,	
	2025	**2024**
Risk-free interest rate	2.75%	4.11%
Expected life of stock options (in years)	2.1	2.4
Expected volatility of Agnico Eagle's share price	29.0%	32.0%
Expected dividend yield	2.1%	3.0%

The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

Compensation expense related to the ESOP amounted to $10.4 million for the year ended December 31, 2025 (2024 – $10.3 million).

Subsequent to the year ended December 31, 2025, 347,595 stock options were granted under the ESOP, of which 86,899 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2031, vest in equal installments on each anniversary date of the grant over a three-year period.

B) *Incentive Share Purchase Plan ("ISPP")*

In 2025, 466,302 common shares were subscribed for under the ISPP (2024 – 801,645) for a value of $63.5 million (2024 – $55.5 million). Eligible participants under the ISPP may contribute up to 10% of their basic annual salaries to subscribe for common shares of the Company and the Company will contribute an amount equal to 50.0% of each participant's contribution. All common shares subscribed for under the ISPP are issued by the Company. In April 2024, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 13,600,000 from 9,600,000. As at December 31, 2025, Agnico Eagle has reserved for issuance 3,103,744 common shares (2024 – 3,570,046) under the ISPP.

The total compensation cost recognized in 2025 related to the ISPP was $21.2 million (2024 – $18.5 million).

C) *RSU Plan*

The Company offers a RSU plan for certain employees, directors and senior executives of the Company.

A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

17. STOCK-BASED COMPENSATION (Continued)

The following table sets out activity with respect to the Company's RSUs for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Number of units	Weighted Average Grant Date Fair Value	Number of units	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	1,021,925	$53.88	1,023,648	$51.02
Granted	412,146	79.94	527,623	53.27
Vested	(516,056)	54.49	(496,898)	47.47
Forfeited	(31,902)	57.29	(32,448)	51.82
Outstanding, end of year	886,113	$65.52	1,021,925	$53.88

In 2025, the Company funded the RSU plan by transferring $59.8 million (2024 – $37.7 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

Compensation expense related to the RSU plan was $30.7 million in 2025 (2024 – $30.4 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items, as applicable, in the consolidated statements of income.

Subsequent to the year ended December 31, 2025, 331,564 RSUs were granted under the RSU plan.

D) PSU Plan

The Company offers a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The PSUs are accounted for as cash-settled share-based liabilities. At each reporting date and on settlement, the share-based liabilities are remeasured, with changes in fair value recognized as share-based compensation expense in the period.

In 2025, 129,770 PSUs were granted (2024 – 182,400). The value of a PSU at the grant date approximates the market price of a common share of the Company on that date.

Compensation expense related to the PSU plan was $33.5 million in 2025 (2024 – $19.6 million). Compensation expense related to the PSU plan is included in the general and administrative line of the consolidated statements of income.

Subsequent to the year ended December 31, 2025, 114,100 PSUs were granted under the PSU plan.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

18. OTHER RESERVES

The following table sets out the movements in other reserves for the years ended December 31, 2025 and 2024:

	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2023	$ (91,643)	$(7,312)	$ (98,955)
Net change in cash flow hedge reserve	–	1,176	1,176
Transfer of net gain on disposal of equity securities to retained earnings	(312)	–	(312)
Net change in fair value of equity securities	56,944	–	56,944
Balance at December 31, 2024	$ (35,011)	$(6,136)	$ (41,147)
Net change in cash flow hedge reserve	–	1,176	1,176
Transfer of net gain on disposal of equity securities to retained earnings, net of tax	(227,199)	–	(227,199)
Net change in fair value of equity securities	679,091	–	679,091
Balance at December 31, 2025	$ 416,881	$(4,960)	$ 411,921

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the consolidated statements of income.

19. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Australia, Finland and Mexico. The Company earns substantially all of its revenues from the production and sale of gold.

The cash flow and profitability of the Company's operations are significantly affected by the market price of gold. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

During the year ended December 31, 2025, four customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 76.3% of revenues from mining operations. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

19. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES (Continued)

The following table sets out sales to individual customers that exceeded 10.0% of revenues from mining operations:

	Year Ended December 31,	
	2025	2024
Customer 1	$2,663,440	$1,718,298
Customer 2	2,629,654	1,607,542
Customer 3	1,983,248	1,480,736
Customer 4	1,812,904	1,304,802
Total sales to customers exceeding 10.0% of revenues from mining operations	$9,089,246	$6,111,378
Percentage of total revenues from mining operations	76.3%	73.8%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2025, the Company had $18.7 million (December 31, 2024 – $7.6 million) in receivables relating to provisionally priced concentrate sales (Note 8A).

The Company has recognized the following amounts relating to revenue in the consolidated statements of income:

	Year Ended December 31,	
	2025	2024
Revenue from contracts with customers	$11,880,601	$8,285,815
Provisional pricing adjustments on concentrate sales	27,250	(62)
Total revenues from mining operations	$11,907,851	$8,285,753

The following table sets out the disaggregation of revenue by metal:

	Year Ended December 31,	
	2025	2024
Revenues from contracts with customers:		
Gold	$11,718,661	$8,170,356
Silver	102,466	79,208
Zinc	9,198	3,937
Copper	50,276	32,314
Total revenues from contracts with customers	$11,880,601	$8,285,815

In 2025, precious metals (gold and silver) accounted for 99.5% of Agnico Eagle's revenues from mining operations (2024 – 99.6%).

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

20. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company's overall risk management policy is to support the delivery of the Company's financial targets while minimizing the potential adverse effects on the Company's performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company's financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

A) Market Risk

Market risk is the risk that changes in market factors, such as interest rates, commodity prices, foreign exchange rates and listed equity prices, will affect the value of Agnico Eagle's financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

i. Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations that have floating interest rates.

There is no significant impact on income before income and mining taxes or on equity of a 1.0% increase or decrease in interest rates as at December 31, 2025.

ii. Commodity Price Risk

a. Metal Prices

Agnico Eagle's revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment.

The Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Polices and Procedures which incorporates its long-standing policy of no long-term forward gold sales. This policy does not allow for speculative trading. As at December 31, 2025, there were no metal derivative positions.

b. Fuel

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (see Note 21 for further details on the Company's derivative financial instruments).

iii. Foreign Currency Risk

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian and Australian dollars, Euros, or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of non-US dollar denominated assets and liabilities into US dollars), which does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

20. CAPITAL AND FINANCIAL RISK MANAGEMENT (Continued)

and forwards that are not held for speculative purposes (see Note 21 for further details on the Company's derivative financial instruments).

The following table sets out the translation impact, based on financial instruments in place as at December 31, 2025, on income before income and mining taxes and on equity for the year ended December 31, 2025 of a 10.0% weakening in the exchange rate of the US dollar relative to the Canadian dollar, Australian dollar, Euro and Mexican peso, with all other variables held constant. A 10.0% strengthening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2025.

	Positive (negative) impact on Income before Income and Mining Taxes and on Equity
Canadian dollar	$ (8,048)
Australian dollar	$ (3,316)
Euro	$(11,712)
Mexican peso	$ 3,267

B) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables, loan receivable and certain derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions which it believes results in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, which the Company believes results in a low level of credit risk. The Company mitigates credit risk by dealing with what it believes to be credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at December 31, 2025	As at December 31, 2024
Cash and cash equivalents	$2,866,053	$926,431
Trade receivables (Notes 6, 8A and 19)	18,690	7,646
Fair value of derivative financial instruments (Notes 6 and 21)	34,428	1,348
Short-term investments (Note 8A)	8,856	7,306
Non-current loans receivable (Note 8B)	9,203	12,039
Total	$2,937,230	$954,770

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

20. CAPITAL AND FINANCIAL RISK MANAGEMENT (Continued)

As at December 31, 2025 and 2024, cash and cash equivalents consisted of the following:

	As at December 31, 2025	As at December 31, 2024
Cash	$2,317,928	$803,211
Short-term deposits	548,125	123,220
Total cash and cash equivalents	$2,866,053	$926,431

C) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to lease obligations are set out in Note 13 and contractual maturities relating to long-term debt are set out in Note 14. Other financial liabilities have maturities within one year of December 31, 2025.

D) Capital Risk Management

The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

Agnico Eagle's capital structure comprises a mix of lease financing, long-term debt and total equity as follows:

	As at December 31, 2025	As at December 31, 2024
Lease obligations (Note 13)	$ 125,199	$ 139,226
Long-term debt (Note 14)	196,271	1,142,956
Total equity	24,742,464	20,832,900
Total	$25,063,934	$22,115,082

The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process with the goal of ensuring it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

See Note 14 for details related to Agnico Eagle's compliance with its long-term debt covenants.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

20. CAPITAL AND FINANCIAL RISK MANAGEMENT (Continued)

E) Changes in liabilities arising from financing activities

	As at December 31, 2024	Changes from Financing Cash Flows	Foreign Exchange	Other[(i)]	As at December 31, 2025
Long-term debt	$1,142,956	(950,000)	–	3,315	$196,271
Lease obligations	139,226	(36,043)	(994)	23,010	125,199
Total liabilities from financing activities	$1,282,182	(986,043)	(994)	26,325	$321,470

Note:
(i) Includes the amortization of deferred financing costs on long-term debt reflected in finance costs and lease obligation additions.

21. DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.

These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2025, the Company had outstanding derivative contracts related to $4,458.4 million of 2026 and 2027 expenditures (December 31, 2024 – $4,006.5 million). The Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item in the consolidated financial statements. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

The Company's other foreign currency derivative strategies in 2025 and 2024 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item in the consolidated financial statements.

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations' diesel fuel exposure. There were derivative financial instruments outstanding as at December 31, 2025 relating to 16.0 million gallons of heating oil (December 31, 2024 – 28.0 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item in the consolidated financial statements. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

21. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item in the consolidated financial statements.

	Year Ended December 31,	
	2025	2024
Premiums realized on written foreign exchange call options	$ (968)	$ (1,735)
Unrealized gain on warrants	(111,203)	(20,383)
Realized loss on currency and commodity derivatives	15,796	35,541
Unrealized (gain) loss on currency and commodity derivatives	(127,585)	142,396
(Gain) loss on derivative financial instruments	$(223,960)	$155,819

22. OTHER INCOME AND EXPENSES

The following table sets out amounts recognized in the other income and expenses line item in the consolidated statements of income:

	Year Ended December 31,	
	2025	2024
Loss on disposal of property, plant and mine development (Note 9)	$ 41,219	$ 37,669
Interest income	(58,144)	(18,174)
Environmental remediation	43,239	14,719
Loss on sale of equity securities	40,175	–
Other	26,506	50,254
Total other income and expenses	$ 92,995	$ 84,468

23. SEGMENTED INFORMATION

The Company identifies its operating segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, for the purpose of allocating resources and assessing performance. Each of the Company's operating mines and significant projects are considered to be separate operating segments. Reportable operating segments represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions. Corporate and other assets and specific income and expense items are not allocated to reportable segments.

Effective December 31, 2025, the Company redefined its operating segments to reflect changes in how management evaluates the LaRonde mine and LZ5. These operations have been combined into the LaRonde Complex segment, and comparative information has been restated to conform with the revised presentation.

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

23. SEGMENTED INFORMATION (Continued)

	Year Ended December 31, 2025				
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Reversal	Segment Income (Loss)
LaRonde	$ 1,303,218	$ (360,025)	$ –	$ –	$ 943,193
Canadian Malartic	2,078,291	(488,160)	–	–	1,590,131
Goldex	460,907	(148,952)	–	–	311,955
Meliadine	1,328,761	(402,385)	–	–	926,376
Meadowbank	1,700,214	(552,470)	–	–	1,147,744
Kittila	748,635	(236,238)	–	–	512,397
Detour Lake	2,360,769	(565,439)	–	–	1,795,330
Macassa	1,021,752	(221,718)	–	229,000	1,029,034
Fosterville	537,795	(146,382)	–	–	391,413
Pinos Altos	323,322	(205,808)	–	–	117,514
Corporate and other(i)	44,187	(13,107)	–	–	31,080
Exploration	–	–	(206,684)	–	(206,684)
Segment totals	$11,907,851	$(3,340,684)	$(206,684)	$229,000	$ 8,589,483
Total segments income					$ 8,589,483
Corporate and other:					
Amortization of property, plant and mine development					(1,645,297)
General and administrative					(235,947)
Finance costs					(91,145)
Gain on derivative financial instruments					223,960
Foreign currency translation gain					25,654
Care and maintenance					(69,802)
Other income and expenses					(92,995)
Income before income and mining taxes					$ 6,703,911

Note:

(i) Relates to revenues and production costs from non-operating minesites.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

23. SEGMENTED INFORMATION (Continued)

	Year Ended December 31, 2024			
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$ 770,314	$ (319,495)	$ –	$ 450,819
Canadian Malartic	1,492,313	(532,037)	–	960,276
Goldex	321,346	(129,977)	–	191,369
Meliadine	890,243	(350,280)	–	539,963
Meadowbank	1,178,132	(463,464)	–	714,668
Kittila	523,550	(227,334)	–	296,216
Detour Lake	1,582,974	(497,079)	–	1,085,895
Macassa	670,568	(201,371)	–	469,197
Fosterville	545,152	(147,045)	–	398,107
Pinos Altos	245,997	(168,231)	–	77,766
La India	65,164	(49,767)	–	15,397
Exploration	–	–	(219,610)	(219,610)
Segment totals	$8,285,753	$(3,086,080)	$(219,610)	$ 4,980,063
Total segments income				$ 4,980,063
Corporate and other:				
Amortization of property, plant and mine development				(1,514,076)
General and administrative				(207,450)
Finance costs				(126,738)
Loss on derivative financial instruments				(155,819)
Foreign currency translation loss				(9,383)
Care and maintenance				(60,574)
Other income and expenses				(84,468)
Income before income and mining taxes				$ 2,821,555

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

23. SEGMENTED INFORMATION (Continued)

The following table sets out revenues from mining operations by geographic area[i]:

	Year Ended December 31,	
	2025	**2024**
Canada	$10,287,227	$6,905,890
Australia	537,795	545,152
Finland	748,635	523,550
Mexico	334,194	311,161
Total revenues from mining operations	$11,907,851	$8,285,753

Note:

(i)   Based on the location of the mine from which the product originated.

The following table sets out total assets by segment:

	Total Assets as at	
	December 31, 2025	**December 31, 2024**
LaRonde	$ 1,265,895	$ 1,231,210
Canadian Malartic	7,025,277	6,833,320
Goldex	468,050	457,204
Meliadine	2,276,714	2,344,399
Meadowbank	1,567,865	1,343,936
Kittila	1,545,658	1,559,735
Detour Lake	10,201,708	9,730,258
Macassa	1,896,086	1,774,106
Fosterville	1,236,700	1,044,241
Pinos Altos	436,744	392,480
La India	85,100	94,806
Exploration	1,968,494	1,418,441
Corporate and other	4,497,000	1,762,882
Total assets	$34,471,291	$29,987,018

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

23. SEGMENTED INFORMATION (Continued)

The following table sets out non-current assets by geographic area:

	As at December 31, 2025	As at December 31, 2024
Canada	$26,090,979	$23,803,520
Australia	1,208,835	1,176,213
Finland	1,386,369	1,431,114
Mexico	768,822	747,392
Sweden	13,812	13,812
United States	8,532	9,686
Total non-current assets	$29,477,349	$27,181,737

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2025 and December 31, 2024:

	Detour	Canadian Malartic	Exploration	Total
Total goodwill	$1,215,444	$2,882,228	$60,000	$4,157,672

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

23. SEGMENTED INFORMATION (Continued)

The following table sets out capital expenditures by segment:

	Year Ended December 31,	
	2025	**2024**
LaRonde	$ 182,465	$ 176,206
Canadian Malartic	470,137	320,103
Goldex	70,284	69,884
Meliadine	166,346	173,770
Meadowbank	152,134	96,137
Kittila	79,530	79,259
Detour Lake	578,057	502,756
Macassa	195,104	170,783
Fosterville	128,776	90,041
Pinos Altos	44,961	31,836
Exploration	316,218	103,180
Corporate and other	34,188	3,994
Total capital expenditures	$2,418,200	$1,817,949

24. IMPAIRMENT AND IMPAIRMENT REVERSAL

Goodwill Impairment Tests

In the fourth quarter of 2025 and 2024, the Company performed the annual goodwill impairment test as required by IAS 36. The estimated recoverable amount of each CGU was calculated under the fair value less costs to dispose ("FVLCD") basis and compared to the carrying amount. The estimated recoverable amounts were calculated by discounting the estimated future net cash flows over the estimated life of the mine and, in certain circumstances, by reference to comparable market transactions. No impairment losses were recorded during the years ended December 31, 2025 and 2024.

Key Assumptions

The determination of the recoverable amount within level 3 of the fair value hierarchy, includes the following key applicable assumptions:

- Discount rates were based on each asset group's weighted average cost of capital ("WACC"), of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factors for each mine or project. Cost of debt was determined by applying an appropriate

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

24. IMPAIRMENT AND IMPAIRMENT REVERSAL (Continued)

market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction;

- Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;

- Foreign exchange estimates are based on estimates that reflect the outlooks of major global financial institutions;

- Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account management's expected development plans;

- Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited economic study has been completed; and

- Market participants may utilize a net asset value ("NAV") multiple when companies trade at a market capitalization greater than the net present value ("NPV") of their expected cash flows. The NAV multiple takes into account a variety of additional value factors such as the exploration potential of the mineral property to find and produce more metal than what is currently included in the cash flow model and the benefit of gold price optionality. The Company applied NAV multiples to the NPV of CGUs that it judged to be appropriate.

The range of key assumptions used in the impairment tests are summarized as set out below:

	2025	2024
Gold price per oz	$2,900 – $3,750	$2,050 – $2,500
WACC	6.5% – 9.3%	6.3% – 9.0%
NAV multiple	1.00x – 1.56x	1.00x – 1.58x
Foreign exchange rates	US$0.72:C$1.00 to US$0.75:C$1.00	US$0.74:C$1.00 to US$0.78:C$1.00
Inflation	2.0%	2.0%

Impairment Reversal

In 2023, the Company performed its annual goodwill test in respect of the Macassa CGU. The Macassa CGU carrying amount exceeded its estimated recoverable amount, and, accordingly, an impairment loss of $675.0 million was recognized, of which $420.9 million was allocated to reduce goodwill to nil with $254.1 million allocated to property, plant and mine development. In 2025, the Company identified indicators of impairment reversal driven by the effect of significant and sustained increase in the gold price which resulted in higher long-term gold price assumptions, and performed an impairment reversal assessment to determine the recoverable amount in respect of the Macassa CGU. As the Macassa CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired in 2023, an impairment reversal of $229.0 million ($156.0 million net of tax) was recognized in the impairment reversal line item in the consolidated statements of income, with a corresponding increase in the value of the property, plant and mine development at Macassa.

The estimated recoverable amount in respect of the Macassa CGU as at December 31, 2025 was determined on the basis of FVLCD and calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 6.10%. The recoverable amount calculation was based on an estimate of future production levels applying short-term gold prices of $3,500 to $4,300 per ounce and long-term gold prices of $3,100 per ounce (in real terms), an inflation rate of 2.0%, and capital and operating costs based on applicable life of mine plans.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

24. IMPAIRMENT AND IMPAIRMENT REVERSAL (Continued)

This impairment reversal represents the full reversal of prior impairment allocated to property, plant and mine development, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy. In 2024, the Company did not identify any indicators of impairment reversal on long-lived assets.

25. INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,	
	2025	**2024**
Current income and mining taxes	$2,080,292	$712,129
Deferred income and mining taxes:		
Origination and reversal of temporary differences	162,158	213,845
Total income and mining taxes expense	$2,242,450	$925,974

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,	
	2025	**2024**
Combined federal and composite provincial tax rates	26%	26%
Expected income tax expense at statutory income tax rate	$1,743,017	$733,605
Increase (decrease) in income and mining taxes resulting from:		
Mining taxes	569,702	221,461
Impact of foreign tax rates and change in future tax rates	(17,147)	12,656
Permanent differences	(2,552)	(68,458)
Impact of foreign exchange on deferred income tax balances	(40,977)	35,341
Other	(9,593)	(8,631)
Total income and mining taxes expense	$2,242,450	$925,974

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

25. INCOME AND MINING TAXES (Continued)

The following table sets out the components of Agnico Eagle's deferred income tax assets:

	As at December 31, 2025	As at December 31, 2024
Mining properties	$ 8,001	$12,023
Mining taxes	6,416	5,086
Reclamation provisions and other liabilities	3,404	12,089
Total deferred income tax assets	$17,821	$29,198

The following table sets out the components of Agnico Eagle's deferred income and mining tax liabilities:

	As at December 31, 2025	As at December 31, 2024
Mining properties	$6,125,556	$5,850,988
Mining taxes	(449,175)	(423,505)
Reclamation provisions and other liabilities	(303,368)	(265,234)
Total deferred income and mining tax liabilities	$5,373,013	$5,162,249

Changes in net deferred tax assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

	As at December 31, 2025	As at December 31, 2024
Net deferred income and mining tax liabilities – beginning of year	$5,133,051	$4,919,475
Income and mining tax impact recognized in net income	162,158	213,845
Income tax impact recognized in other comprehensive income and equity	59,983	(269)
Net deferred income and mining tax liabilities – end of year	$5,355,192	$5,133,051

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2025

25. INCOME AND MINING TAXES (Continued)

The deductible temporary differences in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at December 31, 2025	As at December 31, 2024
Other deductible temporary differences	$1,569,035	$1,262,999

The Company has $298.2 million (2024 – $11.1 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Australia, Finland and Mexico, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

The Company is within the scope of the OECD Pillar Two model rules. As at December 31, 2025, Pillar Two legislation has come into effect in some of the jurisdictions in which the Company's entities are incorporated.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Under the legislation, the Company is liable to pay a top-up tax for the difference between their Global Anti-Base Erosion effective tax rate per jurisdiction and the 15% minimum rate. No material top-up tax is payable for the Company for the December 31, 2025 fiscal year and no material top-up tax is expected for the fiscal years after December 31, 2025.

26. EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2025, employee benefits expense recognized in the consolidated statements of income was $1,515.8 million (2024 – $1,345.0 million). In 2025 and 2024, there were no material related party transactions other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

The following table sets out the compensation of key management personnel:

	Year Ended December 31,	
	2025	2024
Salaries, short-term incentives and other benefits	$12,682	$12,999
Post-employment benefits	3,745	3,779
Share-based payments	40,366	24,943
Total	$56,793	$41,721

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

27. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2025, the total amount of these guarantees was $1,338.5 million.

Certain of the Company's properties are subject to royalty arrangements. Set out below are the Company's most significant royalty arrangements related to operating mines:

- The Company has a royalty agreement with the Finnish government relating to Kittila. Starting 12 months after Kittila's operations commenced, the Company has been required to pay 2.0% net smelter return royalty, defined as revenue less processing costs.

- The Company is committed to pay a royalty on production or metal sales from certain Canadian Malartic properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.

- The Company is committed to pay a 5.0% net profits interest royalty on production from the Terrex property at LaRonde in Quebec, Canada.

- The Company is committed to pay a 2.0% net smelter return royalty on the metal sales from the LaRonde Complex in Quebec, Canada.

- The Company is committed to pay a 1.2% net smelter return royalty on sales from Meliadine in Nunavut, Canada.

- The Company is committed to two royalty arrangements on production from the Amaruq mine in Nunavut, Canada; a 1.4% net smelter return royalty and a 12.0% net profits interest royalty.

- The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at Pinos Altos.

- The Company is committed to various royalties on production from Macassa in Ontario, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 0.5% to 1.5%.

- The Company is committed to various royalty arrangements at Detour Lake in Ontario, Canada, including net smelter return royalties that range between 0.27% to 2.0% on gold sales, royalties of 0.3% of annual revenue in addition to other royalties based on gold price.

- The Company is committed to two royalty agreements on gold sales from Fosterville in Victoria, Australia, comprised of net smelter return royalties ranging from 1.5% to 2.0% and a 2.75% net smelter return royalty payable to the Victorian government.

The Company also has certain payments associated with First Nation collaboration agreements at LaRonde, Canadian Malartic, Detour Lake, Macassa, Upper Beaver and Fosterville.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

AGNICO EAGLE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2025

27. COMMITMENTS AND CONTINGENCIES (Continued)

The Company had the following contractual commitments as at December 31, 2025, of which $294.8 million related to capital expenditures:

	Contractual Commitments
2026	$596,272
2027	24,030
2028	21,533
2029	19,302
2030	22,232
Thereafter	45,604
Total	$728,973

In addition to the above, the Company has $290.0 million of committed subscription proceeds related to the San Nicolás project.

28. SUBSEQUENT EVENTS

Dividends Declared

On February 12, 2026, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.45 per common share (a total value of approximately $225.0 million), payable on March 16, 2026 to holders of record of the common shares of the Company on March 2, 2026.

Shareholder Information

Auditors
Ernst & Young LLP

Solicitors
Davies Ward Philips & Vineberg LLP
(Toronto and New York)

Listings
New York Stock Exchange and
the Toronto Stock Exchange

Stock Symbol: AEM

Transfer Agent
Computershare Trust Company of Canada
1-800-564-6253

Investor Relations
(416) 947-1212

Corporate Head Office

Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario, Canada
M5C 2Y7

(416) 947-1212

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Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Canada M5C 2Y7

agnicoeagle.com